SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                NTS-Properties IV
                       (Name of Subject Company (issuer))

                     NTS-Properties IV (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E209
                      (CUSIP Number of Class of Securities)

                    J.D. Nichols, Managing General Partner of
                NTS-Properties Associates IV and Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

Calculation of Filing Fee
--------------------------------------------------------------------------------
|   Transaction Valuation: $41,000    |          Amount of Filing Fee          |
| 200 Limited Partnership Interests   |               $8.20 (b)                |
|   at $205.00 per Interest (a)       |                                        |
--------------------------------------------------------------------------------
(a) Calculated as the aggregate maximum purchase price for limited partnership interests.
(b) Calculated as 1/50th of 1% of the  Transaction  Value.
[ ] Check  the box  if any  part of  the fee  is  offset  as  provided  by  Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.
    Amount Previously Paid:                                       Not Applicable
    Form or Registration No.:                                     Not Applicable
    Filing Party:                                                 Not Applicable
    Date Filed:                                                   Not Applicable
[ ] Check the box if the filing relates  solely  to   preliminary communications
    made before the  commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:
    [X] third-party tender offer subject to Rule 14d-1.
    [X] issuer tender offer subject to Rule 13e-4.
    [ ] going private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Schedule TO relates to an Offer to Purchase dated September 22, 2000 (the "Offer") by NTS-Properties IV, a Kentucky limited partnership (the "Partnership") and ORIG, LLC ("ORIG"), a Kentucky limited liability company and affiliate of the Partnership (each an "Offeror" and collectively, the
"Offerors"), to purchase up to 200 limited partnership interests in the Partnership. Information in the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information

         (a) The name of the subject company is NTS-Properties IV. The Partnership's principal executive offices are located at 10172 Linn Station Road, Louisville, Kentucky 40223 and its telephone number is (502) 426-4800.

         (b) The subject class of equity securities is the limited partnership interests ("Interests") in the Partnership. As of August 31, 2000, the Partnership had 24,214 outstanding Interests held by 1,882 holders of record.

         (c) There is currently no established trading market for the Interests.

Item 3. Identity and Background of Filing Persons.

         (a) The Partnership is both the subject company and a Filing Person. The remaining Filing Persons are ORIG, J.D. Nichols and Brian F. Lavin. Mr. Nichols and Mr. Lavin are the managing members of ORIG and affiliates of the Partnership, by virtue of the relationships described in the table below. Each of the Filing Persons are considered Bidders as that term is defined in Rule 14d-1(g)(2) of the Securities Exchange Act of 1934 (the "Act"), but only the Offerors will purchase Interests pursuant to the Offer. The following table names each person specified in Instruction C to Schedule TO. The business address and telephone number of each person specified in the following table is 10172 Linn Station Road, Louisville, Kentucky 40223, (502) 426-4800.



     Name                        Position / Relationship to Subject Company
     ----                        ------------------------------------------
NTS-Properties Associates IV     General Partner of the Partnership

NTS Capital Corporation          Corporate General Partner of NTS-
                                 Properties Associates IV

NTS Corporation                  Sole Shareholder of NTS Capital Corporation

J.D. Nichols                      Chairman of the Board and Sole Director of
                                  NTS Capital Corporation and NTS Corporation,
                                  Managing General Partner of NTS-Properties
                                  Associates IV and Managing Member of ORIG, LLC

Brian F. Lavin                    President and Chief Operating Officer of NTS
                                  Capital Corporation and NTS Corporation and
                                  Managing Member of ORIG, LLC

Gregory A. Wells                  Senior Vice President and Chief Financial
                                  Officer of NTS Capital Corporation and NTS
                                  Corporation

         (b) The principal business of ORIG is to invest in entities that own commercial and residential real estate. During the past five years, ORIG has not been the subject of any criminal proceedings. During the past five years, ORIG was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

         NTS-Properties Associates IV, a Kentucky limited partnership, is the general partner of the Partnership (the "General Partner"). During the past five years, the General Partner has not been the subject of any criminal proceedings. During the past five years, the General Partner was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

         NTS Capital Corporation, a Kentucky corporation, is the corporate general partner of the General Partner. During the past five years, NTS Capital Corporation has not been the subject of any criminal proceedings. During the past five years, NTS Capital Corporation was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

         NTS Corporation, a Kentucky corporation, is the sole shareholder of NTS Capital Corporation. During the past five years, NTS Corporation has not been the subject of any criminal proceedings. During the past five years, NTS Corporation was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

         (c)   J.D. Nichols:
               ------------

               (1)-(2) During the past 5 years, Mr. Nichols has served as Chairman of the Board of Directors of NTS Development Company, a real estate development corporation and a wholly-owned subsidiary of NTS Corporation. Mr. Nichols is the Chairman of the Board of NTS Capital Corporation, the corporate general partner of the General Partner. Mr. Nichols is the Chairman of the Board of NTS Corporation, the Sole Shareholder of NTS Capital Corporation and NTS Development Company. Mr. Nichols also serves as the managing general partner of the General Partner, and is a managing member of ORIG. The address of NTS
          Development Company, NTS Capital Corporation, NTS Corporation and NTS-Properties Associates IV is 10172 Linn Station Road, Louisville, Kentucky 40223.

               (3) Mr. Nichols has not been the subject of any criminal proceedings.

               (4) During the past five years, Mr. Nichols was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

               (5) Mr. Nichols is a citizen of the United States.

               Brian F. Lavin:
               --------------

               (1)-(2) Since February, 1999, Mr. Lavin has served as President and Chief Operating Officer of NTS Development Company, NTS Capital Corporation and NTS Corporation. From July, 1997 through February, 1999, Mr. Lavin served as Executive Vice President of NTS Development Company and NTS Capital Corporation. Mr. Lavin is also a managing member of ORIG. The address of NTS Development Company, NTS Capital Corporation, NTS Corporation and the General Partner is 10172 Linn Station Road, Louisville, Kentucky 40223. Prior to July, 1997, Mr. Lavin served as the Executive Vice President of Paragon Group, Inc. The address of Paragon Group, Inc., is 7557 Rambler Road, Dallas, Texas, 75231.

               (3)  Mr.   Lavin  has  not  been  the  subject  of  any  criminal
          proceedings.

               (4) During the past five years, Mr. Lavin was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.
               (5) Mr. Lavin is a citizen of the United States.

               Gregory A. Wells:
               ----------------

                    (1)-(2) Since July, 1999, Mr. Wells has served as Senior Vice President and Chief Financial Officer of NTS Development Company, NTS Capital Corporation and NTS Corporation. The address of NTS Development Company, NTS Capital Corporation and NTS Corporation is 10172 Linn Station Road, Louisville, Kentucky 40223. From May, 1998 through July, 1999, Mr. Wells served as Chief Financial Officer of Hokanson Companies, Inc. From January, 1995 until May, 1998, Mr. Wells served as Vice President and Treasurer of Hokanson Construction. The principal business of Hokanson Construction is construction of commercial buildings and residences and the principal business of Hokanson Companies, Inc. is property management. The address of Hokanson Construction and Hokanson Companies, Inc. is 107 North Pennsylvania Street, Indianapolis, Indiana 46204.

                    (3) Mr.  Wells  has not been  the  subject  of any  criminal proceedings.

                    (4) During the past five years, Mr. Wells was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

                    (5) Mr. Wells is a citizen of the United States.

Item 5. Past contracts, transactions, negotiations and agreements.

         (a) NTS Development Company, an affiliate of the General Partner, directs the management of the Partnership's properties pursuant to a written agreement (the "Management Agreement") between NTS Development Company and the Partnership. Under the Management Agreement, NTS Development Company establishes rental policies and rates and directs the marketing activity of leasing personnel. It also coordinates the purchase of equipment and supplies, maintenance activity and the selection of all vendors, suppliers and independent contractors.

         Under the Management Agreement, the Partnership agreed to pay NTS Development Company a management fee is equal to 5% of gross revenues from residential properties and 6% of gross revenues from commercial properties. Also under the Management Agreement, the Partnership agreed to pay NTS Development Company a repair and maintenance fee equal to 5.9% of costs incurred which relate to capital improvements. The Partnership paid NTS Development Company the following fees for the six months ended June 30, 2000 and for the year ended December 31, 1999. These charges include items which have been expensed as operating expenses - affiliated or professional and administrative expenses and items which have been capitalized as other assets or as land, buildings and amenities.

                                      Six Months                  Year
                                           Ended                 Ended
                                        06/30/00              12/31/99
                                        --------              --------
        Property
        Management
        Fee                              $93,564              $186,264

        Repair and
        Maintenance Fee                   22,819                21,620
                                          ------                ------

                                        $116,383              $207,884
                                        ========              ========

         The Management Agreement also requires the Partnership to purchase all insurance relating to the managed properties, to pay the direct out-of-pocket expenses of NTS Development Company in connection with the operation of the properties, including the cost of goods and materials used for and on behalf of the Partnership, and to reimburse NTS Development Company for the salaries, commissions, fringe benefits, and related employment expenses of on-site personnel. The Partnership also paid NTS Development Company the following amounts for expenses, in addition to the fees described in the preceding table, for the six months ended June 30, 2000 and for the year ended December 31, 1999. These charges included items which have been expensed as operating expenses - affiliated or professional and administrative expenses and items which have been capitalized as other assets or as land, building and amenities.



                                      Six Months                  Year
                                           Ended                 Ended
                                        06/30/00                  1999
                                        --------                  ----

        Leasing                        $  48,824             $ 148,888

        Administrative                    96,129               208,739

        Property
        Management
        Costs                            142,064               340,261

        Other                              4,000                13,804
                                           -----                ------

                                        $291,017              $711,692
                                        ========              ========

         The initial term of the Management Agreement was five years, and thereafter for succeeding one-year periods, unless canceled by either party upon sixty days written notice. As of the date of this Offer, the Management Agreement is still in effect.

         In connection with the retirement of Richard L. Good, the former Vice Chairman of NTS Capital Corporation, and under an agreement dated as of January 1, 1999, JDN Financial Holdings, LLC, a Delaware limited liability company owned by J.D. Nichols, acquired the equity interests of Richard L. Good in various entities affiliated with the Partnership, including NTS Corporation, NTS-Properties Associates VI, NTS-Properties Associates VII, NTS-Properties Plus Associates, and interests in private limited partnerships with ownership interests in real estate. In consideration for his equity interests in the foregoing entities, Richard L. Good received (i) monetary consideration equal to his salary and bonus in the amount of approximately $529,000, (ii) various promissory notes in the net amount of approximately $1,600,000, payable monthly through February 29, 2012 at the current interest rate of 5.09% per annum, and
(iii) equity interests in real and personal property, including 50% of the equity interest in National Aquatics, Inc. and 70% of the equity interest in NTS/Sabal Office Limited Partnership.

         On February 25, 2000, Mr. Nichols made a capital contribution of $100,000 to NTS Financial Partnership, a Kentucky general partnership ("NTS Financial") and an affiliate of the Partnership.

         On September 17, 1999, Mr. Nichols received a return of capital from NTS Financial in the amount of $50,000, and used such funds to make a capital contribution to ORIG. On February 25, 2000, Mr. Nichols received a return of capital from NTS Financial in the amount of $100,000, and used such funds to make a capital contribution to ORIG.

     In the past two years, Mr. Nichols has received the following returns of capital from NTS Financial on the dates set forth in the table below. Mr. Nichols used these funds to pay third party obligations.


                                                 Return of
      Date                                        Capital
      ----                                        -------
      June 30, 2000                              $119,155

      March 29, 2000                             $165,000

      January 5, 2000                            $164,122

      October 18, 1999                           $100,000

      October 15, 1999                           $225,739

      June 30, 1999                              $119,155

         In the past two years, Mr. Nichols has received the following returns of capital from NTS Financial on the dates set forth in the table below. Mr. Nichols used such funds to make a capital contribution to ORIG to purchase limited partnership interests in the entities listed below.

                            Return of
   Date                      Capital      Limited Partnership
   ----                      -------      -------------------
   January 4, 2000          $220,000      NTS-Properties V

   December 28, 1999        $320,000      NTS-Properties VI

   December 21, 1999        $191,750      NTS-Properties VII, Ltd.

   December 15, 1999        $404,897      The Partnership and NTS-Properties III

   October 7, 1999          $852,000      NTS-Properties VII, Ltd.

   April 5, 1999            $109,000      NTS-Properties III

   March 11, 1999           $ 96,000      The Partnership

   February 24, 1999        $137,000      The Partnership

   March 11, 1999           $ 96,000      NTS-Properties VII, Ltd.


     In the past two years, Mr. Nichols has also received the following funds from NTS Financial, which were not a return of capital, but were undistributed profits from private affiliates of NTS Financial. These funds were used to pay taxes.

   Date                                   Distribution
   ----                                   ------------

   January 18, 2000                        $251,000

   April 19, 1999                          $715,000

   January 1, 1999                         $297,500

   January 1, 1999                         $ 56,000

     Since January 1, 1998, Mr. Nichols has personally guaranteed various loans made to various publicly and privately-held affiliates of the Partnership. As of August 31, 2000, Mr. Nichols had outstanding personal guaranties totaling approximately $27,198,000. Mr. Nichols has guaranteed the payment of approximately $215,000 of notes payable of NTS Corporation. Mr. Nichols has guaranteed the payment of approximately $17,700,000 of loans of various affiliates. In October, 1998, Mr. Nichols and Mr. Lavin each personally guaranteed $3,250,000 of a loan made to a privately-held affiliate of the Partnership secured by a property, the book value of which is $10,000,000. Mr. Nichols also guaranteed, as an indemnitor, that the conditions of certain surety bonds will be met. The outstanding commitments of the surety bonds aggregated $3,283,000 at December 31, 1999. In December, 1999, Mr. Nichols and Mr. Lavin each personally guaranteed a

$2,000,000 loan to ORIG from Community Trust Bank, N.A. in the following amounts: (1) Mr. Nichols guaranteed 75% of all indebtedness of ORIG or $1,500,000, whichever is less; and (2) Mr. Lavin guaranteed 25% of all indebtedness of ORIG or $500,000, whichever is less. This loan was repaid using the proceeds of a $6,000,000 loan to ORIG from the Bank of Louisville. Mr. Nichols and Mr. Lavin each personally guaranteed up to $6,000,000 of the obligations under the loan from the Bank of Louisville for which each of them is jointly and severally liable.

     In addition to the guaranties described above, on March 31, 1989 NTS Guaranty Corporation, owned 100% by Mr. Nichols and an affiliate of the Partnership, guaranteed certain obligations of NTS Mortgage Income Fund, which is also an affiliate of the Partnership. On September 20, 1988, Mr. Nichols issued a $10,000,000 demand note to NTS Guaranty Corporation, which may be used to satisfy the guaranty. The obligations of NTS Guaranty Corporation under the guaranty are expressly limited to the assets of NTS Guaranty Corporation, its ability to draw upon the $10,000,000 demand note and Mr. Nichols' ability to answer the demand.

     (b) During the past two years, ORIG has participated in joint tender offers with (i) the Partnership to purchase Interests and (ii) limited partnerships that are affiliates of the Partnership to purchase the limited partnership interests of those partnerships. The following table sets forth the results of these tender offers:


                                                                    Limited
                                                                    Partnership      Limited
                                                                    Interests        Partnership
                                                       Total        Purchased by     Interests
Purchase        Subject                Price per       Interests    the Subject      Purchased
Date            Partnership            Interest        Purchased    Partnership      by ORIG
----            -----------            ---------       ---------    -----------      -------
December        NTS-                   $250             729          500               229
31, 1998        Properties III

December        NTS-                   $250             938          500               438
8, 1999         Properties III

February        NTS-                   $205           1,259          600               659
19, 1999        Properties IV

December        NTS-                   $205           2,245          500             1,745
8, 1999         Properties IV

February        The                    $205           2,458          600             1,858
5, 1999         Partnership

December        The                    $230(*)        1,196          250               946
31, 1999        Partnership



                                        9


                                                                    Limited
                                                                    Partnership      Limited
                                                                    Interests        Partnership
                                                       Total        Purchased by     Interests
Purchase        Subject                Price per       Interests    the Subject      Purchased
Date            Partnership            Interest        Purchased    Partnership      by ORIG
----            -----------            ---------       ---------    -----------      -------
January         NTS-                   $350            2,103           750           1,353
18, 1999        Properties VI

September       NTS-                   $370            2,801           500           2,301
30, 1999        Properties VI

December        NTS-                   $380            1,085           250             835
23, 1999        Properties VI

August          NTS-                   $380            3,685           100           3,585
15, 2000        Properties VI

March           NTS-                   $6             25,794        10,000          15,794
12, 1999        Properties VII,
                Ltd.

November 30,    NTS-                   $6             41,652        10,000          31,652
1999            Properties VII,
                Ltd.

August 15,      NTS-                   $6             39,220         2,500          36,720
2000            Properties VII,
                Ltd.


Mr. Nichols disclaims beneficial ownership of 10% of all of the Interests in the Partnership that are owned by ORIG, and disclaims 10% of all of the limited partnership interests in limited partnerships affiliated with the Partnership that are owned by ORIG.

Mr. Lavin disclaims beneficial ownership of 90% of all of the Interests in the Partnership that are owned by ORIG, and disclaims 90% of all of the limited partnership interests in limited partnerships affiliated with the Partnership that are owned by ORIG.

* The original offering price was $215 per interest which was increased to $230 per interest on December 20, 1999.

         In addition to the above tender offers involving ORIG, on September 30, 1999, NTS- Properties V purchased 2,523 limited partnership interests of NTS-Properties V from limited partners for $205 per interest pursuant to an offer to purchase interests.

     The Partnership's affiliates, BKK Financial, Inc., an Indiana corporation ("BKK"), and Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"), have purchased Interests from time to time. Mr Nichols' wife, Barbara Nichols, is the sole limited partner of Ocean Ridge. BKK is the general partner of Ocean Ridge. Since March, 1995 Ocean Ridge and BKK purchased 326 Interests at prices ranging from $130 to $205 per Interest. All of these Interests are currently owned by Ocean Ridge. Mr. Nichols and Mr. Lavin disclaim beneficial ownership of each of these Interests. The General Partner owns five Interests. Mr. Nichols and Mr. Lavin disclaim beneficial ownership of each of these Interests.

         ORIG purchased Interests in the Partnership and also purchased limited partnership interests in limited partnerships affiliated with the Partnership pursuant to an Agreement, Bill of Sale and Assignment dated February 10, 2000, by and among ORIG and four investors in the Partnership and partnerships affiliated with the Partnership (the "Purchase Agreement") for an aggregate purchase price of $900,000. ORIG paid these investors a premium above the purchase price previously offered for limited partnership interests pursuant to prior tender offers because this purchase allowed ORIG to purchase a substantial number of limited partnership interests without incurring the significant expenses involved with a tender offer. Pursuant to the Purchase Agreement, ORIG purchased the following Interests in the Partnership and limited partnership interests in limited partnerships affiliated with the Partnership:

o An aggregate of 565 limited partnership interests in the Partnership from three of the investors for total consideration of $136,629, or an average price of $241.82 per interest.

o An aggregate of 135 limited partnership interests in NTS-Properties III from two of the investors for total consideration of $38,676, or an average price of $286.49 per interest.

o An aggregate of 1,604 limited partnership interests in NTS-Properties V from three of the investors for total consideration of $425,949, or an average price of $265.55 per interest.

o An aggregate of 675 limited partnership interests in NTS-Properties VI from two of the investors for total consideration of $281,128, or $416.49 per interest.

o An aggregate of 2,251 Interests in NTS-Properties VII, Ltd. from one of the investors for total consideration of $15,082, or an average price of $6.70 per Interest.

o An aggregate of 2,536 limited partnership interests in NTS-Properties Plus, Ltd., from three of the investors for total consideration of $2,536, or an average purchase price of $1.00 per interest.

Item 6.  Purposes of the transaction and plans or proposals.

     (c)(1) Neither the Offerors, the General Partner, NTS Capital Corporation, Mr. Nichols nor Mr. Lavin has any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Partnership.

     (c)(2) Neither the Offerors, the General Partner, NTS Capital Corporation, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in an any purchase, sale or transfer of a material amount of assets of the Partnership.

     (c)(3) Neither the Offerors, the General Partner, NTS Capital Corporation, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in any material change in the present distribution policy or indebtedness or capitalization of the Partnership.

     (c)(4) Neither the Offerors, the General Partner, NTS Capital Corporation, Mr. Nichols nor Mr. Lavin has any plans or proposals that relate to or would result in any other material change in the Partnership's management.

     (c)(5) Neither the Offerors, the General Partner, NTS Capital Corporation, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in any other material change in the Partnership's structure or business.

     (c)(6) Item (c)(6) of this Item 6 is not applicable to the Partnership because its securities are not listed on a national securities exchange and are not authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

     (c)(7) Neither the Offerors, the General Partner, NTS Capital Corporation, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (c)(8) Neither the Offerors, the General Partner, NTS Capital Corporation, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in the suspension of the Partnership's obligation to file reports under Section 15(d) of the Act.

     (c)(9) Neither the Offerors, the General Partner, NTS Capital Corporation, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in the acquisition by any person of additional Interests of the Partnership, or the disposition of Interests of the Partnership.

     (c)(10) Neither the Offerors, the General Partner, NTS Capital Corporation, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in any changes in the Partnership's governing instruments that could impede the acquisition or control of the Partnership.

Item 8.  Interest in securities of the subject company.

         (a) Each of the affiliates beneficially own 3,514, or 14.5% of the outstanding Interests, (i) 3,183 of which are owned by ORIG, (ii) 326 of which are owned by Ocean Ridge, and (iii) five of which are owned by the General Partner. ORIG disclaims beneficial ownership of 331 of these Interests. Ocean Ridge disclaims beneficial ownership of 3,188 of these Interests. The General Partner disclaims beneficial ownership of 3,509 of these Interests. Mr. Nichols disclaims beneficial ownership of 649 of these Interests. Mr. Lavin disclaims beneficial ownership of 3,196 of these Interests. The address of each of these persons is 10172 Linn Station Road, Louisville, Kentucky 40223.

Item 9. Persons/assets, retained, employed, compensated or used.

         None.

Item 11.  Additional information.

         (a)      None.
         (b)      None.

Item 12.  Material to be filed as Exhibits.

         (a)(1) Form of Offer to Purchase dated September 22, 2000 (including financial statements giving pro forma effect of the Offer).
         (a)(2)   Form of Letter of Transmittal.
         (a)(3) Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.
         (a)(4)   Form of Letter to Limited Partners.
         (a)(5)   Substitute Form W-9 with Guidelines.
         (b) Loan Agreement dated August 15, 2000, between ORIG, LLC and the Bank of Louisville.
         (d)      None.
         (g)      None.
         (h)      None.

Item 13.  Information required by Schedule 13E-3.

         Not Applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2000       NTS-PROPERTIES IV, a Kentucky limited Partnership

                               By:      NTS-PROPERTIES ASSOCIATES IV
                                        General Partner

                                        /s/   J.D. Nichols
                               By:      ----------------------------------------
                                        J.D. Nichols, Managing General Partner

                               ORIG, LLC, a  Kentucky limited liability company.

                               By:      /s/   J.D. Nichols
                                        -----------------------------
                                        J.D. Nichols, Managing Member


                                        /s/   J.D. Nichols
                                        ----------------------------
                                        J. D. Nichols, individually


                                        /s/   Brian F. Lavin
                                        ----------------------------
                                        Brian F. Lavin, individually

                                    EXHIBITS


Exhibit
Number               Description
------               -----------
(a)(1)               Form of Offer to  Purchase  dated  September  22, 2000
                     (including   financial  statements  giving  pro  forma
                     effect of the Offer).
(a)(2)               Form of Letter of Transmittal.
(a)(3)               Form of Affidavit and Indemnification Agreement for Missing
                     Certificate(s) of Ownership.
(a)(4)               Form of Letter to Limited Partners.
(a)(5)               Substitute Form W-9 with Guidelines.
(b)                  Loan Agreement dated August 15, 2000, between ORIG, LLC and
                     Bank of Louisville.
(d)                  None.
(g)                  None.
(h)                  None.

                                                                  Exhibit (a)(1)






               Form of Offer to Purchase dated September 22, 2000
     (including financial statements giving pro forma effect of the Offer).

                          Offer to Purchase for Cash by
                         NTS-Properties IV and ORIG, LLC
                                  of up to 200
                          Limited Partnership Interests
                              of NTS-Properties IV
                              at $205 per Interest


         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON FRIDAY, DECEMBER 22, 2000, UNLESS THE OFFER IS EXTENDED.

         A summary of the  principal  terms of the offer appears on pages ii and
iii. You should read this entire document carefully before deciding whether to tender your limited partnership interests.

         If you tender all or any portion of your interests you will be subject to certain risks including:

o The purchase price may be less than the fair market value and liquidation value of the interests.
o   As a result of your tender you may suffer negative tax consequences.
o There is a conflict of interest between limited partners who tender interests in the Offer, limited partners who do not tender, and the general partner of the partnership, which creates a risk that the purchase price will be less than the fair value of the interests.

         If you continue to hold all or any portion of your interests you will be subject to certain risks including:

o There is no developed market for the interests, which may prevent you from being able to liquidate your investment or receive fair value for your investment.
o   Cash  distributions have  been  suspended and may be permanently eliminated.
o The partnership is using its cash reserves to fund its portion of the offer to purchase which will reduce existing cash available for future needs and contingencies.
o The partnership may not be able to pay for necessary capital improvements to partnership properties.
o The offer to purchase may result in increased voting control by affiliates of the partnership.
o   The partnership has no current plans to liquidate.
o If tenants occupying some of the partnership's properties experience financial difficulties or do not renew their leases, this could harm the partnership's financial operations.
o There are significant general economic risks associated with investments in real estate.

See "RISK FACTORS."

         Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer may be directed to NTS Investor Services c/o Gemisys at (800) 387-7454.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

            The date of this Offer to Purchase is September 22, 2000.

                               SUMMARY TERM SHEET

o THE OFFERORS. ORIG, LLC and NTS-Properties IV are making this tender offer. ORIG is a Kentucky limited liability company, affiliated with your general partner and NTS- Properties IV, that regularly engages in real estate-related activities including acquiring, developing, renovating and rehabilitating, financing and divesting properties. NTS-Properties IV is a Kentucky limited partnership that owns and owns joints venture interests in commercial real estate properties.

o OUR OFFER. We are offering to purchase up to 200 of the partnership's outstanding interests that are not owned by our affiliates. Currently, there are 24,214 interests outstanding, including those interests owned by our affiliates.

o OUR OFFERING PRICE. We will purchase interests in the offer in cash for $205 per interest. See Section 2.

o FACTORS IN DETERMINING OUR OFFERING PRICE. Your general partner determined the offering price in its sole discretion. In determining the offering price per interest your general partner considered, among other things, the following:

         o The per interest price paid to limited partners in previous transactions, such as tender offers and secondary market transactions. See Section 2.

         o        The absence of a trading market for the interests. See Section
                  2.

o ADDITIONAL PURCHASES. If more than 200 interests are tendered, we may purchase additional interests, in our sole discretion. If the offer remains oversubscribed, we will purchase your interests on a pro rata basis. See Section 2

o CONDITIONS OF THE OFFER. We are offering to purchase outstanding interests from all limited partners and our offer is not generally conditioned on your tendering any minimum number of your interests. We will not, however, accept your tender if, as a result of the tender, you would continue to be a limited partner and would hold fewer than five (5) interests. There are a number of other conditions to our offer, including the absence of certain changes in your partnership, the absence of certain changes in the financial markets and the absence of competing tender offers. See Sections 2 and 6.

o RIGHT TO EXTEND THE EXPIRATION DATE. The offer expires on Friday, December 22, 2000 at 12:00 Midnight, Eastern Standard Time, but we may extend the expiration date by providing you with a written notice of the extension. See Section 2.

o SUBSEQUENT OFFERING PERIOD. We do not anticipate having a subsequent offering period after the expiration date of the initial offering period (including any extensions). See Section 2.

o HOW TO TENDER YOUR INTERESTS. To tender your interests, complete and sign the accompanying letter of transmittal included in these materials, and send it to NTS Investor Services c/o Gemisys via mail or facsimile at the address or facsimile number set forth in Section 16 of this offer to purchase by Friday, December 22, 2000 at 12:00 Midnight, Eastern Standard Time. See Section 3.

o WITHDRAWAL RIGHTS. If you tender you can withdraw your interests at any time before the expiration date, including any extensions, or the date we pay for your interests, whichever is later. See Section 4.

o HOW TO WITHDRAW. To withdraw your interests, you must send a written notice of withdrawal which must be received by, on or before the expiration date, NTS Investor Services c/o Gemisys via mail or facsimile at the address or facsimile number set forth in Section 16 of this offer to purchase. If you file a notice of withdrawal it must specify your name and the amount of interests that you are withdrawing. See Section 4.

o PAYMENT FOR YOUR INTERESTS. If you tender your interests and we accept your tender, we will pay the price of any of your interests which we purchase with a check. We will deliver all checks by first class U.S. Mail deposited in the mailbox within five business days after the expiration date. See Section 5.

o TAX CONSEQUENCES. Your sale of interests in this offer will be a taxable transaction for federal income tax purposes. The consequences to each of you may vary, and you should consult your tax advisor to determine the precise tax consequences to you. See Section 12.

o AVAILABILITY OF FUNDS. We currently have funds available under a line of credit that are sufficient to enable us to purchase all of the interests sought in our offer. See Section 9.

              -----------------------------------------------------


                                    IMPORTANT

         ANY LIMITED PARTNER WISHING TO TENDER ALL OR ANY PORTION OF HIS, HER OR ITS INTERESTS SHOULD COMPLETE AND SIGN THE ENCLOSED LETTER OF TRANSMITTAL IN
ACCORDANCE WITH THE INSTRUCTIONS IN THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL AND DELIVER IT TOGETHER WITH THE CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS BEING TENDERED (OR IF THE CERTIFICATE(S) OF OWNERSHIP FOR THE
INTERESTS IS (ARE) LOST, STOLEN, MISPLACED OR DESTROYED, THE AFFIDAVIT AND INDEMNIFICATION AGREEMENT FOR MISSING CERTIFICATE(S) OF OWNERSHIP EXECUTED BY THE LIMITED PARTNER ATTESTING TO SUCH FACT), THE SUBSTITUTE FORM W-9 AND ANY OTHER REQUIRED DOCUMENTS TO THE PARTNERSHIP. A LIMITED PARTNER HAVING INTERESTS REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT THAT BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF HE, SHE OR IT DESIRES TO TENDER SUCH INTERESTS.

         LIMITED PARTNERS TENDERING ALL OR ANY PORTION OF THEIR INTERESTS ARE SUBJECT TO CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

         THE OFFER IS NOT CONDITIONED ON THE TENDER OF ANY MINIMUM NUMBER OF INTERESTS; PROVIDED, HOWEVER, WE WILL NOT ACCEPT YOUR TENDER IF, AS A RESULT OF THE TENDER, YOU WOULD CONTINUE TO BE A LIMITED PARTNER AND WOULD HOLD FEWER THAN FIVE (5) INTERESTS. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE ABSENCE OF CERTAIN CONDITIONS DESCRIBED IN SECTION 6 OF THIS OFFER TO PURCHASE.

         WE ARE NOT MAKING ANY RECOMMENDATION TO YOU REGARDING WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR INTERESTS. EACH OF YOU MUST MAKE YOUR OWN DECISION REGARDING WHETHER TO TENDER INTERESTS, AND, IF SO, HOW MANY OF YOUR INTERESTS TO TENDER.

         WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF REGARDING WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR INTERESTS PURSUANT TO THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR INFORMATION, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR THE GENERAL PARTNER.


     -----------------------------------------------------------------------

                                TABLE OF CONTENTS



SUMMARY TERM SHEET............................................................ii
INTRODUCTION...................................................................1
RISK FACTORS...................................................................4
THE OFFER......................................................................9
Section 1.   Background and Purposes of the Offer..............................9
Section 2.   Offer to Purchase and Purchase Price; Proration; Expiration Date;
             Determination of Purchase Price..................................10
Section 3.   Procedure for Tendering Interests................................12
Section 4.   Withdrawal Rights................................................13
Section 5.   Purchase of Interests; Payment of Purchase Price.................14
Section 6.   Certain Conditions of the Offer..................................14
Section 7.   Cash Distribution Policy.........................................17
Section 8.   Effects of the Offer.............................................17
Section 9.   Source and Amount of Funds.......................................17
Section 10.  Certain Information About the Partnership........................20
Section 11.  Certain Transactions with Affiliates.............................24
Section 12.  Certain Federal Income Tax Consequences..........................28
Section 13.  Transactions and Arrangements Concerning Interests...............30
Section 14.  Extensions of Tender Period; Terminations; Amendments............31
Section 15.  Fees and Expenses................................................31
Section 16.  Address; Miscellaneous...........................................31
Appendix A
         The Partnership's Financial Statements Giving
         Pro Forma Effect of the Offer.......................................A-1
         Balance Sheets......................................................A-2
         Statement of Operations.............................................A-3
Appendix B
         ORIG's Balance Sheets...............................................B-1

To Holders of Limited Partnership Interests of
NTS-Properties IV

                                  INTRODUCTION

         NTS-Properties IV (the "Partnership") and ORIG, LLC ("ORIG") hereby offer to purchase up to 200 limited partnership interests of the Partnership that are owned by limited partners who are not affiliates of the Partnership or ORIG at a purchase price of $205 per Interest (the "Purchase Price") in cash to the seller upon the terms and subject to the conditions set forth in this "Offer to Purchase" and in the related "Letter of Transmittal." Together the "Offer to Purchase" and "Letters of Transmittal" constitute the "Offer." As used in this Offer to Purchase, the term "Interest" or "Interests," refers to the limited partnership interests in the Partnership. As used in this Offer, the terms "we", "us" or "our" as the context requires, refer to the Partnership and ORIG collectively.

         This Offer is generally not conditioned upon any minimum amount of Interests being tendered, except as described in this Offer to Purchase. The Interests are not traded on any established trading market and are subject to restrictions on transferability which are described in the Amended and Restated Agreement of Limited Partnership of NTS-Properties IV (the "Partnership Agreement").

         You should not view the Purchase Price as equivalent to the fair market value or the liquidation value of an Interest. As of June 30, 2000 and December 31, 1999, the book value of each Interest was approximately $145.67 and $143.00, respectively. NTS-Properties Associates IV, a Kentucky limited partnership (the "General Partner"), determined the Purchase Price in its sole discretion, based on:

o the response to our tender offer of $205 per Interest which began on July 27, 1999 and ended on December 8, 1999;
o the response to our tender offer of $205 per Interest which began on November 20, 1998 and ended on February 19, 1999;
o sales of Interests by limited partners to third parties in secondary market transactions from February,1995 through April, 2000;
o repurchases of Interests by the Partnership, outside of the tender offers described above, in 1996, 1997 and1998 at prices ranging from $150 to $205 per Interest;
o purchases of Interests by ORIG, outside of the tender offers described above, in 1999 and 2000 at $205 per Interest;
o purchases of Interests from three limited partners by ORIG on February 10, 2000 at an average price of $241.82 per Interest; and
o purchases of Interests by the Partnership's affiliates, BKK Financial Inc., an Indiana corporation ("BKK") and Ocean Ridge Investments Ltd., a Florida limited liability partnership ("Ocean Ridge"), in 1995, 1996, 1998 and 1999 at prices ranging from $130 to $205 per Interest.

         We are aware of an offer to purchase Interests by a third-party offeror for $153.37 per Interest in June, 1999. We are not, however, aware of the other material terms of this third-party offer.

Neither we nor the General Partner have obtained an opinion from an independent third party regarding the fairness of the Purchase Price.

         Subject to the conditions set forth in the Offer, the Partnership will purchase the first 100 Interests which are tendered and received by the Partnership by, and not withdrawn prior to, 12:00 Midnight, Eastern Standard Time, on December 22, 2000, subject to any extension of the Offer by us (the "Expiration Date"). If more than 100 Interests are tendered, ORIG will purchase up to an additional 100 Interests which are tendered and received by the Partnership by, and not withdrawn prior to, the Expiration Date. If, on the Expiration Date, we determine that more than 200 Interests have been tendered during the Offer, each of us may: (i) accept the additional Interests in accordance with Rule 13e-4(f)(1) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that we are offering to purchase to an amount that we believe is sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

         If the Offer is oversubscribed and we do not act in accordance with (i) or (ii), above, or if we act in accordance with (i) and (ii), above, but the Offer remains oversubscribed, then we will accept Interests tendered by limited partners prior to or on the Expiration Date for payment on a pro rata basis ("Proration"). If you tender Interests and we pro rate, the number of Interests that we purchase from you will be equal to the number of Interests which you properly tender multiplied by a fraction, the numerator of which will be the total number of Interests we are willing to purchase in the Offer and the denominator of which will be the total number of Interests properly tendered by all limited partners participating in the Offer. Any fractional Interests resulting from this calculation will be rounded down to the nearest whole number. We will not purchase fractions of Interests. If you tender and if we will purchase fewer than the number of Interests that you tender, the Partnership will notify you in writing. For any Interest that you tender but we do not purchase, a book entry will be made on the Partnership's books to reflect your ownership of the Interests not purchased. The Partnership will not issue a new Certificate of Ownership for the Interests that we do not purchase, unless you make a written request instructing the Partnership to do so.

         The Offer is generally not conditioned on the tender of any minimum number of Interests. The Offer, however, is conditioned upon, among other things, the absence of certain adverse conditions described in Section 6, "Certain Conditions of the Offer." In particular, we will not consummate the Offer, if in the opinion of the General Partner, there is a reasonable likelihood that purchases under the Offer would result in termination of the Partnership (as a partnership) under Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"), or termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code. Further, we will not purchase Interests if the purchase of Interests would result in Interests being owned by fewer than three hundred (300) holders of record. See Section 6, "Certain Conditions of the Offer."

         All of the Interests that we purchase pursuant to the Offer will be effective as of the Expiration Date. If you accept the offer and tender Interests, you will receive the Purchase Price and any cash distributions declared and payable before the Expiration Date. You will not be entitled to receive any cash distributions declared and payable after the Expiration Date on any Interests tendered and accepted by us.

         The tender and acceptance of an Interest will be treated as a sale of the Interest for federal and most state income tax purposes, which will result in you recognizing gain or loss for income tax purposes. We urge you to review carefully all the information contained in or referred to in this Offer including, without limitation, the information presented in Section 11, "Certain Federal Income Tax Consequences."

         As of August 31, 2000, the General Partner owned five (5) of the Partnership's outstanding Interests and ORIG owned 3,183 of the Partnership's 24,214 outstanding Interests. All partners, members, affiliates and associates of the General Partner or ORIG beneficially owned a total of 3,514 Interests, representing approximately 14.5% of the Partnership's 24,214 outstanding Interests. Although we are making this Offer to all limited partners, we have been advised that neither the General Partner nor any of the partners, members, affiliates or associates of the General Partner intends to tender any Interests pursuant to the Offer. Assuming the Offer is fully subscribed, the General Partner, ORIG, and partners, members, affiliates and associates of the General Partner or ORIG, will own, after the Offer, a total of 3,614 Interests, representing approximately 15% of the Partnership's 24,114 outstanding Interests.

                                  RISK FACTORS
                                  ------------

If You Tender All or Any Portion of Your Interests You are Subject to Risks Including the Following:

          The purchase price may be less than the fair market value and liquidation value of the Interests. The Interests are not traded on a recognized stock exchange or trading market. There is no active, liquid market for the Interests, and it is unlikely that this type of market will develop in the near future. We are aware of the following transactions in or offers for Interests:

o purchases by us of 2,245 Interests in our tender offer of $205 per Interest which began on July 27, 1999 and ended on December 8, 1999;

o purchases by us of 1,259 Interests in our tender offer of $205 per Interest which began on November 20, 1998 and ended on February 19, 1999;

o secondary market transactions in which Interests were transferred at prices, including commissions and mark-ups, ranging from $4.00 to $243.00 per Interest by limited partners to third parties during the period from February, 1995 through April, 2000;

o repurchases by the Partnership, outside of the tender offers described above, of 4,436 Interests at prices ranging from $150 to $205 during the period from March, 1996 through September, 1998;

o purchases of Interests by ORIG, outside of the tender offers described above, of 545 Interests in 1999 and 2000 for $205 per Interest;

o the purchase of 565 Interests from three limited partners by ORIG on February 10, 2000 at an average price of $241.82 per Interest; and

o purchases by BKK and Ocean Ridge of 326 Interests at prices ranging from $130 to $205 per Interest during the period from March, 1995 through June, 1999.

         As of June 30, 2000 and December 31, 1999, the book value of each Interest was approximately $145.67 and $143.00, respectively.

         The Purchase Price per Interest in this Offer was determined by the General Partner, in its sole discretion, based on the purchase price paid to limited partners in the transactions described above. The purchase price per Interest in any of the transactions described above and the Purchase Price in this Offer may not reflect the value of the Interests. If you were to hold your Interests until termination or liquidation of the Partnership, you might receive greater or lesser value than the Purchase Price for your Interests.

         You may suffer negative tax consequences. If you sell Interests in this Offer you generally will recognize a gain or loss on the sale of your Interests for federal and most state income tax purposes. The amount of gain or loss realized will be, in general, the excess of the amount you realize from selling your Interests minus the adjusted tax basis in the Interests you sell. The amount that you realize from the sale of your Interests is generally the sum of the Purchase Price plus your share of Partnership liabilities. When you sell Interests which you have held for more than twelve (12) months, the sale will typically result in long-term capital gain or loss. Due to the complexity of tax issues, you are advised to consult your tax advisors with respect to your individual tax situation before selling your Interests in the Offer. See Section 12 of this Offer to Purchase.

         There is a conflict of interest between limited partners who tender their Interests in the Offer, limited partners who do not tender, and the General Partner, which creates a risk that the Purchase Price will be less that the fair value of the Interests. A conflict of interest exists between limited partners who tender their Interests and the Partnership, the General Partner and limited partners who are not tendering their Interests. Limited partners tendering their Interests would prefer a higher Purchase Price; the Partnership, the General Partner and limited partners who are not tendering their Interests would prefer a lower Purchase Price. As a result of these conflicts of interest, there is a risk that the Purchase Price is less than the fair value of the Interests.

         The General Partner Makes No Recommendation to Limited Partners. The General Partner makes no recommendation regarding whether you should tender or retain your Interests. You should make your own decisions regarding whether to tender your Interests based upon your own individual situation.

IF You Do Not Tender All or Any Portion of Your Interests You Are Subject to Risks Including the Following:

         There is no developed market for the Interests, which may prevent you from being able to liquidate your investment or receive fair value. The Purchase Price per Interest was determined by the General Partner in its sole discretion and may not reflect the price per Interest if the Interests were listed on an exchange or of the proceeds that you may receive if the Partnership was liquidated or dissolved. Although the Interests are transferable, subject to certain limitations set forth in the Partnership Agreement, we do not anticipate that any active, liquid market will develop. You may not be able to liquidate your investment on favorable terms, if at all.

         Cash distributions have been suspended and may be permanently eliminated. As of January 1, 1997, the Partnership suspended payment of cash distributions to limited partners due to insufficient cash being generated from the Partnership's operations. There can be no assurance that the Partnership will ever resume distributions or be able to fund its future needs or contingencies, which may harm the Partnership's business or financial condition.

         The Partnership is using cash reserves to fund the Offer, which will reduce existing cash available for future needs and contingencies. The amount of funds required by the Partnership to fund the Offer is estimated to be approximately $25,500 ($20,500 to purchase 100 Interests plus approximately $5,000 for its proportionate share of the expenses associated with administering the Offer. The expenses of the Offer will be apportioned between the Partnership and ORIG based on the number of Interests purchased by each of us. The Partnership intends to fund these monies from its cash reserves. The use of the Partnership's cash reserves to fund the Offer will have the effect of: (i) reducing the existing cash available for future needs or contingencies and (ii) reducing or eliminating the interest income that the Partnership earns on its cash reserves. There can be no assurance that the Partnership will be able to fund its future needs or contingencies, which may have a material adverse effect on the Partnership's business or financial condition.

         Increased Voting Control by Affiliates of the Partnership. If the Offer is fully subscribed, the percentage of Interests held by persons controlling, controlled by or under common control with the Partnership will increase. As of August 31, 2000, the General Partner owned five (5) of the Partnership's outstanding Interests and ORIG owned 3,183 of the Partnership's outstanding Interests. The General Partner, ORIG, and all partners, members, affiliates and associates of the General Partner or ORIG beneficially own, in the aggregate, 3,514 Interests, representing approximately 14.3% of the Partnership's 24,214 outstanding Interests. Although this Offer is made to all limited partners, we have been advised that none of the General Partner, or any of the partners, members, affiliates or associates of the General Partner intend to tender any Interests pursuant to the Offer. Assuming the Offer is fully subscribed, the General Partner, ORIG, and partners, members, affiliates and associates of the General Partner or ORIG, will own, after the Offer, a total of 3,614 Interests, representing approximately 15% of the Partnership's 24,114 outstanding Interests, an increase of .7% of the outstanding Interests. In addition, other persons controlling, controlled by or under common control with the Partnership, by virtue of the decreased number of outstanding Interests, will own a greater percentage of the outstanding Interests. Thus, these entities or individuals will have a greater influence on certain matters voted on by limited partners, including removal of the General Partner and termination of the Partnership.

         The Partnership may not be able to pay for necessary capital improvements to Partnership properties. Some of the Partnership's properties require capital improvements to operate optimally. The Partnership expects to make the capital improvements to certain Partnership properties over the next year and anticipates funding these improvements using cash flow from operations, cash reserves or additional financing if necessary. However, the anticipated sources of funding may not be sufficient to make the necessary improvements. If the cash flow from operations and cash reserves prove to be insufficient, the Partnership might have to fund the capital improvements by borrowing money. If the Partnership is unable to borrow money on favorable terms, or at all, it may not be able to make necessary capital improvements which could, in the future, harm the Partnership's financial condition.

         The Partnership has no current plan to liquidate. Under the agreement of limited partnership, the Partnership is to terminate on December 31, 2028, unless terminated sooner as allowed under the agreement. The Partnership has no current plan to sell its assets and to distribute the proceeds to its limited partners, nor does the Partnership contemplate resuming distributions to the limited partners. Therefore, if you do not tender your Interests you may not receive any return on or any distribution relating to your investment in the Partnership in the foreseeable future.

         If tenants occupying some of the Partnership's properties experience financial difficulties or do not renew their leases, this could harm the Partnership's financial operations. The Partnership's financial condition and ability to fund future cash needs, including its ability to make future cash distributions, if any, may be harmed by the bankruptcy, insolvency or a downturn in business of any tenant occupying a significant portion of any of the Partnership's properties or by a tenant's decision not to renew its lease. If the Partnership cannot re-lease the space vacated by significant tenants on a timely basis and on favorable terms and conditions, this could damage the Partnership's results of operations and financial condition. See Section 10 of this Offer to Purchase.

         There are significant general economic risks associated with investments in real estate. All real property investments are subject to some degree of risk. Generally, equity investments in real estate are illiquid and, therefore, the Partnership's ability to promptly vary its portfolio in response to changing economic, financial and investment conditions is limited. Real estate investments are also subject to changes in economic conditions as well as other factors affecting real estate values, including:

         o    possible  federal,  state  or  local  regulations   and   controls
              affecting  rents,   prices  of  goods, fuel and energy consumption
              and prices, water and environmental restrictions;

        o     increased labor and material costs; and

        o     the attractiveness of the property to tenants in the neighborhood.

For a detailed discussion of the risks associated with investment in real estate, refer to the "Risk Factors" set forth in the Partnership's Prospectus dated August 1, 1983.

                                    THE OFFER

         Section 1. Background and Purposes of the Offer. The purpose of the Offer is to provide limited partners who desire to liquidate some or all of their investment in the Partnership with a method for doing so. With the exception of isolated transactions, no established secondary trading market for the Interests exists, and under the Partnership Agreement transfers of Interests are subject to restrictions, including the prior approval of the General
Partner. The General Partner believes that some limited partners desire immediate liquidity, while other limited partners may not need or desire liquidity and would prefer the opportunity to retain their Interests. The General Partner believes that limited partners should be entitled to make a choice between immediate liquidity and continued ownership and, thus, believes that this Offer accommodates the differing goals of both groups of limited partners. Limited partners who tender their Interests in the Offer are, in effect, exchanging certainty and liquidity for the potentially higher return of continued ownership of their Interests. The continued ownership of Interests, however, entails the risk of loss of all or a portion of the current value of their investment. See Risk Factors - "General Economic Risks Associated with Investments in Real Estate."

         Neither we nor the General Partner has any current plans or proposals that relate to or would result in:

o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership;

o       a sale or transfer of a material amount of assets of the Partnership;

o any change in the identity of the General Partner or in the management of the Partnership, including, but not limited to, any plans or proposals to change the number or term of the General Partner(s), to fill any existing vacancy for the General Partner, or to change any material term of the management agreement between the General Partner and the Partnership;

o       any change in the indebtedness or capitalization of the Partnership;

o       any   other  material  change  in  the  structure  or  business  of  the
        Partnership; or

o any change in the Partnership Agreement or other actions that may impede the acquisition of control of the Partnership by any person. The General Partner, however, may explore and pursue any of these options in the future. As of January 1, 1997, the Partnership suspended payment of cash distributions to limited partners due to insufficient cash being generated from the Partnership's operations. See Section 7 of this Offer to Purchase.

         If you do not tender your Interests or tender only a portion of your Interests, the Interests we purchase in the Offer will have the effect of increasing your proportionate interest in the Partnership, and will also increase the proportionate interest of ORIG and other affiliates of the General Partner that own Interests. If you retain your Interests you will be subject to increased risks including but not limited to: (1) reduction in the Partnership's cash reserves, which may affect the Partnership's ability to fund its future cash requirements, thus having a material adverse effect on the Partnership's financial condition; and (2) increased voting control by the affiliates of the General Partner, including ORIG, and persons controlling the affiliates, which will increase the influence that affiliates of the General Partner and persons controlling the affiliates have on certain matters voted on by limited partners, including removal of the General Partner and termination of the Partnership. Any Interests tendered to the Partnership in connection with this Offer will be retired, although the Partnership may issue new interests from time to time in compliance with the federal and state securities laws or any exemptions therefrom. Interests purchased by ORIG will be held by ORIG. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

         The Offer is the third tender offer made by us for Interests. We purchased a total of 1,259 Interests on February 19, 1999 for $205 per Interest, in our first tender offer. The Partnership purchased 600 of these Interests. ORIG purchased 659 of these Interests. We purchased a total of 2,245 Interests on December 8, 1999 for $205 per Interest, in our second tender offer. The Partnership purchased 500 of these Interests. ORIG purchased 1,745 of these Interests. The General Partner is considering the desirability of the
Partnership making future tender offers to purchase Interests following completion of the Offer, but is not required to make any future offers.

         Section 2. Offer to Purchase and Purchase Price; Proration; Expiration Date; Determination of Purchase Price.

         Offer to  Purchase  and  Purchase  Price.  We will,  upon the terms and
         ----------------------------------------
subject to the conditions of the Offer described below, purchase a total of up to 200 Interests that are properly tendered by, and not withdrawn prior to, the Expiration Date at a price equal to $205 per Interest; provided however, that if you decide to tender we will not accept your tender if, as a result of your tender, you would continue to be a limited partner and would hold fewer than five (5) Interests. The Partnership will purchase the first 100 Interests which are tendered and received by the Partnership by, and not withdrawn prior to, the Expiration Date. If more than 100 Interests are tendered and received by the Partnership as a result of this Offer, ORIG will purchase up to an additional 100 Interests which are tendered by, and not withdrawn prior to, the Expiration Date.

         If, on the Expiration Date, we determine that more than 200 Interests have been tendered during the Offer, each of us may: (i) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Exchange Act, as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that we are offering to purchase to an amount that we believe is sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

         Proration.  If  the  Offer  is  oversubscribed  and  we do  not  act in
         ---------
accordance  with (i) or (ii),  above,  or if we act in  accordance  with (i) and
(ii), above, but the Offer remains oversubscribed, then we will accept Interests tendered on or before the Expiration Date for payment on a pro rata basis. If you tender in the Offer and we prorate, the number of Interests we purchase from you will be equal to a fraction of the total number of Interests tendered by all limited partners in this Offer, the numerator of which will be the total number of Interests that we are willing to purchase and the denominator of which will be the total number of Interests properly tendered by all limited partners participating in the Offer.

         Your partnership agreement prohibits the Partnership from making a repurchase if as a result of the repurchase a limited partner would continue to be a limited partner but hold fewer than five Interests. As a result, as discussed below, we will not accept tenders which would reduce a limited partner's ownership to fewer than five Interests. In the event of a proration, this restriction could prevent us from purchasing the same percentage of tendered Interests from all tendering limited partners, as required by SEC regulations. To avoid this result, we will not prorate, but will instead purchase all tendered Interests in excess of 200, if proration would result in any limited partner owning fewer than five Interests.

         We will round any fractional Interests resulting from any proration calculation down to the nearest whole number. We will not purchase fractions of Interests. The Partnership will notify, in writing, limited partners from whom we will purchase fewer than the number of Interests which they originally tendered. For any Interest that a limited partner tenders but we do not purchase, a book entry will be made on the Partnership's books to reflect ownership of the Interests not purchased. The Partnership will not issue a new Certificate of Ownership for the Interests that we do not purchase, unless a limited partner makes a written request instructing the Partnership to do so.

         THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF INTERESTS BEING TENDERED; PROVIDED, HOWEVER, WE WILL NOT ACCEPT YOUR TENDER IF, AS A RESULT OF THE TENDER, YOU WOULD CONTINUE TO BE A LIMITED PARTNER AND WOULD HOLD FEWER THAN FIVE (5) INTERESTS.

         Expiration  Date.  The term  "Expiration  Date" means  12:00  Midnight,
         -----------------
Eastern Standard Time, on December 22, 2000 unless and until we extend the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by us, expires. The Partnership may extend the Offer, in its sole discretion, by providing you with written notice of the extension; provided, however, that if the Offer is oversubscribed, we may, each in our sole discretion, extend the Offer by providing you with written notice of the extension. We do not intend to allow limited partners to tender Interests after the Expiration Date, including any extensions. For a description of how we may extend or terminate the Offer, see Section 14 of this Offer to Purchase.

     Determination of Purchase Price. The Purchase Price represents the price at
     --------------------------------
which we are willing to purchase Interests. Your approval is not required and was not sought regarding the determination of the Purchase Price. No special committee of ours or of the limited partners has approved this Offer and no special committee or independent person has been retained to act on behalf of us. Neither we nor the General Partner has obtained an opinion from an independent third party regarding the fairness of the Purchase Price.

         The Purchase Price offered by us was determined by the General Partner in its sole discretion based on:

o the response to our tender offer of $205 per Interest which began on July 27, 1999 and ended on December 8, 1999;
o the response to our tender offer of $205 per Interest which began on November 20, 1998 and ended on February 19, 1999;
o sales of Interests by limited partners to third parties in secondary market transactions from February,1995 through April, 2000;
o repurchases of Interests by the Partnership, outside of the tender offers described above, in 1996, 1997 and1998 at prices ranging from $150 to $205 per Interest;
o purchases of Interests by ORIG, outside of the tender offers described above, in 1999 and 2000 at $205 per Interest;
o purchases of Interests from three limited partners by ORIG on February 10, 2000 at an average price of $241.82 per Interest; and
o purchases of Interests by the Partnership's affiliates, BKK and Ocean Ridge, in 1995, 1996, 1998 and 1999 at prices ranging from $130 to $205 per Interest.

         We are aware of an offer to purchase Interests by a third-party offeror for $153.37 per Interest in June, 1999.

         In determining the Purchase Price, the General Partner did not estimate or project the liquidation value per Interest or consider the book value per Interest and did not appraise the value of the Partnership's assets.

         Section 3. Procedure for Tendering Interests. If you wish to tender Interests in this Offer you must submit a properly completed and duly executed Letter of Transmittal and Substitute Form W-9, together with the Certificate(s) of Ownership for the Interests you tender or if your Certificate(s) of Ownership for the Interests is (are) lost, stolen, misplaced or destroyed, you must execute and submit the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership attesting to such fact (the "Affidavit"), and any other required documents to NTS Investor Services c/o Gemisys, at the address listed in Section 15 of this Offer to Purchase. If your Interests are held in an IRA/custodial account, all forms should be signed and forwarded to the custodian to obtain a signature guarantee and the Certificate of Ownership for the Interests. There are no fees or other charges payable by limited partners who tender Interests in connection with the Offer.

THE LETTER OF TRANSMITTAL, SUBSTITUTE FORM W-9, AND CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS BEING TENDERED (OR AFFIDAVIT, IF APPLICABLE)

AND ANY OTHER  REQUIRED  DOCUMENTS  MUST BE  RECEIVED BY THE  PARTNERSHIP  ON OR
BEFORE THE EXPIRATION DATE. WE WILL NOT ACCEPT INTERESTS RECEIVED BY THE PARTNERSHIP AFTER THE EXPIRATION DATE.

         Method of Delivery.  YOU ASSUME ANY RISK ASSOCIATED WITH THE METHOD FOR
         -------------------
DELIVERING THE LETTER OF TRANSMITTAL, SUBSTITUTE FORM W-9 AND CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS (OR THE AFFIDAVIT). WE RECOMMEND THAT YOU SUBMIT ALL DOCUMENTS BY REGISTERED MAIL RETURN RECEIPT REQUESTED AND PROPERLY INSURED OR BY AN OVERNIGHT COURIER SERVICE. YOU MAY CONFIRM RECEIPT OF A LETTER OF TRANSMITTAL BY CONTACTING NTS INVESTOR SERVICES C/O GEMISYS AT THE ADDRESS AND TELEPHONE NUMBER LISTED IN SECTION 16 OF THIS OFFER TO PURCHASE.

         Determination of Validity. All questions regarding the validity,  form,
         -------------------------
eligibility (including time of receipt) and acceptance for payment of any Interests will be determined by the Partnership, in its sole discretion. If the Offer is oversubscribed, however, we may decide to purchase Interests in excess of the initial 200 Interests. In that case, all questions regarding the validity, form or eligibility (including time of receipt) and acceptance for payment of any additional Interests purchased by either the Partnership or ORIG will be determined by each respective party, in its sole discretion. Each determination, whether made by the Partnership or ORIG, will be final and binding. The Partnership or ORIG, if applicable, has the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender, or in the related transmittal documents. Unless waived, any defects or irregularities must be cured within the time period established by the Partnership or ORIG. In any event, tenders will not be deemed to have been made until all defects or irregularities have been cured or waived. We are neither under any duty nor will we incur any liability for failure to notify you of any defects, irregularities or rejections contained in your tenders.

         Section 10(b) of the Exchange Act and Rule 14e-4 promulgated thereunder require that a person tendering Interests on his, her or its behalf, own the Interests tendered. Section 10(b) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. If you tender your Interests pursuant to any of the procedures described in this Offer to Purchase you accept the terms and conditions of the Offer, and represent and warrant that (i) you own the Interests being tendered within the meaning of Rule 14e-4; and (ii) the tender complies with Rule 14e-4.

         Section 4. Withdrawal Rights. If you tender Interests in this Offer, you may withdraw your tender at any time before the Expiration Date or the date we accept Interests, whichever is later. For a withdrawal to be effective, it must be in writing and received by NTS Investor Services c/o Gemisys via mail or facsimile at the address or facsimile number set forth in Section 16 of this Offer to Purchase on or before the Expiration Date. Any notice of withdrawal must specify your name and the amount of Interests that you are withdrawing.

         All questions as to form and validity of the notice of withdrawal will be determined by the Partnership, in its sole discretion. If the Offer is oversubscribed, all questions as to form and validity of the notice of withdrawal will be determined by the Partnership or ORIG, each in its sole discretion, for any Interests purchased by the Partnership or ORIG, as the case may be, in excess of the initial 200 Interests. All determinations made by the Partnership or ORIG will be final and binding. Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be retendered by following the procedures set forth in
Section 3 of this Offer to Purchase prior to the Expiration Date. Tenders made pursuant to the Offer which are not otherwise withdrawn in accordance with this
Section 4 will be irrevocable.

         Section 5. Purchase of Interests; Payment of Purchase Price. If you tender Interests under the Offer, upon the terms and subject to the conditions of the Offer, we will pay you $205 per Interest for each Interest you properly tender. We will pay you the Purchase Price with a check from either the Partnership or ORIG depending on which of us purchases your Interests. We will deliver your check by first class U.S. Mail deposited in the mailbox within five
(5) business days after the Expiration Date. Under no circumstances will we pay you interest on the Purchase Price, regardless of any extension of the Offer or any delay in making payment. In the event of Proration as set forth in Section 2 of this Offer to Purchase, we may not be able to determine the proration factor and pay for those Interests that have been accepted for payment, and for which payment is otherwise due, until approximately five (5) business days after the Expiration Date.

         Interests will be deemed purchased at the time of acceptance by us, but in no event earlier than the Expiration Date. Interests purchased by the Partnership will be retired, although the Partnership may issue new interests from time to time in compliance with the registration requirements of federal and state securities laws or exemptions from these laws. Interests purchased by ORIG will be held by ORIG. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

         Section 6. Certain Conditions of the Offer. Notwithstanding any other provision of this Offer to Purchase, we will not be required to purchase or pay for any Interests tendered and may terminate the Offer as provided in Section 14 of this Offer to Purchase or may postpone the purchase of, or payment for, Interests tendered if any of the following events occur prior to the Expiration
Date:

          (a) there is a reasonable likelihood that consummation of the Offer would result in the termination of the Partnership (as a partnership) under
     Section 708 of the Code;

          (b) there is a reasonable likelihood that consummation of the Offer would result in termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code;

          (c) as a result of the Offer,  there would be fewer than three hundred
     (300) holders of record, pursuant to Rule 13e-3 promulgated under the Exchange Act;

          (d) there shall have been instituted or threatened or shall be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, which:
     (i)  challenges  the  making  of  the  Offer  or  the  acquisition  by  the
     Partnership or ORIG of Interests pursuant to the Offer or otherwise directly or indirectly relates to the Offer; or (ii) in the Partnership's reasonable judgment (determined within five (5) business days prior to the Expiration Date), could materially affect the business, condition (financial or other), income, operations or prospects of the Partnership, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or materially impair the Offer's contemplated benefits to the Partnership;

          (e) there shall have been any action threatened or taken, or approval withheld, or any statute, rule or regulation proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Partnership or ORIG, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our reasonable judgment, would or might directly or indirectly:

               (i) delay or restrict the ability of the Partnership or ORIG, or render the Partnership or ORIG unable, to accept for payment or pay for some or all of the Interests;

               (ii) materially affect the business, condition (financial or other), income, operations, or prospects of the Partnership or ORIG, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or ORIG;

          (f) there shall have occurred:

               (i) the declaration of any banking moratorium or suspension of payment in respect of banks in the United States;

               (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

               (iii) the commencement of war, armed hostilities or any other national or international crises directly or indirectly involving the United States;

               (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States;

               (v) (A) any significant change, in our reasonable judgment, in the general level of market prices of equity securities or securities convertible into or exchangeable for equity securities in the United States or abroad or (B) any change in the general political, market, economic, or financial conditions in the United States or abroad that
          (1) could have a material adverse effect on the business condition (financial or other), income, operations or prospects of the Partnership, or (2) in our reasonable judgment, makes it inadvisable to proceed with the Offer; or

               (vi) in the case of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;

          (g) any change shall occur or be threatened in the business, condition (financial or otherwise), or operations of the Partnership, that, in the Partnership's reasonable judgment, is or may be material to the Partnership;

          (h) a tender or exchange offer for any or all of the Interests of the Partnership, or any merger, business combination or other similar transaction with or involving the Partnership, shall have been proposed, announced or made by any person; or

          (i) (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than entities, groups or persons, if any, who have filed with the Commission on or before the date of this Offer a Schedule 13G or a Schedule 13D with respect to any of the Interests) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Interests; or (ii) such entity, group, or person that has publicly disclosed any such beneficial ownership of more than 5% of the Interests prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional Interests constituting more than 1% of the outstanding Interests or shall have been granted any option or right to acquire beneficial ownership of more than 1% of the outstanding Interests; or (iii) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Partnership or its assets;

which, in our reasonable judgment, in any such case and regardless of the circumstances (including any action by us) giving rise to such event, makes it inadvisable to proceed with the Offer or with such purchase or payment. The conditions described above are for our sole benefit and may be asserted by us on our respective behalf regardless of the circumstances giving rise to any such condition (including any action or inaction by us) or may be waived by us in whole or in part. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by us concerning the events described in this Section 6 shall be final and binding on all parties. As of the date hereof, we believe that neither paragraph (a) nor paragraph (b) of this Section 6 will prohibit the consummation of the Offer.

         Section 7. Cash Distribution Policy. The Partnership began operations in August, 1984 and anticipated providing limited partners with 8% non-cumulative distributions. Distributions to limited partners were suspended effective January 1, 1997 due to insufficient cash being generated from the Partnership's operations. Although the Partnership is not obligated to make future cash distributions, it may do so in the future. See Section 10, "Certain Information About the Partnership." If you tender your Interests pursuant to the Offer, you will not be entitled to receive any cash distributions declared and payable, if any, after the Expiration Date, on any Interests which you tender and we accept. There can be no assurance that the Partnership will make any distributions in the future to limited partners who continue to own Interests following completion of the Offer.

         Section 8. Effects of the Offer. In addition to the effects of the Offer on limited partners who tender their Interests and limited partners who do not tender their Interests and upon the General Partner as set forth in the "Risk Factors" of this Offer to Purchase, the Offer will affect the Partnership in several other respects:

         If the Offer is fully subscribed, the Partnership will use approximately $25,500 to purchase 100 Interests and pay costs associated with the Offer. This will have the effect of: (i) reducing the cash available to fund future needs and contingencies or to make future distributions; and (ii) reducing or eliminating the interest income that the Partnership would have been able to earn had it invested this cash in interest bearing investments. Financial statements giving pro forma effect of the Offer, assuming the purchase by the Partnership of Interests at $205 per Interest, are attached to this Offer to Purchase as Appendix A.

         Upon completion of the Offer, we may consider purchasing any Interests not purchased in the Offer. Any such purchases may be on the same terms as the terms of this Offer or on terms which are more favorable or less favorable to you than the terms of this Offer. Rule 13e-4 promulgated under the Exchange Act prohibits us from purchasing any Interests, other than pursuant to the Offer, until at least ten (10) business days after the Expiration Date. Any possible future purchases by us will depend on many factors, including but not limited to, the market price of Interests, the results of the Offer, the Partnership's business and financial condition and general economic market conditions.

         Section 9. Source and Amount of Funds. The total amount of funds required to complete this Offer is approximately $51,000 (including $41,000 to purchase 200 Interests plus approximately $10,000 for expenses related to administering the Offer). The Partnership expects to pay approximately $20,500 to purchase 100 Interests and approximately $5,000 for its proportionate share of expenses related to administering the Offer, and expects to fund these payments with its cash reserves. The expenses of the Offer will be apportioned between us based on the number of Interests purchased by each of us. As of June 30, 2000 and December 31, 1999 the Partnership had unrestricted cash and cash equivalents of $423,745 and $607,512, or $17.50 and $25.09 per Interest, respectively. If the Offer is oversubscribed and the Partnership, in its sole discretion, decides to purchase Interests in excess of 100 Interests, the Partnership will fund these additional purchases and expenses, if any, from its cash reserves.

         ORIG expects to pay approximately $20,500 to purchase 100 Interests and approximately $5,000 for its proportionate share of expenses related to administering the Offer, and expects to fund these payments with the proceeds from a loan from the Bank of Louisville described below. If the Offer is oversubscribed and ORIG, in its sole discretion, decides to purchase Interests in excess of 100 Interests, ORIG will fund these additional purchases and expenses, if any, from the loan.

     ORIG will also use the loan proceeds to fund the purchase of limited partnership interests of affiliated partnerships. The loan proceeds could also be used to return capital contributions previously made by Mr. J.D. Nichols and Mr. Brian F. Lavin, the members of ORIG, to ORIG.

     On December 28, 1999, ORIG and Community Trust Bank entered into a Business Loan Agreement under which Community Trust Bank agreed to provide a $2,000,000 revolving line of credit to ORIG at an interest rate of prime plus .25% per annum for a term ending on January 28, 2005. The line of credit was secured by:
(1) the Interests of the Partnership held by ORIG; and (2) limited partnership interests in partnerships affiliated with the Partnership which are held by ORIG. Mr. Nichols and Mr. Lavin agreed to guarantee the indebtedness of ORIG with respect to Community Trust Bank pursuant to Commercial Guaranties executed by each of them on December 28, 1999. Mr. Nichols guaranteed 75% of all indebtedness of ORIG or $1,500,000, whichever is less, and Mr. Lavin guaranteed 25% of all indebtedness of ORIG or $500,000, whichever is less. Under the terms of the Business Loan Agreement, ORIG will repay the proceeds of the revolving line of credit. Beginning on April 28, 2000, ORIG began making 20 consecutive quarterly interest payments with respect to accrued interest on the unpaid principal balance. ORIG repaid this loan with the proceeds of the loan described below.

         On August 15, 2000, ORIG and the Bank of Louisville, a Kentucky banking corporation, entered into a Loan Agreement under which the Bank of Louisville agreed to provide a $6,000,000 revolving line of credit to ORIG evidenced by three separate promissory notes issued by ORIG in favor of the bank in the original principal amount of $2,000,000 each (the "Loan Agreement"). The terms of the three separate notes are described below:

o Revolving Credit Note A bears interest at the prime rate, as announced by the Bank of Louisville from time to time, plus .25% per year for a term ending on August 31, 2005. ORIG will pay the interest rate described in Revolving Credit Note A for any outstanding balance owing under the revolving line of credit if, and only if, the outstanding balance is $2,000,000 or less.

o Revolving Credit Note B bears interest at the prime rate, as announced by the Bank of Louisville from time to time, plus .50% per year for a term ending on August 31, 2005. ORIG will pay the interest rate described in Revolving Credit Note B for any outstanding balance owing under the revolving line of credit if, and only if, the outstanding balance is greater than $2,000,000 but less than $4,000,000.

o Revolving Credit Note C bears interest at the prime rate, as announced by the Bank of Louisville from time to time, plus 1% per year for a term ending on August 31, 2005. ORIG will pay the interest rate described in Revolving Credit Note C for any outstanding balance owing under the revolving line of credit if, and only if, the outstanding balance is greater than $4,000,000.

     The line of credit from the Bank of Louisville is secured by:

o Interests of the Partnership which are currently held or subsequently acquired by ORIG, including any distributions which the Partnership issues to ORIG with respect to the Interests and any proceeds from the sale of the Interests held by ORIG;

o    limited   partnership   interests  in  partnerships   affiliated  with  the
     Partnership which are currently held or subsequently acquired by ORIG, including any distributions which the partnerships issue to ORIG with respect to the interests held by ORIG and any proceeds from the sale of the interests held by ORIG; and

o the personal guaranties of Mr. Nichols and Mr. Lavin of all indebtedness of ORIG with respect to the Bank of Louisville under the $6,000,000 line of credit pursuant to two separate Guaranty Agreements, each dated August 15, 2000 among the Bank of Louisville and each of Mr. Nichols and Mr. Lavin (the "Guaranty Agreements"). Mr. Nichols and Mr. Lavin are jointly and severally liable under each of their respective Guaranty Agreements.

         Under the terms of the Loan Agreement, ORIG will repay the proceeds of the revolving line of credit as follows:

o On September 1, 2000, ORIG began making consecutive monthly payments of all accrued and unpaid interest on the outstanding principal balance.

o The entire outstanding principal balance owing under the revolving line of credit is due and payable on August 31, 2005.

         ORIG intends to use funds from cash distributions from the Partnership and affiliated partnerships and from capital contributions to ORIG by Mr. Nichols and Mr. Lavin to make these payments.

         In addition to using the proceeds of the revolving line of credit to fund the purchase of Interests and ORIG's proportionate share of expenses of the Offer, Mr. Nichols and Mr. Lavin may fund the purchase of Interests by ORIG and ORIG's proportionate share of the expenses of the Offer from capital contributions pursuant to the terms of a Capital Contribution Agreement dated as of January 20, 1999 by and between Mr. Nichols and Mr. Lavin.

         Section 10.       Certain Information About the Partnership

         Certain Information About the Partnership.
         ------------------------------------------

     The Partnership was formed in May, 1983 under the laws of the State of Kentucky. NTS- Properties Associates IV, a Kentucky limited partnership, is the Partnership's General Partner. Mr. J.D. Nichols is the managing general partner of NTS-Properties Associates IV. NTS Capital Corporation is the corporate general partner of NTS-Properties Associates IV. NTS Capital Corporation is controlled by Mr. Nichols, its Chairman of the Board and Mr. Brain F. Lavin, its President and Chief Operating Officer.

         The Partnership's net income or loss and cash distributions are allocated according to the terms of the Partnership Agreement. Under the Partnership Agreement, Net Cash Receipts (as defined in the Partnership Agreement) that are made available for distribution are distributed 99% to the limited partners and 1% to the General Partner until limited partners have received the 8% Preferred Distribution (as defined in the Partnership Agreement), then to the General Partner until it has received the General Partner Subordinated Distribution (as defined in the Partnership Agreement), then 90% to the limited partners and 9% to the General Partner as its Partnership management fee and 1% to the General Partner as its distributive Partnership share. Net Cash Proceeds (as defined in the Partnership Agreement) are distributed 99% to the limited partners and 1% to the General Partner until the limited partners have received cash distributions from all sources equal to their Original Capital (as defined in the Partnership Agreement), plus the amount of any deficiency in the 8% Cumulative Distribution as of the end of the calendar quarter next preceding the date of such distribution. Thereafter, any remaining Net Cash Proceeds are distributed 75% to limited partners and 25% to the General Partner.

The Partnership owns the following properties and joint venture interests:

         o Commonwealth Business Center Phase I, a business center with approximately 57,000 net rentable ground floor square feet and approximately 24,000 net rentable mezzanine square feet in Louisville, Kentucky, constructed by the Partnership. The occupancy level at Commonwealth Business Center Phase I was 93% at June 30, 2000.

         o Plainview Point Office Center Phases I and II, an office center with approximately 56,000 net rentable square feet in Louisville, Kentucky, acquired complete by the Partnership. The occupancy level at Plainview Point Office Center Phases I and II was 75% at June 30, 2000.

         o The Willows of Plainview Phase I, a 118-unit luxury apartment complex in Louisville, Kentucky, constructed by the Partnership. The occupancy level at The Willows of Plainview Phase I was 98% at June 30, 2000.

         o A joint venture interest in The Willows of Plainview Phase II, a 144-unit luxury apartment complex in Louisville, Kentucky, constructed by a joint venture between the Partnership and NTS-Properties V, a Maryland limited partnership and an affiliate of the General Partner of the Partnership ("NTS-Properties V"). The Partnership's percentage interest in the joint venture was 10% at June 30, 2000. The occupancy level at The Willows of Plainview Phase II was 94% at June 30, 2000.

         o A joint venture interest in Golf Brook Apartments, a 195-unit luxury apartment complex in Orlando, Florida, constructed by a joint venture between the Partnership and NTS-Properties VI, a Maryland limited partnership and an affiliate of the General Partner of the Partnership, ("NTS-Properties VI"). The Partnership's percentage interest in the joint venture was 4% at June 30, 2000. The occupancy level at Golf Brook Apartments was 94% at June 30, 2000.

         o A joint venture interest in Plainview Point III Office Center, an office center with approximately 62,000 net rentable square feet in Louisville, Kentucky, constructed by a joint venture between the Partnership and NTS-Properties VI. The Partnership's percentage interest in the joint venture was 5% at June 30, 2000. The occupancy level at Plainview Point III Office Center was 91% at June 30, 2000.

        o A joint venture interest in Blankenbaker Business Center 1A, a business center with approximately 50,000 net rentable ground floor square feet and approximately 50,000 net rentable mezzanine square feet located in Louisville, Kentucky, acquired complete by a joint venture (the "Blankenbaker Joint Venture") between the Partnership, NTS-Properties Plus Ltd. and NTS-Properties VII, Ltd., affiliates of the General Partner of the Partnership. The Partnership's percentage interest in the joint venture was 30% at June 30, 2000. The occupancy level at Blankenbaker Business Center 1A was 100% at June 30, 2000.

         o A joint venture interest in the three properties owned by Lakeshore/University II Joint Venture ("L/U II Joint Venture"). The L/U II Joint Venture was formed on January 23, 1995 among the Partnership and NTS-Properties V, NTS-Properties Plus Ltd. and NTS/Fort Lauderdale, Ltd., affiliates of the General Partner and of the Partnership. The Partnership's percentage interest in the L/U II Joint Venture was 12% at June 30, 2000.

         A description of the properties owned by the L/U II Joint Venture appears below:

         o Lakeshore Business Center Phase I - a business center with approximately 103,000 net rentable square feet located in Fort Lauderdale, Florida, acquired complete by the joint venture. The occupancy level of Lakeshore Business Center Phase I was 75% at June 30, 2000.

         o Lakeshore Business Center Phase II - a business center with approximately 97,000 net rentable square feet located in Fort Lauderdale, Florida, acquired complete by the joint venture. The occupancy level of Lakeshore Business Center Phase II was 82% at June 30, 2000.

         o Lakeshore Business Center Phase III-a 40,000 square foot office center currently under construction on approximately
                  3.77 acres of land adjacent to the Lakeshore Business Center development.

         In the next 12 months, the General Partner expects the Partnership's liquidity to decrease as a result of the Partnership's efforts in leasing its commercial properties and joint venture properties. At this time, the future leasing and tenant improvement costs which will be required to renew the current leases or obtain new tenants are unknown. It is anticipated, however, that the cash flow from operations and cash reserves will be sufficient to meet the needs to the Partnership.

         In January, 2000, the L/U II Joint Venture began to construct Lakeshore Business Center Phase III. The construction cost is currently estimated to be $4,300,000 and is being funded by a capital contribution of $1,737,000 from NTS-Properties V in December of 1999 and approximately $2,680,000 of debt financing. As of June 30, 2000, the L/U II Joint Venture has incurred approximately $1,761,000 in expenses for the construction of Lakeshore Business Center Phase III. The construction of Lakeshore Business Center Phase III should be completed by October, 2000.

         As of June 30, 2000, the L/U II Joint Venture has agreed to make tenant improvements at Lakeshore Business Center Phases I and II which will cost approximately $66,000. The Partnership's share of the costs of this project is approximately $7,900 and will be funded from cash flows from operations. The L/U II Joint Venture has also agreed to make tenant improvements at Lakeshore Business Center Phases III which will cost approximately $45,700. The Partnership's share of the costs of this project is approximately $5,500 and will be funded from cash flows from operations. The construction on these projects has begun and is expected to be completed during the third quarter of 2000.

         The L/U II Joint Venture anticipates replacing the roofs at Lakeshore Business Center Phase I, which will cost approximately $200,000. The Partnership's share of this project is approximately $23,860 and will be funded from cash flows from operations.

         The Partnership has no other material obligations for renovations or capital improvements to its properties or joint venture properties, as of June 30, 2000.

         On July 1, 1999, NTS-Properties V contributed $1,737,000 to the L/U II Joint Venture to cover a portion of the costs to be incurred from the construction of Lakeshore Business Center Phase III. The other partners in the L/U II Joint Venture, including the Partnership, did not make capital contributions at that time. As a result, the Partnership's percentage of ownership in the L/U II Joint Venture declined from 18% to 12%, as of July 1, 1999. On July 1, 2000, NTS-Properties V contributed an additional $500,000 to the L/U II Joint Venture. The other partners in the L/U II Joint Venture, including the Partnership, did not make capital contributions at that time. As a result, the Partnership's percentage of ownership in the L/U II Joint Venture declined from 12% to 11%, as of July 1, 2000.

         The Partnership's properties are encumbered by the following mortgages:

  Loan Balance
  at 06/30/2000:       Encumbered Property:                            Due:
  -------------        --------------------                            ----

  $ 1,569,983          Commonwealth Business Center Phase I            10/01/04
  $ 1,801,677          Willows of Plainview Phase I                    01/05/13
  $ 1,715,110          Willows of Plainview Phase I                    01/05/13

         Properties owned by joint ventures in which the Partnership is a partner are encumbered by the following mortgages:

  Loan Balance
  at 06/30/2000:            Encumbered Property:                       Due:
  -------------             -------------------                        ----

 $    294,669*              Willows of Plainview Phase II             01/05/13
 $    175,989*              Willows of Plainview Phase II             01/05/13
 $    876,508*              Blankenbaker Business Center 1A           11/15/05
 $    559,495*              Lakeshore Business Center Phase I         08/01/08
 $    520,029*              Lakeshore Business Center Phase II        08/01/08

         *This amount represents the Partnership's proportionate interest in the mortgages payable as of June 30, 2000.

         The Partnership's ratio of earnings to fixed charges was 1.42 for the three months ended June 30, 2000, 1.00 for the year ended December 31, 1999 and 1.3:1 for the year ended December 31, 1998.

         For more detailed financial information about the Partnership, see "Appendix A: The Partnership's Financial Statements Giving Pro Forma Effect of the Offer."

         Section 11.       Certain Transactions with Affiliates.

         NTS Development Company, an affiliate of the General Partner, directs the management of the Partnership's properties pursuant to a written agreement (the "Management Agreement") between NTS Development Company and the Partnership. Under the Management Agreement, NTS Development Company establishes rental policies and rates and directs the marketing activity of leasing personnel. It also coordinates the purchase of equipment and supplies, maintenance activity and the selection of all vendors, suppliers and independent contractors.

         Under the Management Agreement, the Partnership agreed to pay NTS Development Company a management fee is equal to 5% of gross revenues from residential properties and 6% of gross revenues from commercial properties. Also under the Management Agreement, the Partnership agreed to pay NTS Development Company a repair and maintenance fee equal to 5.9% of costs incurred which relate to capital improvements. The Partnership paid NTS Development Company the following fees for the six months ended June 30, 2000 and for the year ended December 31, 1999. These charges include items which have been expensed as operating expenses - affiliated or professional and administrative expenses and items which have been capitalized as other assets or as land, buildings and amenities.



                                      Six Months                  Year
                                           Ended                 Ended
                                        06/30/00              12/31/99
                                        --------              --------
        Property
        Management
        Fee                              $93,564              $186,264

        Repair and
        Maintenance Fee                   22,819                21,620
                                         -------               -------

                                        $116,383              $207,884
                                        ========              ========

         The Management Agreement also requires the Partnership to purchase all insurance relating to the managed properties, to pay the direct out-of-pocket expenses of NTS Development Company in connection with the operation of the properties, including the cost of goods and materials used for and on behalf of the Partnership, and to reimburse NTS Development Company for the salaries, commissions, fringe benefits, and related employment expenses of on-site personnel. The Partnership also paid NTS Development Company the following amounts for expenses, in addition to the fees described in the preceding table, for the six months ended June 30, 2000 and for the year ended December 31, 1999. These charges included items which have been expensed as operating expenses - affiliated or professional and administrative expenses and items which have been capitalized as other assets or as land, building and amenities.

                                      Six Months                  Year
                                           Ended                 Ended
                                        06/30/00                  1999
                                        --------                  ----
        Leasing                        $  48,824             $ 148,888

        Administrative                    96,129               208,739

        Property
        Management
        Costs                            142,064               340,261

        Other                              4,000                13,804
                                           -----                ------

                                        $291,017              $711,692
                                        ========              ========

         The initial term of the Management Agreement was five years, and thereafter for succeeding one-year periods, unless canceled by either party upon sixty days written notice. As of the date of this Offer, the Management Agreement is still in effect.

         In connection with the retirement of Richard L. Good, the former Vice Chairman of NTS Capital Corporation, and under an agreement dated as of January 1, 1999, JDN Financial Holdings, LLC, a Delaware limited liability company owned by J.D. Nichols, acquired the equity interests of Richard L. Good in various entities affiliated with the Partnership, including NTS Corporation, NTS-Properties Associates VI, NTS-Properties Associates VII, NTS-Properties Plus Associates, and interests in private limited partnerships with ownership interests in real estate. In consideration for his equity interests in the foregoing entities, Richard L. Good received (i) monetary consideration equal to his salary and bonus in the amount of approximately $529,000, (ii) various promissory notes in the net amount of approximately $1,600,000, payable monthly through February 29, 2012 at the current interest rate of 5.09% per annum, and
(iii) equity interests in real and personal property, including 50% of the equity interest in National Aquatics, Inc. and 70% of the equity interest in NTS/Sabal Office Limited Partnership.

         On February 25, 2000, Mr. Nichols made a capital contribution of $100,000 to NTS Financial Partnership, a Kentucky general partnership ("NTS Financial") and an affiliate of the Partnership. In the past two years, Mr. Nichols has received returns of capital totaling $150,000 from NTS Financial which Mr. Nichols used to make capital contributions to ORIG.

         In the past two years, Mr. Nichols has received returns of capital totaling $893,170 from NTS Financial which Mr. Nichols used to pay third party obligations, and returns of capital totaling $2,426,647 from NTS Financial which Mr. Nichols used to make a capital contribution to ORIG to purchase Interests in the Partnership and also to purchase limited partnership interests in partnerships affiliated with the Partnership.

         In the past two years, Mr. Nichols also received undistributed profits from private affiliates of NTS Financial totaling $1,319,500 which Mr. Nichols used to pay taxes.

     Since January 1, 1998, Mr. Nichols has personally guaranteed various loans made to various publicly and privately-held affiliates of the Partnership. As of August 31, 2000, Mr. Nichols had outstanding personal guaranties totaling approximately $27,198,000. Mr. Nichols has guaranteed the payment of approximately $215,000 of notes payable of NTS Corporation. Mr. Nichols has guaranteed the payment of approximately $17,700,000 of loans of various affiliates. In October, 1998, Mr. Nichols and Mr. Lavin each personally guaranteed $3,250,000 of a loan made to a privately-held affiliate of the Partnership secured by a property, the book value of which is $10,000,000. Mr. Nichols also guaranteed, as an indemnitor, that the conditions of certain surety bonds will be met. The outstanding commitments of the surety bonds aggregated $3,283,000 at December 31, 1999. In December, 1999, Mr. Nichols and Mr. Lavin each personally guaranteed a $2,000,000 loan to ORIG from Community Trust Bank, N.A. in the following amounts: (1) Mr. Nichols guaranteed 75% of all indebtedness of ORIG or $1,500,000, whichever is less; and (2) Mr. Lavin guaranteed 25% of all indebtedness of ORIG or $500,000, whichever is less. This loan was repaid using the proceeds of a $6,000,000 loan to ORIG from the Bank of Louisville. Mr. Nichols and Mr. Lavin each personally guaranteed up to $6,000,000 of the obligations under the loan from the Bank of Louisville for which each of them is jointly and severally liable.

         In addition to the guaranties described above, on March 31, 1989 NTS Guaranty Corporation, owned 100% by Mr. Nichols and an affiliate of the Partnership, guaranteed certain obligations of NTS Mortgage Income Fund, which is also an affiliate of the Partnership. On September 20, 1988, Mr. Nichols issued a $10,000,000 demand note to NTS Guaranty Corporation, which may be used to satisfy the guaranty. The obligations of NTS Guaranty Corporation under the guaranty are expressly limited to the assets of NTS Guaranty Corporation, its ability to draw upon the $10,000,000 demand note and Mr. Nichols' ability to answer the demand.

         During the past two years, ORIG has participated in joint tender offers with: (i) the Partnership to purchase Interests and (ii) limited partnerships that are affiliates of the Partnership to purchase the limited partnership interests of those partnerships. The following table sets forth the results of these tender offers:


                                                                    Limited
                                                                    Partnership      Limited
                                                                    Interests        Partnership
                                                       Total        Purchased by     Interests
Purchase        Subject                Price per       Interests    the Subject      Purchased
Date            Partnership            Interest        Purchased    Partnership      by ORIG
----            -----------            ---------       ---------    -----------      -------
December        NTS-                   $250             729          500               229
31, 1998        Properties III



                                       26




                                                                    Limited
                                                                    Partnership      Limited
                                                                    Interests        Partnership
                                                       Total        Purchased by     Interests
Purchase        Subject                Price per       Interests    the Subject      Purchased
Date            Partnership            Interest        Purchased    Partnership      by ORIG
----            -----------            ---------       ---------    -----------      -------
December        NTS-                   $250             938          500               438
8, 1999         Properties III

February        NTS-                   $205           1,259          600               659
19, 1999        Properties IV

December        NTS-                   $205           2,245          500             1,745
8, 1999         Properties IV

February        The                    $205           2,458          600             1,858
5, 1999         Partnership

December        The                    $230(*)        1,196          250               946
31, 1999        Partnership

January         NTS-                   $350            2,103           750           1,353
18, 1999        Properties VI

September       NTS-                   $370            2,801           500           2,301
30, 1999        Properties VI

December        NTS-                   $380            1,085           250             835
23, 1999        Properties VI

August          NTS-                   $380            3,685           100           3,585
15, 2000        Properties VI

March           NTS-                   $6             25,794        10,000          15,794
12, 1999        Properties VII,
                Ltd.

November 30,    NTS-                   $6             41,652        10,000          31,652
1999            Properties VII,
                Ltd.

August 15,      NTS-                   $6             39,220         2,500          36,720
2000            Properties VII,
                Ltd.




* The original offering price was $215 per interest which was increased to $230 per interest on December 20, 1999.

         In addition to the above tender offers involving ORIG, on September 30, 1999, NTS- Properties V purchased 2,523 limited partnership interests of NTS-Properties V from limited partners for $205 per interest pursuant to an offer to purchase interests.

         The Partnership's affiliates, BKK and Ocean Ridge have purchased Interests from time to time. Mr. Nichols' wife, Barbara Nichols, is the sole limited partner of Ocean Ridge. BKK is the general partner of Ocean Ridge. Since March, 1995, BKK and Ocean Ridge purchased 326 Interests at prices ranging from $130 to $205 per Interest. All of these Interests are currently owned by Ocean Ridge.

         ORIG purchased Interests in the Partnership and also purchased limited partnership interests in limited partnerships affiliated with the Partnership pursuant to an Agreement, Bill of Sale and Assignment dated February 10, 2000, by and among ORIG and four investors in the Partnership and partnerships affiliated with the Partnership (the "Purchase Agreement") for a total purchase price of $900,000. ORIG paid these investors a premium above the purchase price previously offered for limited partnership interests in prior tender offers because this purchase allowed ORIG to purchase a substantial number of limited partnership interests without incurring the significant expenses involved with a tender offer. Under the Purchase Agreement, ORIG purchased a total of 565 limited partnership interests in the Partnership from three of the investors for total consideration of $136,628.30, or an average price of $241.82 per interest.

         Section 12.       Certain Federal Income Tax Consequences.

         Certain Federal Income Tax  Consequences of the Offer. The following is
         ------------------------------------------------------
a general summary, under currently applicable law, of certain federal income tax considerations generally applicable to the sale of Interests pursuant to the Offer. This summary is for general information only. The actual tax treatment of a tender of Interests may vary depending upon your particular situation. Some limited partners (including, but not limited to, insurance companies, tax-exempt entities, financial institutions or broker/dealers, foreign corporations, and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. In addition, the summary does not address the federal income tax consequences to all categories of Interest holders, nor does it address the federal income tax consequences to limited partners who do not hold the Interests as "capital assets," as defined by the Internal Revenue Code of 1986, as amended (the "Code"). No ruling from the Internal Revenue Service ("IRS") will be sought with respect to the federal income tax consequences discussed herein; thus, there can be no assurance that the IRS will agree with this discussion. We urge you to consult your own tax advisors as to the particular tax consequences of a tender of your Interests pursuant to the Offer, including the applicability and effect of any state, local, foreign or other tax laws, any recent changes in applicable tax laws and any proposed legislation. The following information is intended as a general statement of certain tax considerations, and you should not treat this as legal or tax advice.

         Sale of  Interests  Pursuant  to the  Offer.  The  receipt  of cash for
         --------------------------------------------
Interests pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and other laws. The purchase of Interests pursuant to the Offer will be deemed a sale of the Interests by limited partners who tender their Interests. If you tender in the Offer, the payment for your Interests will be in complete liquidation of that portion of your ownership in the Partnership represented by the purchased Interests. You or any other recipient of such payments will be taxed to the extent of any gain recognized in connection with such sale. In general, and subject to the recapture rules of the Code Section 751 discussed below, if you tender you will recognize capital gain or loss at the time your Interests are purchased by us to the extent that the sum of money distributed to you plus your share of Partnership liabilities exceeds your adjusted basis in the purchased Interests. Upon the sale of your Interests pursuant to the Offer, you will be deemed to have received money in the form of any cash payments to you and to the extent you are relieved from your proportionate share of Partnership liabilities, if any, to which the Partnership's assets are subject. You will thus be required to recognize gain upon the sale of your Interests if the amount of cash you received, plus the amount you are deemed to have received as a result of being relieved of your proportionate share of Partnership liabilities (if any), exceeds your adjusted basis in the purchased Interests. The income taxes payable upon the sale must be determined by you on the basis of your own particular tax circumstances.

         The adjusted basis of your Interests is calculated by your initial basis and making certain additions and subtractions thereto. Your initial basis is the amount paid for an Interest ($1,000 per Interest if you purchased in the initial offering), increased by your share of liabilities, if any, to which the Partnership's assets are subject and by the share of Partnership taxable income, capital gains and other income items allocated to you. Basis is generally reduced by cash distributions, decreases in your share of liabilities and by the share of Partnership losses allocated to the Interest.

         If you tender Interests in the Offer you will be allocated a pro rata share of the Partnership's taxable income or loss for 2000 with respect to the Interests sold in accordance with the provisions of the Partnership Agreement concerning transfers of Interests. This allocation will affect your adjusted tax basis in your Interests and, therefore, the amount of your taxable gain or loss upon a sale of Interests pursuant to this Offer.

         In determining the tax consequences of accepting the Offer, our payments for Interests will be deemed to be equal to the $205 cash payment per Interest plus a pro rata share of the Partnership's liabilities (together, the "Selling Price"). The taxable gain (or loss) to be incurred as a consequence of accepting the Offer is determined by subtracting the adjusted basis of the purchased Interest from the Selling Price.

         You must determine your own adjusted tax basis because the basis will vary depending upon when you purchased the Interests and the amount of distributions you have received for each Interest, which varies depending upon the date on which you were admitted to the Partnership.

         A taxable gain, if any, on the disposition of Interests must be allocated between ordinary income, unrecaptured Section 1250 gain and long-term capital gain. You will realize long term capital gain or loss on such sale, if:
(1) you are not a "dealer" in securities; (2) you have held the Interests for longer than twelve (12) months; and (3) the Partnership has no Section 751 assets. To the extent that a portion of the gain realized on the sale of an Interest is attributable to Section 751 assets (i.e., "unrealized receivables" and "inventory items of the Partnership which have appreciated substantially in value") you will recognize ordinary income, and not a capital gain, upon the sale of the Interest. For purposes of Code Section 751, certain depreciation deductions claimed by the Partnership (generally, depreciation deductions in excess of straight-line depreciation in the case of real property and all allowable depreciation to date in the case of other property) constitute "unrealized receivables." Thus, gain, if any, recognized by limited partners who sell Interests will be ordinary income in an amount not to exceed your share of the Partnership's depreciation deductions that are "unrealized receivables." It is unclear whether, for Interests held for twelve (12) months or longer, with respect to real property, the amount of gain attributable to depreciation not taxed as ordinary income is taxed as unrecaptured Section 1250 gain or long-term capital gain. Furthermore, if the Partnership were deemed to be a "dealer" in real estate for federal income tax purposes, the property held by the Partnership might be treated as "inventory items of the Partnership which have appreciated substantially in value" for purposes of Code Section 751 and limited partners tendering Interests would recognize ordinary income, in an amount equal to your share of the appreciation in value of the Partnership's real estate inventory. The General Partner does not believe it has operated the Partnership's business in a manner as to make the Partnership a "dealer" for tax purposes.

         Ordinary income recognized in 1999 is taxed at a stated maximum rate of 39.6% for federal income tax purposes. In the case of real property, the amount of gain not taxed as ordinary income attributable to depreciation, i.e., unrecaptured Section 1250 gain, is taxed at a maximum rate of 25%. Net capital gains are taxed for federal income tax purposes at a stated maximum rate of 20% for gain from property held longer than twelve (12) months, i.e., long-term capital gain. The tax rates may actually be somewhat higher, depending on the taxpayer's personal exemptions and amount of adjusted gross income. A taxable loss, if any, on the disposition of Interests will be recognized as a capital loss for federal income tax purposes for limited partners who hold their Interests as capital assets.

         Back-up Withholding. To prevent back-up federal income tax withholding equal to 31% of the payments made pursuant to the Offer, each limited partner (except a foreign limited partner) who does not otherwise establish an exemption from such withholding must notify the Partnership of his, her or its correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing a Substitute Form W-9 to the Partnership. For your convenience, a Substitute Form W-9 is enclosed with this Offer to Purchase. Some limited partners, including corporations, may not be subject to the withholding and reporting requirements.

         Section 13. Transactions and Arrangements Concerning Interests. Based upon the Partnership's and ORIG's records and information provided to the Partnership by the General Partner and affiliates of the General Partner, neither the Partnership, General Partner, ORIG nor, to the best of the Partnership's knowledge, any controlling person of the Partnership, the General Partner, or ORIG, has effected any transactions in the Interests during the sixty (60) business days prior to the date hereof except as follows:

                  ORIG purchased Interests in the Partnership and also purchased limited partnership interests in limited partnerships affiliated with the Partnership in July, and August 2000. ORIG purchased 10 Interests in July 2000 and 45 Interests in August 2000 at $205 per Interest.

         Section 14. Extensions of Tender Period; Terminations; Amendments. The Partnership has, or, if the Offer is oversubscribed, we have, the right at any time and from time to time, to extend the period of time during which the Offer is open by giving each of you written notice of the extension. If there is any extension, all Interests previously tendered and not purchased or withdrawn will remain subject to the Offer and may be purchased by us, except to the extent that such Interests may be withdrawn as set forth in Section 4 of this Offer to Purchase.

         If the Offer is oversubscribed, we have the right to purchase additional Interests. If either of us decides, in our sole discretion, to increase the amount of Interests being sought and, at the time that the notice of such increase is first published, sent or given to holders of Interests, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of such period of ten (10) business days.

         For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern Standard Time. We have the right: (i) to terminate the Offer and not to purchase or pay for any Interests not previously purchased or paid for upon the occurrence of any of the conditions specified in
Section 6 of this Offer to Purchase by giving you written notice of the termination and making a public announcement of the termination; or (ii) at any time and from time to time, to amend the Offer in any respect. All extensions, delays in payment or amendments will be followed by public announcements, which in the case of an extension will be issued no later than 9:00 a.m. Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) under the Exchange Act), we have no obligation to publish, advertise or otherwise communicate any public announcement, other than by issuing a release to the Dow Jones News Service.

         Section 15. Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Interests pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred in forwarding the Offer to their customers.

         Section 16.       Address; Miscellaneous.

     Address. All executed copies of the Letter of Transmittal,  Substitute Form
     --------
W-9 and the Certificate(s) of Ownership for the Interests being tendered (or the Affidavit) must be sent via mail or overnight courier service to the address set forth below. Manually signed facsimile copies of the

Letter of Transmittal will not be accepted. The Letter of Transmittal, Substitute Form W-9 and Certificate(s) of Ownership for the Interests being tendered (or the Affidavit) should be sent or delivered by you or your broker, dealer, commercial bank, trust company or other nominee as follows:

                  By Mail, Hand Delivery or Overnight Mail/Express:
                  NTS Investor Services
                  c/o Gemisys
                  7103 S. Revere Parkway
                  Englewood, CO 80112

         Any questions, requests for assistance, or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer also may be directed to NTS Investor Services c/o Gemisys at the above-listed address or at (800) 387-7454 or by facsimile at
(303) 705-6171.

         Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, limited partners residing in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. We are not aware of any jurisdiction in which the Offer or tenders pursuant to the Offer would not be in compliance with the laws of that jurisdiction. We reserve the right to exclude limited partners in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. We believe such exclusion is permissible under applicable laws and regulations, provided that we make a good faith effort to comply with any state law deemed applicable to the Offer.

         We have filed a Tender Offer Statement under sections 14(d)(1) and 13(e)(1) of the Securities Exchange Act of 1934 on Schedule TO with the Securities and Exchange Commission ("Commission") which includes certain information relating to the Offer summarized herein. Copies of these statements may be obtained from the Partnership by contacting NTS Investor Services c/o Gemisys at the address and phone number set forth in this Section 16 of this Offer to Purchase or from the public reference office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports electronically filed by the Partnership with the Commission.

                                                               NTS-Properties IV


September 22, 2000

                                   Appendix A
                  The Partnership's Financial Statements Giving
                          Pro Forma Effect of the Offer

         The Partnership's financial statements for the years ended December 31, 1998 and December 31, 1999 and the six months ended June 30, 2000 are incorporated herein by reference. These financial statements are contained in the Partnership's Annual Reports on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The following unaudited pro forma balance sheets and statements of operations of the Partnership are presented to give effect of the Offer as if it was fully subscribed and completed as of June 30, 2000 and December 31, 1999. The pro forma financial statements contain certain financial information for the fiscal year ended December 31, 1999 extracted or derived from the Partnership's Annual Report on Form 10-K and certain financial information for the quarter ended June 30, 2000 extracted or derived from the Partnership's Quarterly Report on Form 10-Q. The Annual and Quarterly Reports contain more comprehensive financial information than the information contained herein. The information extracted from the Annual and Quarterly Reports is qualified in its entirety by reference to the reports and the financial statements (including the notes) contained in the reports. The pro forma financial statements present the quarterly and annual reports of the Partnership giving effect of the Offer as if the Offer was fully subscribed and completed as of June 30, 2000 and December 31, 1999, respectively. The information presented in these pro forma financial statements is based on certain assumptions made by the Partnership in its good faith judgment, such as, the amount of expenses it will incur in administering the Offer. These unaudited pro forma statements are not necessarily indicative of what the Partnership's actual financial condition would have been for the year ended December 31, 1999 or the quarter ended June 30, 2000, nor do they purport to represent the future financial position of the Partnership.



                                NTS-PROPERTIES IV
                                -----------------
                               Unaudited Proforma
                               ------------------
                                 BALANCE SHEETS
                                 --------------


                                                     Actual      Tender Proforma
                                                     As of            As of
                                                 June 30, 2000     June 30, 2000
                                                 -------------     -------------

ASSETS
------
Cash and equivalents                             $    423,745      $    403,245
Cash and equivalents - restricted                     130,623           130,623
Investment securities                                      --                --
Accounts receivable                                   167,765           167,765
Land, buildings and amenities, net                 10,384,071        10,384,071
Other assets                                          323,468           323,468
                                                   ----------        ----------

                                                  $11,429,672       $11,409,172
                                                   ==========        ==========


LIABILITIES AND PARTNERS' EQUITY
--------------------------------
Mortgages payable                                 $ 7,513,460       $ 7,513,460
Distributions payable                                      --                --
Accounts payable                                      166,049           166,049
Security deposits                                      65,918            65,918
Other liabilities                                     157,621           157,621
                                                   ----------        ----------

                                                    7,903,048         7,903,048



PARTNERS' EQUITY                                    3,526,624         3,506,124
                                                   ----------        ----------

                                                  $11,429,672       $11,409,172
                                                   ==========        ==========


                                NTS-PROPERTIES IV
                                -----------------
                               Unaudited Proforma
                               ------------------
                             STATEMENT OF OPERATIONS
                             -----------------------


                                                                                             Tender               Tender
                                            Actual for three       Actual for the         Proforma for         Proforma for
                                              months ended           year ended           three months        the year ended
                                                June 30,            December 31,         ended June 30,        December 31,
                                                  2000                  1999                  2000                 1999
                                           -------------------   ------------------    ------------------    -----------------
REVENUES
--------
Rental income                                 $        823,180        $   3,261,445        $      823,180       $    3,261,445
Rental income - affiliated                                  --                   --                    --                   --
Gain on sale of asset                                       --               11,256                    --               11,256
Interest and other income                                8,197               45,018                 8,197               45,018
                                                     ---------            ---------            ----------            ---------

                                                       831,377            3,317,719               831,377            3,317,719
                                                     ---------            ---------            ----------            ---------
EXPENSES
--------
Operating expenses                                     174,658              718,387               174,658              718,387
Operating expenses - affiliated                        106,390              517,548               106,390              517,548
Write-off of unamortized land
improvements and amenities                                  --                   --                    --                   --
Loss on disposal of assets                               3,140               55,262                 3,140               55,262
Interest expense                                       145,317              656,235               145,317              656,235
Management fees                                         48,304              186,264                48,304              186,264
Real estate taxes                                       48,343              203,348                48,343              203,348
Professional and administrative
expenses                                                31,117              142,009                31,117              142,009
Tender offer costs                                          --                   --                 5,000                5,000
Professional and administrative
expenses - affiliated                                   30,360              158,042                30,360              158,042
Depreciation and amortization                          177,694              683,315               177,694              683,315
                                                     ---------            ---------            ----------            ---------

                                                       765,323            3,320,410               770,323            3,325,410
                                                     ---------            ---------            ----------            ---------

Net loss                                      $         66,054        $      (2,691)       $       61,054       $       (7,691)
                                                     =========            =========            ==========            =========

Net loss allocated to the Limited
Partners                                      $         65,393        $      (2,664)       $       60,443       $      (7,614)
                                                     =========            =========            ==========            =========

Net loss per Limited Partnership
Unit                                          $           2.70        $       (0.11)       $         2.51       $        (0.31)
                                                     =========            =========            ==========            =========

Weighted average number of
Limited Partnership Units                               24,209               24,778                24,109               24,678
                                                     =========            =========            ==========            =========

                                   Appendix B
                              ORIG's Balance Sheets

         The following are the unaudited balance sheets of ORIG. The balance sheets contain certain financial information for the year ended December 31, 1999 and the eight months ended August 31, 2000.


                                    ORIG, LLC
                                    ---------
                                 BALANCE SHEETS
                                 --------------
                                   (UNAUDITED)
                                    ---------


For Year Ended December 31, 1999 and Eight Months Ended August 31, 2000.


                                                                  Year Ended      Eight Months Ended
ASSETS                                                         December 31, 1999   August 31, 2000
------                                                         -----------------   ----------------
Cash                                                            $      5,574       $          40

Investments (Stated at Cost)

     NTS Properties III                                              274,500             336,176
     NTS Properties IV                                               492,820             675,369
     NTS Properties V                                                380,890           1,061,679
     NTS Properties VI                                             1,649,620           3,308,248
     NTS Properties VII                                              284,676             521,578
     NTS Properties Plus                                              10,300              16,866
     NTS Mortgage Income Fund                                             --               5,383
                                                                 -----------        ------------

Total Investments                                                  3,092,806           5,925,299

Tender Offer Acquisition Costs                                       119,711             217,508


                                                                 -----------        ------------
TOTAL ASSETS                                                    $  3,218,092       $   6,142,847
------------                                                     ===========        ============


LIABILITIES
-----------
     Accrued Interest - Bank of Louisville                                --               7,811

     Notes Payable - Bank of Louisville                         $         --       $   2,648,074


EQUITY
------

Equity
     Capital Contributions                                         3,160,675           3,512,475
     Retained Earnings - Prior Year                                       --              57,417
     Retained Earnings - Current Year                                 57,417             (82,930)
                                                                 -----------        ------------
                                                                   3,218,092           3,486,962


                                                                 -----------        ------------
TOTAL LIABILITIES AND EQUITY                                    $  3,218,092       $   6,142,847
----------------------------                                     ===========        ============


                                                                  Exhibit (a)(2)






                          Form of Letter of Transmittal

                              LETTER OF TRANSMITTAL

                           Regarding the Interests in

                               NTS - PROPERTIES IV

       Tendered Pursuant to the Offer to Purchase Dated September 22, 2000

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER OF TRANSMITTAL MUST BE RECEIVED BY THE PARTNERSHIP BY, 12:00 MIDNIGHT EASTERN STANDARD TIME ON FRIDAY, DECEMBER 22, 2000 (THE "EXPIRATION DATE"), UNLESS THE OFFER IS EXTENDED BY OFFERORS.


[Investor Name]                             If applicable:

[Address]                                   [Custodian]

[City, State, Zip]                          [Address]

[Tax I.D. #]                                [City, State, Zip]

[# of Interests]                            [Account #]


I am a limited partner of NTS-Properties IV. I hereby tender my limited partnership interests or portion thereof, as described and specified below, to the Offerors, NTS-Properties IV (the "Partnership"), and the Partnership's affiliate, ORIG, LLC, (the "Affiliate" and the Partnership are each an "Offeror" and collectively the "Offerors") upon the terms and conditions set forth in the Offer to Purchase, dated September 22, 2000 (collectively, the "Offer to Purchase" and "Letter of Transmittal" constitute the "Offer").

THIS LETTER OF TRANSMITTAL IS SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE OFFERORS TO REJECT ANY AND ALL TENDERS DETERMINED BY THEM, IN THEIR SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

I hereby represent and warrant that I have full authority to sell my interests, or portion thereof, to the Offerors, and that the Offerors will acquire good title, free and clear of any adverse claim. Upon request, I will execute and deliver any additional documents necessary to complete the sale of my interests in accordance with the terms of the Offer. In the event of my death or incapacity, all authority and obligation shall be placed with my heirs, personal representatives and successors.

I hereby appoint NTS-Properties Associates IV (without posting of a bond) as my attorney-in-fact with respect to my interests, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to: (1) transfer ownership of my interests on the Partnership's books to the respective Offeror, (2) change the address of record of my interests prior to or after completing the transfer, (3) execute and deliver lost certificate indemnities and all other transfer documents, (4) direct any custodian or trustee holding record title to the interests to do what is necessary, including executing and delivering a copy of this Letter of Transmittal, and (5) upon payment by the respective Offeror of the purchase price, to receive all benefits and cash distributions and otherwise exercise all rights of beneficial ownership of my interests hereby tendered.

                                                                          (Over)

                        INSTRUCTIONS TO TENDER INTERESTS

   Please complete the following steps to tender your interests:

o  Complete Part 1. by inserting the number of interests you wish to tender.

o  Complete Part 2. by providing your telephone number(s).

o Complete Part 3. by providing the appropriate signature(s). (Note: if your account is held by a Trustee or Custodian, sign below and forward this form to the Trustee or Custodian at the address noted on the first page of this Letter of Transmittal to complete the remaining steps). All signatures must be notarized by a Notary Public.

o Return your original Certificate(s) of Ownership for the interests with this form. If you are unable to locate your Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.

PART 1.  NUMBER OF INTERESTS IN THE PARTNERSHIP TO BE TENDERED:

[ ] I tender my entire interest in the Partnership of_______ interests for a price of $205.00 per interest.

[ ] I tender _______ interests, representing only a portion of my interest in the Partnership, for a price of $205.00 per interest.

PART 2.  TELEPHONE NUMBER(S).

My telephone numbers are: (___)________ [Daytime]  and  (___)_________ [Evening]


PART 3.  SIGNATURE(S).

FOR INDIVIDUALS/JOINT OWNERS:



Print Name of limited partner                   Print Name of joint owner


Signature of limited partner                    Signature of joint owner
Sworn to me this ___ day                        Sworn to me this ___ day
of __________, 2000.                            of ____________, 2000.


Notary Public                                   Notary Public

FOR CUSTODIAL/TRUSTEE/IRA ACCOUNTS:



Print Name of Signatory                         Signature
                                                Sworn to me this ____ day
                                                of __________, 2000.

Title of Signatory
                                                Notary Public

Return or Deliver: (1) this Letter of Transmittal; (2) your original Certificate(s) of Ownership for the interests, or if you are unable to locate your Certificate(s) of Ownership, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership; and (3) the Substitute Form W-9 on or before the Expiration Date to:

                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112
                For additional information, call: (800) 387-7454.

                                                                  Exhibit (a)(3)






               Form of Affidavit and Indemnification Agreement for
                       Missing Certificate(s) of Ownership

                     AFFIDAVIT AND INDEMNIFICATION AGREEMENT
                     FOR MISSING CERTIFICATE(S) OF OWNERSHIP

State of ______________
County of _____________

_____________________________________
_____________________________________
_____________________________________ (The "Investor")

being duly sworn, deposes and says:

        1. The Investor is of legal age and is the true and lawful, present and sole, record and beneficial owner of _________ (insert number of interests) limited partnership interests (the "Interests") of NTS-Properties IV, (the "Partnership"). The Interests were represented by the following Certificate(s) of Ownership (the "Certificate(s)") issued to the Investor:

Certificate(s) No.              Number of Interests                  Date Issued
------------------              -------------------                  -----------

The Certificate(s) was (were) lost, stolen, destroyed or misplaced under the following circumstances:

_____________________________________________________________ and after diligent search, the Certificate(s) could not be found.

         2. Neither the Certificate(s) nor any interest therein has at any time been sold, assigned, endorsed, transferred, pledged, deposited under any agreement or other disposed of, whether or not for value, by or on behalf of the investor. Neither the Investor nor anyone acting on the Investor's behalf has at any time signed any power of attorney, any stock power or other authorization with respect to the Certificate(s) and no person or entity of any type other than the Investor has or has asserted any right, title, claim or interest in or to the Certificate(s) or to the Interests represented thereby.

         3. The Investor hereby requests, and this Affidavit and Indemnification Agreement is made and given in order to induce the Partnership, (i) to refuse to recognize any person other than the Investor as the owner of the Certificate(s) and (ii) to refuse to make any payment, transfer, registration, delivery or exchange called for by the Certificate(s) to any person other than the Investor and to refuse the Certificates or to make the payment, transfer, registration, delivery or exchange called for by the Certificate(s) without the surrender thereof or cancellation.

         4. If the Investor or the representative or the assigns of the Investor should find or recover the Certificate(s), the Investor will immediately surrender and deliver the same to the Partnership for cancellation without requiring any consideration thereof.

         5. The Investor agrees in consideration of the issuance to the Investor of a new certificate in substitution for the Certificate(s), to indemnify and hold harmless the Partnership, each general partner of the Partnership, each affiliate of the Partnership and any person, firm or corporation now or hereafter acting as the transfer agent, registrar, trustee, depositary, redemption, fiscal or paying agent of the Partnership, or in any other capacity and their respective successors and assigns, from and against any and all liabilities, losses, damages, costs and expenses of every nature (including reasonable attorney's fees) in connection with, or arising out of, the lost, stolen, destroyed or mislaid Certificate(s) without the surrender thereof and, whether or not: (a) based upon or arising out of the honoring of, or refusing to honor, the Certificate(s) when presented to anyone, (b) or based upon or arising from inadvertence, accident, oversight or neglect on the part of the Partnership, its affiliates or any general Partner of the Partnership, agents, clerk, or employee of the Partnership or any general partner of the Partnership and/or the omission or failure to inquire into

                                                                          (Over)
contest or litigate the right of any applicant to receive payment, credit, transfer, registration, exchange or delivery in respect of the Certificate(s) and/or the new instrument or instruments issued in lieu thereof, (c) and/or based upon or arising out of any determination which the Partnership, its affiliates or any general partner thereof may in fact makes as to the merits of any such claim, right, or title, (d) and/or based upon or arising out of any fraud or negligence on the part of the Investor in connection with reporting the loss of the Certificate(s) and the issuance of new instrument or instruments in lieu thereof, (e) and/or based upon or arising out of any other matter or thing whatsoever it may be.

         6. The Investor agrees that all notices, requests, demands and other communications under this Affidavit and Indemnification Agreement shall be in writing and shall be mailed to the party to whom notice is to be given by certified or registered mail, postage prepaid; if intended for the Partnership shall be addressed to Gemisys, 7103 S. Revere Pkwy., Englewood, CO 80112 Attn.:
NTS Investor Services, or such other address as the Partnership shall have given notice to the Investor at the address set forth at the end of this Affidavit and Indemnification Agreement or at such other address as the Investor shall have given prior notice to the Partnership in a manner herein provided.

         7. No waiver shall be deemed to be made by the Partnership or its affiliates of any of its rights hereunder unless the same shall be in writing, and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the Partnership or its affiliates or the obligations of the Investor in any other respect at any other time.

         8. The provisions of this Affidavit and Indemnification Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Partnership and its affiliates and the Investor.

         9. This Affidavit and Indemnification Agreement shall be governed by and construed in accordance with the laws of the State of Kentucky.


                           Investor Signature
                           (Please sign exactly as name appears on certificate)


                           Investor Signature
                           (if held jointly)


                           Name

                           Address


Sworn to me this ____ day of
________________, 2000.


Notary Public
My commission expires:____/____/

                                                                  Exhibit (a)(4)






                       Form of Letter to Limited Partners

                                [NTS letterhead]

                               September 22, 2000

Account Name 1
Account Name 2
Address
City, State Zip

To our Limited Partners:

         Enclosed for your review is an Offer to Purchase your limited partnership interests. Please read all of the enclosed material carefully before deciding to tender your interests.


         ------------------------------------------------------------
         |  You  currently  own ____  interests.  The  Partnership  |
         |  is offering to purchase  your  interests  for  $205.00  |
         |  per  interest,  or a total of  $__________, subject to  |
         |  the terms of the Offer.                                 |
         |                                                          |
         |  Payment will be made within five business days of the   |
         |  expiration of the Offer.                                |
         ------------------------------------------------------------

We invite your attention to the following:

o    This Offer is being made to all limited partners.

o Up to 100 interests may be purchased by the Partnership and an additional 100 interests may be purchased by the Partnership's affiliate, ORIG, LLC. If more than 200 Interests are tendered, the Partnership may decide to purchase more than 100 interests and ORIG may decide to purchase more than 100 interests or the Partnership and ORIG may decide to purchase less than all of the interests tendered on a pro rata basis.

o The Offer will expire at 12:00 midnight, Eastern Standard Time on December 22, 2000, unless the Offer is extended.

         After reading the Offer to Purchase (white), if you wish to tender any or all of your interests, complete and return to NTS Investor Services c/o Gemisys, before December 22, 2000, the following:

                  (1)      the Letter of Transmittal (blue);

                  (2)      the Substitute Form W-9 (green); and

                  (3) the Certificate(s) of Ownership for the interests or, if you are unable to locate the Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership (yellow).

                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112

                For additional information, call: (800) 387-7454

                                                                  Exhibit (a)(5)






                       Substitute Form W-9 with Guidelines

                               Substitute Form W-9


o        Purpose of the Substitute Form W-9

         Each tendering Limited Partner is required to provide to the Partnership its correct Taxpayer Identification Number ("TIN") on Substitute Form W-9 which is provided below, and to certify whether the Limited Partner is subject to backup withholding of federal income tax. If the Partnership is not provided with the correct TIN, the Limited Partner may be subject to a $500 penalty imposed by the Internal Revenue Service (the "IRS"). In addition, failure to provide the information on Substitute Form W-9 may subject the tendering Limited Partner to 31% federal income tax withholding on the payment of the purchase price of all Interests purchased by the Offerors from the Limited Partner pursuant to this Offer.

o        Instructions for filling out the Substitute Form W-9

         Each tendering Limited Partner must fill out the Substitute Form W-9 below by: (1) inserting their TIN; (2) certifying whether the Limited Partner is subject to backup withholding of federal income tax; and (3) signing the form.

         If the tendering Limited Partner is an individual, the TIN is the Limited Partner's social security number.

         If the tendering Limited Partner has been notified by the IRS that the Limited Partner is subject to backup withholding, the Limited Partner must cross out item (2) of the "Certification" box of Substitute Form W-9, unless the Limited Partner has since been notified by the IRS that the Limited Partner is no longer subject to backup withholding. If backup withholding applies, the Partnership is required to withhold 31% of any payments made to the Limited Partner. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

         If the tendering Limited Partner has not been issued a TIN and has applied for one or intends to apply for one in the near future, the Limited Partner should write "Applied For" in the space provided for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I and the Partnership is not provided with a TIN within 60 days, the Partnership will withhold 31% on all payments of the purchase price to the Limited Partner until a TIN is provided to the Partnership.

         Certain Limited Partners (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the individual must submit an Internal Revenue Form W-8, signed under penalties of perjury, attesting to such individual's exempt status. A Form W-8 may be obtained from NTS Investor Services c/o Gemisys at the address and telephone number provided in Section 15, "Address; Miscellaneous" of the Offer to Purchase.

         For complete instructions on how to fill out Substitute Form W-9, refer to the Guidelines enclosed.

                                                                          (OVER)

________________________________________________________________________________
SUBSTITUTE          | Part I -- Taxpayer Identification |
FORM W-9            | Number -- For all accounts, enter |  ___________________
                    | your TIN in the box at right.     |  Social Security No.
                    | (For most individuals, this is    |
Department of the   | your social security number.)     |
Treasury            | Certify by signing and dating     |   OR
Internal Revenue    | below.                            |
Service             |                                   |   ___________________
                    |                                   |   Employer
Payer's Request     |                                   |   Identification No.
for Taxpayer        |                                   |
Identification      |                                   |
Number (TIN)        |                                   |
                    |                                   |   (If awaiting a TIN
                    |                                   |   write "Applied For"
                    |                                   |   in the space above).
____________________|___________________________________|_______________________

Part II -- For payees exempt from backup withholding, see the enclosed Guidelines and complete as instructed therein.
________________________________________________________________________________

Certification -- Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me). and

(2) I am not subject to backup withholding either because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certificate Instructions -- You must cross out item (2) above, if you have been notified by the IRS that you are subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines.)
________________________________________________________________________________

SIGNATURE __________________________________  DATE _________________ ,  ________

________________________________________________________________________________

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. - Social Security numbers have nine digits separated by two hyphens, e.g., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen, e.g., 00-0000000. The table below will help determine the number to give the payer.


                                     Give the SOCIAL
For this type of account:            SECURITY
                                     number of -
------------------------------------ --------------------------
1.  An individual's account          The individual

2.  Two or more individuals          The actual owner of
    (joint account)                  the account or, if
                                     combined funds, the
                                     first individual on the
                                     account(1)

3.  Husband and wife (joint          The actual owner of
    account)                         the account or, if joint
                                     funds, either person(1)

4.  Custodian account of a           The minor(2)
    minor (Uniform Gift to Minors
    Act)

5.  Adult and minor (joint           The adult or, if the
    account)                         minor is the only
                                     contributor, the
                                     minor(1)

6.  Account in the name of           The ward, minor, or
    guardian or committee for a      incompetent person(3)
    designated ward, minor, or
    incompetent person

7. a.  A revocable savings trust     The grantor-trustee(1)
       account (in which grantor
       is also trustee)

   b. Any "trust" account that       The actual owner(1)
      is not a legal or valid trust
      under State law


                                     Give the EMPLOYER
For this type of account:            IDENTIFICATION
                                     number of -
------------------------------------ --------------------------
8.   Sole proprietorship account     The owner(4)

9.   A valid trust, estate, or       The legal entity (do
     pension trust                   not furnish the
                                     identifying number of
                                     the personal
                                     representative or
                                     trustee unless the
                                     legal entity itself is not
                                     designated in the
                                     account title)(5)

10.  Corporate account               The corporation

11.  Religious, charitable, or       The organization

12.  Partnership account held in     The partnership

13.  Association, club, or other     The organization

14.  A broker or registered          The broker or nominee

15.  Account with the Department     The public entity
     of Agriculture in the name of
     a public entity (such as a
     State or local government,
     school district, or prison) that
     receives agricultural program
     payments
------------------------------------ --------------------------

(1)  List first and circle the name of the person whose number you furnish.

(2)  Circle the minor's name and furnish the minor's social security number.

(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.

(4) Show the name of the owner. If the owner does not have an employer identification number, furnish the owner's social security number.

(5)  List first and circle the name of the legal trust, estate or pension trust.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9
                                     Page 2

Obtaining a Number
If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at an office of the Social Security Administration or the Internal Revenue Service.

To complete Substitute Form W-9, if you do not have a tax payer identification number, write "Applied For" in the space for the taxpayer identification number in Part 1, sign and date the Form, and give it to the requester. Generally, you will then have 60 days to obtain a taxpayer identification number and furnish it to the requester. If the requester does not receive your taxpayer identification number within 60 days, backup withholding, if applicable, will begin and will continue until you furnish your taxpayer identification number to the requester.

Payees Exempt from Backup Withholding Penalties
Payees specifically exempted from backup withholding on ALL payments include the following:*
     o    A corporation.
     o    A financial institution.
     o An organization exempt from tax under section 501(a), or an individual retirement plan, or a custodial account under section 403(b)(7).
     o    The United States or any agency or instrumentality thereof.
     o A State, the District of Columbia, a possession of the United States, or any political subdivision or instrumentality thereof.
     o A foreign government or a political subdivision, agency or instrumentality thereof.
     o An international organization or any agency or instrumentality thereof.
     o A registered dealer in securities or commodities registered in the United States or a possession of the United States.
     o    A real estate investment trust.
     o    A common trust fund operated by a bank under section 584(a).
     o An entity registered at all times during the tax year under the Investment Company Act of 1940.
     o    A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:
     o    Payments to nonresident aliens subject to withholding under section
          1441.
     o Payments to partnerships not engaged in a trade or business in the United States and which have at least one nonresident partner.
     o Payments of patronage dividends where the amount received is not paid in money.
----------
* Unless otherwise noted herein, all references below to section numbers or to regulations are references to the Internal Revenue Code and the regulations promulgated thereunder.
     o    Payments made by certain foreign organizations.
     o    Payments made to a nominee.

Payments of interest not generally subject to backup withholding include the following:
     o Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if (i) this interest is $600 or more, (ii) the interest is paid in the course of the payer's trade or business and (iii) you have not provided your correct taxpayer identification number to the payer.
     o Payments of tax-exempt interest (including exempt interest dividends under section 852).
     o    Payments described in section 6049(b)(5) to nonresident aliens.
     o    Payments on tax-free covenant bonds under section 1451.
     o    Payments made by certain foreign organizations.
     o    Payments made to a nominee.

Exempt payees described above should file a Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045, and 6050A.

Privacy Act Notice.- Section 6109 requires most recipients of dividends, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 31% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties
(1) Penalty for Failure to Furnish Taxpayer Identification Number.-If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) Civil Penalty for False Statements With Respect to Withholding.-If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500. (3) Criminal Penalty for Falsifying Information.-If you falsify certifications or affirmations, you are subject to criminal penalties including fines and/or imprisonment.
                           FOR ADDITIONAL INFORMATION
                       CONTACT YOUR TAX CONSULTANT OR THE
                            INTERNAL REVENUE SERVICE

                                                                     Exhibit (b)






                              Loan Agreement Dated

                                August 15, 2000,

                                     between

                                    ORIG, LLC

                                       and

                             The Bank of Louisville

                                 LOAN AGREEMENT

                           dated as of August 15, 2000

                                     between

                               BANK OF LOUISVILLE

                                  as the Lender

                                       and

                                    ORIG, LLC

                                 as the Borrower

                                  and joined by

                                  J. D. NICHOLS
                                       and
                                   BRIAN LAVIN

                                as the Guarantors

                               TABLE OF CONTENTS


SECTION I         DEFINITIONS..................................................1


SECTION II        REVOLVING CREDIT LOAN........................................5

         2.01     Amount of Revolving Credit...................................5
         2.02     Term of the Revolving Credit.................................5
         2.03     Revolving Credit Loans.......................................5
         2.04     The Revolving Credit Notes...................................8
         2.05     Interest on Revolving Credit Loans...........................8
         2.06     Minimum Principal Balance....................................9
         2.07     Notation of Disbursements and Payments.......................9
         2.08     Principal and Interest Payments..............................9
         2.09     Mandatory Prepayments........................................9
         2.10     Optional Principal Payments..................................9
         2.11     Application of Payments.....................................10
         2.12     Application of Principal Payments...........................10
         2.13     Purposes of Loans...........................................10
         2.14     Certain limitations on Revolving Credit Loan Advances.......10

SECTION III       SECURITY FOR THE LOANS......................................11

         3.01     Right of Offset.............................................11
         3.02     Security Interest in Partnership Interests..................11
         3.03     Guaranties..................................................11

SECTION IV        CONDITIONS PRECEDENT........................................11

         4.01     Conditions Precedent to the first Revolving Credit Loan.....11
         4.02     Conditions Preceding to Subsequent Revolving Credit Loans...13

SECTION V         GENERAL COVENANTS...........................................13

         5.01     Insurance...................................................13
         5.02     Taxes and Other Payment Obligations.........................15
         5.03     Financial Statements........................................15
         5.04     Financial Records...........................................16
         5.05     Properties..................................................16
         5.06     Existence and Good Standing.................................16
         5.07     Notice Requirements.........................................17
         5.08     Revolving Credit Notes and Other Borrower Documents.........17
         5.09     Compliance with Law.........................................17
         5.10     Liens.......................................................17
         5.11     Limit on Indebtedness, Guarantees, Etc......................18
         5.12     Articles of Organization and Operating Agreement............18
         5.13     Mergers, Sales, Transfers and Other Dispositions of Assets..18
         5.14     Loans.......................................................19

         5.15     No Change in Ownership......................................19
         5.16     Payment of Distributions....................................19
         5.17     ERISA Compliance............................................19
         5.18     Joinder of Subsidiaries.....................................20

SECTION VI        REPRESENTATIONS AND WARRANTIES..............................20

         6.01     Organization and Existence..................................20
         6.02     Right to Act................................................20
         6.03     No Conflicts................................................21
         6.04     Authorization...............................................21
         6.05     Enforceable Agreements......................................21
         6.06     Contingent Obligations......................................21
         6.07     Litigation..................................................21
         6.08     Financial Statements........................................21
         6.09     Compliance with Contractual Obligations, Laws and Judgments.22
         6.10     Investment Company..........................................22
         6.11     Tax Returns.................................................22
         6.12     No Undisclosed Liabilities or Guaranties....................22
         6.13     Title to Properties.........................................22
         6.14     Trademarks and Permits......................................22
         6.15     No Defaults.................................................23
         6.16     Employee Benefit Plans......................................23
         6.17     No Material Adverse Conditions..............................23
         6.18     Regulations Q and U.........................................23
         6.19     Environmental Matters.......................................23
         6.20     No Public Utility Holding Company...........................24
         6.21     No Subsidiaries.............................................24
         6.22     Disclosure..................................................24

SECTION VII       EVENTS OF DEFAULT...........................................24

         7.01     Failure to Pay..............................................24
         7.02     No Notice Required..........................................24
         7.03     Notice Required.............................................24
         7.04     Falsity of Representation or Warranty.......................25
         7.05     Judgments...................................................25
         7.06     Adverse Financial Change....................................25
         7.07     Other Obligations...........................................25
         7.08     Dissolution or Termination of Existence.....................25
         7.09     Solvency....................................................25

SECTION VIII      REMEDIES UPON DEFAULT.......................................26

         8.01     Right to Offset.............................................26
         8.02     Enforcement of Rights.......................................26
         8.03     Rights Under Security Instruments...........................27
         8.04     Cumulative Remedies.........................................27

SECTION IX        FEES AND EXPENSES...........................................27

         9.01     Transaction Expenses........................................27
         9.02     Enforcement Expenses........................................27

SECTION X         MISCELLANEOUS PROVISIONS....................................28

         10.01    Business Days...............................................28
         10.02    Term of this Agreement......................................28
         10.03    No Waivers..................................................28
         10.04    Course of Dealing...........................................28
         10.05    Certain Waivers by the Borrower and the Guarantors..........28
         10.06    Severability................................................28
         10.07    Time of the Essence.........................................28
         10.08    Benefit and Binding Effect..................................28
         10.09    Further Assurances..........................................29
         10.10    Incorporation by Reference..................................29
         10.11    Entire Agreement; No Oral Modifications.....................29
         10.12    Headings....................................................29
         10.13    Governing Law...............................................29
         10.14    Assignments.................................................29
         10.15    Multiple Counterparts.......................................29
         10.16    Notices.....................................................30
         10.17    Survival of Covenants.......................................31
         10.18.   Consent to Jurisdiction.....................................31
         10.20    JURY TRIAL WAIVER.........................................31-A
         10.21    ACKNOWLEDGMENT............................................31-A

                                 LOAN AGREEMENT
                                 --------------


This is a Loan Agreement (this "Agreement") dated as of August 15, 2000, between

        BANK OF LOUISVILLE
        a Kentucky banking corporation
        500 W. Broadway
        Louisville, Kentucky 40202                                (the "Lender")

        and

        ORIG, LLC
        a Kentucky limited liability company
        10172 Linn Station Road 200
        Louisville, Kentucky 40223
        Attn: Neil Mitchell                                     (the "Borrower")

        and joined in by

        J. D. NICHOLS
        10172 Linn Station Road 200
        Louisville, Kentucky 40223                                   ("Nichols")

        and

        BRIAN LAVIN
        10172 Linn Station Road 200
        Louisville, Kentucky 40223                                     ("Lavin")


                                    Recitals
                                    --------

     The Lender intends to provide to the Borrower, and the Borrower would like to avail itself of the Revolving Credit Loan subject to the terms and conditions of this Agreement.

        NOW, THEREFORE, the parties agree as follows:

                                    SECTION I
                                    ---------

                                   Definitions
                                   -----------

         As used in this Agreement, the following terms shall have the following meanings and the meanings assigned to them shall be equally applicable to both the singular and plural forms of the terms defined:

         "Affiliate" shall mean any Person (a) who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, a Person, or (b) five percent (5%) or more of the equity interests of whom is beneficially owned or held by such Person or a subsidiary of such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of equity interest, by contract or otherwise.

         "Borrower" shall mean ORIG, LLC, together with all existing, as well as future Subsidiaries of ORIG, LLC.

         "Borrower Documents" shall mean, collectively, this Agreement, the Revolving Credit Notes, the Pledge Agreement, the Guaranty Agreements and any and all other documents to be executed and/or delivered by the Borrower and/or the Guarantors which relate to this Agreement.

         "Business Day" shall mean any day other than a Saturday or Sunday or legal holiday on which commercial banks are authorized or required to be closed for business in the Commonwealth of Kentucky.

         "Closing Date" shall mean August 15, 2000.

         "Collateral" shall mean any and all of the property of the Borrower in which the Borrower grants the Lender a security interest.

         "CPA Firm" shall mean the Borrower's firm of certified public accountants which regularly performs accounting services for the Borrower, provided that such firm is reasonably satisfactory to the Lender in the Lender's discretion.

         "Distribution" shall mean any amount of money or other property declared or paid, or set apart for the purpose of payment of, any distribution on or in respect of any capital, income or other interest in the Borrower (including, without limitation, any "membership interest" or similar interest under any operating agreement) and/or the purchase, retirement, reacquisition or redemption of any capital, income, membership or other interest (including, without limitation, any "membership interest" or similar interest under any operating agreement) and/or any distribution by way of reduction of capital.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time. Section references to ERISA are to ERISA as in effect on the date of this Agreement and any subsequent provisions of ERISA amendatory thereof, supplemental thereto or substituted therefor.

         "Event of Default" shall mean any one of the occurrences which are Events of Default under Section VII of this Agreement.

         "GAAP" shall mean generally accepted accounting principles applied on a basis consistent with prior periods.

         "Guarantors" shall mean Nichols and Lavin.

         "Guaranty Agreements" shall mean, collectively, (a) the Guaranty Agreement dated as of August 15, 2000 among the Lender, the Borrower, and (b) the Guaranty Agreement dated as of August 15, 2000, among the Lender, the Borrower and Lavin. "Guaranty Agreement" shall mean either of the Guaranty Agreements.

         "Indebtedness" shall mean all obligations, contingent or otherwise, which, in accordance with GAAP, should be classified on the Person's balance sheet as liabilities.

         "Loan" shall mean any Revolving Credit Loan, and "Loans" shall mean all of the Revolving Credit Loans, collectively.

         "Note" shall mean any of the Revolving Credit Notes and any note or notes delivered in renewal, replacement, substitution extension or novation of any of them.

         "NTS  III"  shall  mean   NTS-Properties  III,  a  limited  partnership
organized under the laws of the State of Georgia.

         "NTS IV" shall mean NTS-Properties IV, a limited partnership organized under the laws of the Commonwealth of Kentucky.

         "NTS V" shall mean NTS-Properties V, a Maryland Limited Partnership, a limited partnership organized under the laws of the State of Maryland.

         "NTS VI" shall mean NTS-Properties VI, a Maryland Limited Partnership, a limited partnership organized under the laws of the State of Maryland.

         "NTS VII" shall mean NTS-Properties VII, Ltd., a limited partnership organized under the laws of the State of Florida.

         "NTS Plus" shall mean NTS-Properties Plus, Ltd., a limited partnership organized under the laws of the State of Florida.

         "Partnership" shall mean any of NTS III, NTS IV, NTS V, NTS VI, NTS VII, and/or NTS Plus, and "Partnerships" shall mean all of them or any combination of them.

         "Partnership Interests" shall mean all general and/or limited partnership interest or interests of the Borrower from time to time in any one or more of the Partnerships to the maximum extent permitted by law, including Florida Statutes ss. 620.102, Georgia Code Ann. ss. 14-9-101, Kentucky Revised Statutes ss. 362.401 and Maryland Code Ann. ss. 10-101, and shall include without limitation the right to profits, distributions, return of capital, partner loans or advances, and all rights to vote for, consent or otherwise approve any matter. The Partnership Interests of the Borrower on the date of this Agreement are described on Schedule 1(P) to this Agreement. Partnership Interests in one or more of the Partnerships acquired after the date of this Agreement are not described on Schedule 1(P) (although they may be described in one or more Supplements to Pledge Agreements), but such failure to be described on
Schedule 1(P) does not derogate from those interests in the Partnerships being Partnership Interests.

         "Partnership Notice and Assignment" shall mean a notice to a Partnership of the pledge of a Partnership Interest or Partnership Interests, together with the acknowledgement by the Partnership of that pledge, satisfactory in all respects to the Lender and generally in the form of Annex E
                                                                         -------
to this Agreement.

         "Prime Rate" shall mean the rate of interest announced by the Lender from time to time as its Prime Rate, as that Prime Rate may change from time to time, provided, however, the Prime Rate is not necessarily the best or lowest rate offered by the Lender to its customers.

         "Person" shall mean any individual, partnership, limited liability company, association, trust, corporation or other entity.

         "Plan" or "Plans" means, at any time, an employee pension or benefit plan which is covered by Title IV of ERISA and is either (a) maintained by the Borrower, or (b) maintained pursuant to a collective bargaining agreement or similar arrangement under which more than one employee makes contributions and to which the Borrower is making and accruing an obligation to make contributions or has within the preceding five plan years made contributions.

         "Pledge Agreement" shall mean the Pledge Agreement dated as of August 15, 2000, between the Borrower and the Lender, satisfactory to the Lender in its discretion, and substantially in the form attached hereto as Annex B, as it may be amended from time to time.

         "Request for Advance" shall mean a request, written or oral, in such form and with such information as the Lender may request or require, from the Borrower for an advance under the Revolving Credit Loan.

         "Revolving Credit" shall mean the Revolving Credit made available by the Lender to the Borrower under Section II of this Agreement.

         "Revolving Credit Notes" shall mean collectively the three promissory notes issued by the Borrower to the order of the Lender with respect to the Revolving Credit Loan in the face principal amount of Two Million Dollars ($2,000,000.00) each (for a total of Six Million Dollars ($6,000,000.00)), and substantially in the form of Annexes A-1 though A-3 attached hereto, and all notes delivered in renewal, replacement, substitution, extension or novation thereof. "Revolving Credit Note" shall mean any of the Revolving Credit Notes.

         "Subsidiary" shall mean, any Person of which the Borrower, directly or indirectly, through one or more intermediaries, owns a Majority. Without limiting the foregoing, if a Majority of any Person is owned, directly or indirectly, by a Subsidiary, such Person is, itself, a Subsidiary. "Majority" shall mean more than fifty percent (50%) of (a) the voting stock or interests (by number of votes), and/or (b) the equity in, or equity interests of, such Person.

         "Supplement to Pledge Agreement" shall have the meaning given it in the Pledge Agreement.

         "Termination Date" shall mean August 31, 2005.

          "Uniform Commercial Code" shall mean the Uniform Commercial Code as in effect from time to time in the Commonwealth of Kentucky.

         "Unmatured Default" shall mean the happening of any material breach under this Agreement, including but not limited to failure to pay any installment of principal or interest of the Revolving Credit Note when due, or a breach of the financial covenants under this Agreement, or other similar material breach the happening of which, together with the giving of any required notice or the passage of any required period of time, would constitute an Event of Default.

                                   SECTION II
                                   ----------

                              Revolving Credit Loan
                              ---------------------

         The Lender hereby establishes the Revolving Credit Loan in favor of the Borrower as follows:

         2.01  Amount of Revolving  Credit. The total principal amount available
               ----------------------------
under  the   Revolving   Credit   shall  be  Six  Million   Dollars  and  00/100
($6,000,000.00).

         2.02 Term of the Revolving Credit. The Revolving Credit is effective as
              -----------------------------
of the date of this Agreement, and shall continue in effect until the Termination Date, unless the Revolving Credit is sooner extended or terminated as provided in this Agreement. On the Termination Date, the Revolving Credit shall terminate and all Revolving Credit Loans shall mature and be payable in full.

         2.03     Revolving Credit Loans.
                  -----------------------

                  (a) The Borrower may request and the Lender may advance Revolving Credit Loans during the term of Revolving Credit. Unless sooner terminated, advances under the Revolving Credit will be available until the maturity of the Revolving Credit on the Termination Date, after which the Borrower shall not be entitled to obtain any additional advances under the Revolving Credit.

                  (b) The Lender shall have the right, at its option, in its own discretion, to terminate the Revolving Credit upon the occurrence of any Event of Default by giving notice to the Borrower of such termination. Any termination of the Revolving Credit shall not release the Borrower from its obligations under this Agreement or any of the other Borrower Documents, nor shall it terminate this Agreement or any of the other Borrower Documents. The provisions of this Agreement and the other Borrower Documents shall continue in full force and effect for the entire term of this Agreement as provided in Section 10.02.

                  (c) Subject to the terms and conditions of this Agreement, so long as the Revolving Credit remains in effect and is not terminated, and no Unmatured Default or Event of Default has occurred, the Lender agrees to make
Revolving Credit Loans as the Borrower may request from time to time in accordance with the provisions of this Agreement generally, and this Section II in particular, provided that after giving effect to any requested Revolving Credit Loan, the principal balance of all Revolving Credit Loans outstanding at any one time shall not exceed the amount of the Revolving Credit as provided in
Section 2.01. Principal borrowed under the Revolving Credit and then repaid may be reborrowed, subject to the other terms, provisions and conditions of this Agreement and the other Borrower Documents.

                  (d) The  Lender is under no duty to extend  the  period of the
Revolving Credit beyond the Termination Date. Before, at or after the termination of the Revolving Credit, the Lender may (at its discretion, with no obligation to do so) extend the term of the Revolving Credit, on a basis and with terms and conditions satisfactory to the Lender. Any such extension must be done in a writing signed by the Lender and specifically providing for an extension of the Revolving Credit in order to be binding. If any extension of the period of the Revolving Credit were to occur, the Pledge Agreement, and the other Borrower Documents would remain in effect and continue to apply to the Revolving Credit Notes, as extended (or to renewal or replacement notes for the Revolving Credit Notes, or their replacement), until those Revolving Credit Notes, as extended, renewed or replaced, have been paid in full.

                  (e) Each Revolving Credit Loan shall be subject to the following terms and conditions, in addition to any other terms and conditions provided in this Agreement:

                         (1) Each  Revolving  Credit Loan shall be in connection
with the acquisition of and payment for specific Partnership Interests, and shall be in an amount no greater than the actual, out-of-pocket costs to the Borrower to acquire those specific Partnership Interests.

                         (2) Before the Borrower enters into a binding  contract
to acquire Partnership Interests, it shall (A) advise the Lender of its desire to do so; (B) provide the Lender with such information as the Lender may desire with respect to the particular Partnership Interests to be acquired and the price that the Borrower would pay to acquire those Partnership Interests; and
(C) refrain from entering into a binding contract to acquire those Partnership Interests until and unless the Lender shall, in its discretion, have approved the aggregate cost to the Borrower of acquiring those Partnership Interests.

                         (3)  Whenever   the  Borrower   desires  to  obtain  an
Revolving Credit Loan, it shall deliver to the Lender a Request for Advance either orally or in writing, unless waived by the Lender in writing, on or before the day on which it wishes to have the advance made available, together with such other information with respect to that advance and its purpose as the Lender may request. Without limiting the foregoing, each Request for Advance shall specify the amount of the advance under the Revolving Credit Loan requested and the date on which the Borrower desires the advance to be made available.

                         (4) Together  with a Request for Advance,  the Borrower
shall deliver to the Lender (A) a Supplement to Pledge Agreement in such form and such information as the Lender may require to confirm that the Partnership Interests to be acquired with the proceeds (in whole or in part) of that Revolving Credit Loan shall become subject to the Pledge Agreement; (B) Partnership Notices and Assignments with respect to all of the Partnership Interests to be acquired with the proceeds (in whole or in part) of that Revolving Credit Loan; (C) UCC-3 Amendments to Financing Statements describing the Partnership Interests to be acquired (in whole or in part) with proceeds from the Revolving Credit Loan as additional collateral for the obligations secured by the Pledge Agreement; and (D) evidence satisfactory to the Lender that the Partnership Interests to be acquired with proceeds (in whole or in part) of that Revolving Credit Loan are or will be (upon completion of the acquisition) owned by the Borrower free from any interest, claim, lien, charge, encumbrance and/or security interest of any Person other than the Lender. Without limiting the foregoing clause (D), such evidence shall include, but not be limited to, (I) in the case of the Borrower's acquisition of Partnership Interests which, when aggregated with all previous acquisitions of Partnership Interests from the same Person, directly or indirectly, have an aggregated acquisition cost of $25,000 or greater, (a) a search or searches of such public records in the name of the Borrower as the Lender may specify, in its discretion, disclosing no lien, charge, interest, encumbrance and/or security interest in favor of any Person, other than the Lender, and (b) a search or searches of such public records in the name of the Person from whom the Borrower acquired or would acquire the Partnership Interests as the Lender may specify, in its discretion, disclosing no lien, charge, interest, encumbrance and/or security interest in favor of any Person, and (II) in all cases, delivery of any and all certificates and/or other writings evidencing and/or representing such Partnership Interests, together with an assignment in blank in form and substance satisfactory to the Lender and its counsel in their discretion.

                         (5) The  Borrower  shall not be  entitled to obtain any
Revolving Credit Loan if any Event of Default or Unmatured Default shall exist or would exist upon the making of the Revolving Credit Loan requested, even if the Lender does not elect to terminate the Revolving Credit as a result of such Event of Default or Unmatured Default.

                         (6) The  Borrower  shall not be  entitled to obtain any
Revolving Credit Loan if immediately after the advance requested were made, the aggregate of all of the Revolving Credit Loans would exceed the maximum amount permitted under Section 2.01.

                         (7) All Revolving  Credit Loans shall be made in strict
compliance with the terms and provisions of this Agreement unless the Lender elects in its discretion to waive any of those terms and conditions (which the Lender shall not be required to do). The waiver of any terms and/or conditions with respect to any one advance shall not constitute a course of dealing or a waiver of the same or any other terms or conditions with respect to any other requested advance.

                         (8) Each request by the Borrower for a Revolving Credit
Loan shall constitute the making of the following representations and warranties by the Borrower and the Guarantors to the Lender:

                                    (A)     That the  Borrower  is then,  and at
the time the advance will be made will be, entitled under this Agreement to obtain that Revolving Credit Loan; and

                                    (B)     All of the covenants,    agreements,
representations and warranties made by the Borrower and the Guarantors in this Agreement, and in the other Borrower Documents, are true, correct and complete in all material respects and have been complied with in all material respects as of such date (subject to only two changes of circumstances which (x) are fully disclosed by the Borrower to the Lender in writing, describing the changed circumstances, and (y) do not result in any violation of any condition, provision, promise and/or covenant of this Agreement, or otherwise result in an Unmatured Default or an Event of Default).

         2.04     The Revolving Credit Notes.
                  ---------------------------

                  (a) The Revolving Credit Loans shall be evidenced by and payable in accordance with the terms of the Revolving Credit Notes and on the terms of this Agreement. In the event of any disagreement between the terms of the executed Revolving Credit Notes and this Agreement, the terms of the Revolving Credit Notes shall prevail.

                  (b) The first Two Million Dollars ($2,000,000) of Revolving Credit Loans shall be allocated to and evidenced by Revolving Credit Note A. The principal balance of Revolving Credit Loans will be credited against and evidenced by Revolving Credit Note B if, but only if, and only to the extent the aggregate principal balance of all Revolving Credit Loans outstanding at one time exceeds Two Million Dollars ($2,000,000), but is less than Four Million Dollars ($4,000,000). The outstanding principal balance of Revolving Credit Loans shall be credited against and evidenced by Revolving Credit Note C if, but only if, and only to the extent the aggregate principal balance of all Revolving Credit Loans outstanding at one time equals or exceeds Four Million Dollars ($4,000,000). Accordingly, the first Two Million Dollars ($2,000,000), or portion thereof, of Revolving Credit Loans outstanding at any one time shall be credited against and evidenced by Revolving Credit Note A; at such time as the outstanding principal balance of the Revolving Credit Loans is greater than Two Million Dollars ($2,000,000), but less than Four Million Dollars ($4,000,000), Revolving Credit Loans made at such time shall be credited against and evidenced by Revolving Credit Note B; and at such time as the outstanding principal balance of all Revolving Credit Loans outstanding at one time equals or exceeds Four Million Dollars ($4,000,000), Revolving Credit Loans made at such time shall be credited against and evidenced by Revolving Credit Note C.

         2.05     Interest on Revolving Credit Loans.
                  -----------------------------------

                  (a) The principal balance of the Revolving Credit Loans outstanding from time to time shall bear interest from the date of the Revolving Credit Notes until all principal and interest on the Revolving Credit Loans shall have been paid in full.

                  (b) The outstanding principal balance of Revolving Credit Loans from time to time evidenced by Revolving Credit Note A shall bear interest at an annual rate equal to one quarter percent (1/4%), plus the Prime Rate as that Prime Rate may change from time to time.

The outstanding principal balance of Revolving Credit Loans from time to time evidenced by Revolving Credit Note B shall bear interest at an annual rate equal to one-half percent (1/2%), plus the Prime Rate as that Prime Rate may change from time to time. The outstanding principal balance of Revolving Credit Loans from time to time evidenced by Revolving Credit Note C shall bear interest at an annual rate equal to one percent (1%), plus the Prime Rate as that Prime Rate may change from time to time.

                  (c) All interest on the Revolving Credit Loan shall be calculated on the basis of the actual number of days elapsed over an assumed year of three-hundred sixty days (360).

         2.06 Minimum Principal Balance. If, for any reason, after the making of
              --------------------------
the first Revolving Credit Loan the principal balance of the Revolving Credit Notes is reduced below one thousand dollars ($1,000.00), then, at the option of the Lender the Revolving Credit may be terminated by the Lender without necessity of notice to the Borrower.

         2.07  Notation of  Disbursements  and Payments.  Disbursements  of, and
               -----------------------------------------
payments of principal with respect to, Revolving Credit Loans shall be evidenced by notations by the Lender on its electronic data processing equipment, showing the date and amount of each advance and each payment of principal. The principal amount outstanding under the Revolving Credit Notes from time to time shall also be recorded by the Lender on that electronic data processing equipment. The aggregate amount of all disbursements of Revolving Credit Loans made and shown on the Lender's electronic data processing equipment, over all of the payments of principal made by the Borrower and recorded on the Lender's electronic data processing equipment, shall be prima facie evidence of the outstanding principal balance due under the Revolving Credit Notes.

         2.08 Principal and Interest Payments.  Commencing on September 1, 2000,
              --------------------------------
and continuing on the first (1st) day of each calendar month occurring through and including August 1, 2005, the Borrower shall pay to the Lender all accrued and unpaid interest on the Revolving Credit Loans. On the Termination Date, the Borrower shall pay to the Lender all of the outstanding principal balance of, and all accrued but unpaid interest on, the Revolving Credit Loans.

         2.09  Mandatory  Prepayments.  If  the  Borrower  sells,  transfers  or
               -----------------------
otherwise disposes of any of the Partnership Interests, then the Borrower shall make a prepayment of the Revolving Credit Loans in an amount calculated in accordance with this Section. The amount of the prepayment shall be not less than the amount of proceeds of the Revolving Credit Loan or Loans which the Borrower received and applied (in whole or in part) towards the acquisition of the Partnership Interest or Partnership Interests sold, transferred, or otherwise disposed of. Mandatory prepayments under this Section shall be applied in accordance with Section 2.10 of this Agreement.

         2.10     Optional  Principal  Payments.  The Borrower may make optional
                  ------------------------------
prepayments of principal of the Revolving Credit Loan from time to time. Each prepayment shall be accompanied by written statement that it is in prepayment of the Revolving Credit Loan.

         2.11  Application  of Payments.  The Lender shall apply all payments of
               -------------------------
Revolving Credit Loans received when no Event of Default has occurred and is continuing first to any late fees or other charges, then to accrued but unpaid interest, and then to principal. The Lender may apply all payments of Revolving Credit Loans received after an Event of Default has occurred and is continuing among late fees and other charges, interest and principal as the Lender may determine, in its discretion.

         2.12 Application of Principal Payments.  Unless otherwise agreed by the
              ----------------------------------
Lender and the Borrower in writing, all payments of principal, whether mandatory or optional, received by the Lender when no Event of Default has occurred and is continuing shall be applied first to the principal of Revolving Credit Loans evidenced by Revolving Credit Note C until all of the Revolving Credit Loans evidenced thereby shall have been paid in full, then to the principal of Revolving Credit Loans evidenced by Revolving Credit Note B, until all of the Revolving Credit Loans evidenced thereby shall have been paid in full, then to the principal of Revolving Credit Loans evidenced by Revolving Credit Note A. All payments of principal on Revolving Credit Loans, whether mandatory or optional, received by the Lender after an Event of Default has occurred and is continuing may be applied by the Lender among Revolving Credit Notes A, B and C as the Lender may determine, in its discretion.

         2.13 Purposes of Loans. The Borrower shall use the proceeds of all Loan
              ------------------
solely to acquire Partnership Interests, provided, that, the Borrower may not apply any proceeds from any Revolving Credit Loan to the purchase of any Partnership Interests unless the Borrower shall first have advised the Lender of the specific Partnership Interests that the Borrower intends to acquire with the proceeds of that Revolving Credit Loan, and the Lender shall, in its discretion, have approved the purchase price of those Partnership Interests.

         2.14     Certain limitations on Revolving Credit Loan Advances.
                  ------------------------------------------------------
Without limiting Section 2.13,

                  (a) the Borrower may not use any proceeds of any Revolving Credit Loan to acquire any Partnership Interest or Partnership Interests from
(1) any Affiliate of the Borrower, (2) either Guarantor, and/or (3) any member of the family of either of the Guarantors (for purposes of this provision, "family" means (A) mother or father of the subject Person, (B) any brother or sister (or brother-in-law or sister-in-law) of such mother or father, (C) any son or daughter (or son-in-law or daughter-in-law) of any such brother or sister of such mother or father, and (D) any son or daughter (or son-in-law or daughter-in-law) and/or grandson or granddaughter (and/or grandson-in-law or granddaughter-in-law) of such Person).

                    (b) the Borrower shall not use the proceeds of any Revolving Credit Loan to pay any interest that has accrued on the Revolving Credit Loans.

                                   SECTION III
                                   -----------

                             Security for the Loans
                             ----------------------

         The Revolving Credit Notes and the Revolving Credit Loans evidenced thereby, as well as all of the Borrower's obligations under all of the Borrower Documents are and shall be secured by and entitled to the benefits of all of the following:

         3.01     Right of Offset.  The right of offset provided in Section VIII
                  ----------------
of this Agreement.

         3.02     Security Interest in Partnership Interests.   A first priority
                  -------------------------------------------
perfected security interest in the Partnership Interests pursuant to the Pledge Agreement.

         3.03     Guaranties.   The guaranties of the Guarantors pursuant to the
                  -----------
Guaranty Agreements.

                                   SECTION IV
                                   ----------

                              Conditions Precedent
                              --------------------

         4.01  Conditions  Precedent to the first  Revolving  Credit  Loan.  The
               ------------------------------------------------------------
Lender's obligation to provide the Borrower with the Revolving Credit and the first Revolving Credit Loan shall be conditioned upon the fulfillment of all the following conditions in form and substance, and in appropriate cases through documents, in each case satisfactory to the Lender and its counsel in their discretion:

                  (a) Resolutions.  The Borrower shall have furnished the Lender
                      ------------
with certified copies of appropriate resolutions of the Borrower (1) authorizing the execution of the following documents: this Agreement, the Revolving Credit Notes, the Pledge Agreement, financing statements and any other documents, instruments and agreements referred to herein which are required to be executed and/or delivered by the Borrower and (2) authorizing consummation of the transactions contemplated by, and performance of this Agreement.

                  (b)   Articles of Organization and Operating  Agreement.   The
                        --------------------------------------------------
Borrower shall have furnished the Lender with a copy of the Borrower's Articles of Organization and Operating Agreement and all amendments to each.

                  (c)  Certificates  of  Existence.   The  Borrower  shall  have
                       ----------------------------
furnished the Lender with a certificate of existence of recent date issued by the Secretary of State of the Commonwealth of Kentucky, certifying that it is duly organized and validly existing under the laws of the Commonwealth of Kentucky. The Borrower shall also have furnished the Lender with certificates of existence with respect to the Partnerships from appropriate offices in Georgia, Kentucky, Maryland and Florida.

                  (d) Opinion of Counsel for the  Borrower  and the  Guarantors.
                      ----------------------------------------------------------
The Borrower and the Guarantors shall have furnished the Lender, at the Borrower's expense, with the legal opinion of Greenebaum, Doll & McDonald PLLC, as counsel for the Borrower, addressed to the Lender, dated the date of this Agreement, addressing the matters set forth in Annex C, and otherwise satisfactory to the Lender and its counsel.

                  (e)  Certificates of Incumbency of the Borrower.  The Borrower
                       -------------------------------------------
shall have furnished the Lender with a certificate of its secretary certifying the names of the officers of the Borrower authorized to sign the Borrower Documents, together with the true signatures of such officers.

                  (f) Executed Documents.  The Borrower shall have duly executed
                      -------------------
and shall have delivered to the Lender each of the following documents in subparagraphs (1) through (5), and the Guarantors shall have executed and delivered to the Lender the documents set forth in paragraphs (1) and (4) below:

                           (1)      this Agreement;

                           (2)      the three Revolving Credit Notes;

                           (3)      the Pledge Agreement;

                           (4)      the Guaranty Agreements; and

                           (5)      such  UCC-1  financing  statements  or other
documents for filing with public officials with respect to the Pledge Agreement as the Lender may request.

                  (g)  Partnership  Notices and  Acknowledgements.  The Borrower
                       -------------------------------------------
shall have caused each Partnership to have countersigned and delivered to the Lender Partnership Notices and Acknowledgements with respect to each, every and all of the Partnership Interests described on Schedule 1(P) to this Agreement.

                  (h)   Representations   and   Warranties.   Each   and   every
                        -----------------------------------
representation and warranty made by or on behalf of the Borrower at the time of or after the execution of this Agreement relating to the Borrower Documents or the transactions contemplated thereby shall be true, complete and correct in all material respects on and as of the date such Loan is to be made.

                  (i)  No  Defaults.  There shall exist  no Event  of Default or
                       -------------
Unmatured  Default  which has not been cured to the Lender's satisfaction.

                  (j)  No Change in the  Borrower's Condition.  There shall have
                       ---------------------------------------
been no material adverse change in the condition, financial or otherwise of the Borrower from that existing on the date of the financial statements described in
Section 6.08 of this Agreement.

                  (k)  Recordings  and Filings.  The Lender shall have  received
                       ------------------------
evidence satisfactory to it that all financing statements or other instruments, as the Lender may reasonably request, have been executed and delivered by the Borrower and filed or recorded in such public offices as the Lender may request to perfect and maintain the perfection of the security interests which secure the Loan, and to release any security interests, financing statements and/or other liens or encumbrances on any of the Collateral other than such interests, liens or encumbrances in favor of the Lender.

                  (l) Counsel  Fees.  The Borrower  shall have paid the Lender's
                      -------------
counsel fees and expenses in accordance with Section 9.01 of this Agreement.

                  (m)  Results  of Records  Searches.  The  Borrower  shall have
                       ------------------------------
delivered to the Lender results of searches of the records of such public offices as the Lender may require with respect to liens, encumbrances or other interests with respect to all existing Partnership Interests, disclosing no liens, encumbrances or interests with respect to all existing Partnership Interests other than those in favor of the Lender.

                  (n) Evidence of Ownership.  The Borrower  shall have delivered
                      ----------------------
to the Lender evidence satisfactory to the Lender of the Borrower's ownership of the Partnership Interests described on Schedule 1(P) to this Agreement. Without limiting the generality of the preceding sentence, the Borrower shall have delivered to the Lender any and all certificates and/or other writings evidencing and/or representing those Partnership Interests, together with assignments in blank in form and substance satisfactory to the Lender and its counsel in their discretion.

                  (o)  Compliance  with Section  2.03.  The Borrower  shall have
                       -------------------------------
complied with Section 2.03 of this Agreement in all respects regarding such Revolving Credit Loan.

         4.02 Conditions  Preceding to Subsequent  Revolving  Credit Loans.  The
              -------------------------------------------------------------
Lender's obligation to provide the Borrower with Revolving Credit Loans after the first Revolving Credit Loan shall be conditioned upon the fulfillment of the conditions in Sections 4.01(g) with respect to the Partnership Interests being acquired, in whole or in part with the proceeds of such Revolving Credit Loan or Loans, and upon fulfillment of the conditions in Sections 4.01 (h), (i), (j),
(k), (n) and (o) with respect to such Revolving Credit Loans.

                                    SECTION V
                                    ---------

                                General Covenants
                                -----------------

         During the term of this Agreement, the Borrower shall comply with all of the following provisions:

         5.01     Insurance.  The Borrower shall maintain insurance as follows:
                  ----------

                  (a)  Liability  Insurance.  The  Borrower  at its own cost and
                       ---------------------
expense, shall procure, maintain and carry in full force and effect general liability, public liability, workers' compensation liability, environmental hazard liability and property damage insurance with respect to the actions and operations of the Borrower to such extent, in such amounts and with such deductibles as are carried by prudent businesses similarly situated, but in any event not less than the amounts of coverage per person and per occurrence, and with the deductibles, as are provided in the Borrower's insurance in effect on the date of this Agreement. Without limiting the foregoing, such insurance shall insure against any liability for loss, injury, damage or claims caused by or arising out of or in connection with the operation of the Borrower's business including injury to or death of the Borrower's employees, agents or any other persons and damage to or destruction of public or private property.

                  (b) Physical  Damage  Insurance.  The Borrower at its own cost
                      ----------------------------
and expense, shall insure all of its insurable properties to such extent, against such hazards (including, without limitation, environmental hazards), in the amount of coverage and with such deductibles as are carried by prudent businesses similarly situated, but in any event insuring against such hazards and with such coverages and deductibles as are provided in the Borrower's insurance in effect on the date of this Agreement, and in any event in amounts of coverage not less than the insurable value of the property insured. Without limiting the foregoing, such insurance shall name the Lender as an additional insured and shall provide for payment of the proceeds thereof to the Borrower and to the Lender as their interests may appear.

                  (c)      General Insurance Requirements.
                           ------------------------------

                         (1) All  insurance  which the  Borrower  is required to
maintain shall be satisfactory to the Lender in form, amount and insurer. Such insurance shall provide that any loss thereunder shall be payable notwithstanding any action, inaction, breach of warranty or condition, breach of declarations, misrepresentation or negligence of the Borrower. Each policy shall contain an agreement by the insurer that, notwithstanding lapse of a policy for any reason, or right of cancellation by the insurer or any cancellation by the Borrower such policy shall continue in full force for the benefit of the Lender for at least thirty (30) days after written notice thereof to the Lender and the Borrower, and no alteration in any such policy shall be made except upon thirty
(30) days written notice of such proposed alteration to the Lender and the Borrower and written approval by the Lender. At or before the making of the first Loan, the Borrower shall provide the Lender with certificates evidencing its due compliance with the requirements of this Section.

                         (2)  Prior  to the  expiration  date of any  policy  of
insurance maintained pursuant to this Agreement, the Borrower shall provide the Lender with a certificate of insurance evidencing the acquisition of a new policy, or an extension or renewal of an existing policy, evidencing the Borrower's due compliance with this Section.

                         (3) If the  Borrower  fails to  acquire  any  policy of
insurance required to be maintained pursuant to this Section, or fails to renew or replace any such policy at least ten (10) days prior to the expiration thereof, or fails to keep any such policy in full force and effect, the Lender shall have the option (but not the obligation) to pay the premiums on any such policy of insurance or to take out new insurance in amount, type, coverage and terms satisfactory to the Lender, after first notifying the Borrower of the Lender's intent to pay it. Any amounts paid therefor by the Lender shall be immediately due and payable to the Lender by the Borrower upon demand. No exercise by the Lender of such option shall in any way affect the provisions of this Agreement, including the provision that failure by the Borrower to maintain the prescribed insurance shall constitute an Event of Default.

         5.02    Taxes and Other Payment Obligations.
                 ------------------------------------

                  (a) The Borrower shall pay and discharge, or cause to be paid and discharged, before any of them become in arrears, all taxes, assessments, governmental charges, levies, and claims for labor, materials or supplies which if unpaid might become a lien or charge upon any of their property, and all of their other debts, obligations and liabilities.

                  (b) The Borrower may refrain from paying any amount it would be required to pay pursuant to subparagraph (a) of this Section 5.02 if the validity or amount thereof is being contested in good faith by appropriate proceedings timely instituted which shall operate to prevent the collection or enforcement of the obligation contested, provided that if the Borrower is engaged in such a contest, it shall have set aside on its books appropriate reserves with respect thereto. If the validity or amount of any such obligations in excess of One Hundred Thousand Dollars ($100,000.00) shall be contested pursuant to the provisions of this subparagraph, the Borrower shall notify the Lender immediately upon the institution of the proceedings contesting the obligation.

         5.03    Financial Statements. The Borrower shall deliver to the Lender:
                 ---------------------

                  (a) Annual  Statements of the Borrower.  As soon as available,
                      -----------------------------------
and in any event within one hundred twenty (120) days after the end of each fiscal year, the Borrower shall furnish to the Lender an audited balance sheet, income statement, statement of cash flows, for such fiscal year, prepared by the Borrower or the CPA Firm. Together with such annual financial statements, if the CPA Firm prepared the annual financial statements, the Borrower shall furnish the Lender with the CPA Firm's statement that the CPA Firm has reviewed the provisions of this Agreement and nothing has come to the CPA Firm's attention to cause it to believe that any Event of Default or Unmatured Default exists as of the date of the statement, or, if such is not the case, specifying such Event of Default or Unmatured Default and the nature thereof, and the action the Borrower has taken or will take to correct it.

                  (b) Annual  Statements of the Guarantors.  On or before June 1
                      -------------------------------------
of each year, each Guarantor shall provide their financial statements to the Lender as at the preceding December 31, in such form, with such detail and of such scope as the Lender may determine in its discretion.

                  (c)      Additional Financial Information.  The Borrower shall
                           --------------------------------
deliver to the Lender:


                         (1)  Promptly  upon  receipt   thereof,   all  detailed
reports, management letters and the like, if any (excluding working drafts), submitted to the Borrower by the CPA Firm if the CPA Firm audited the books of the Borrower.

                         (2) Within thirty (30) days after the respective  dates
of filing the corporate federal income tax returns of the Borrower for each year, a written statement signed by the CPA Firm that the firm has prepared or reviewed the federal income tax returns of the Borrower for such year and in the firm's opinion the provisions for federal taxes based on the income of the Borrower, as recorded in the accounts, represents an adequate estimate of the liability of the Borrower for federal taxes based on income.

                         (3) Promptly upon their becoming  available,  copies of
all financial statements, reports, notices of meetings and proxy statements which the Borrower shall send to its members.

                         (4) Within thirty (30) days after the filing thereof in
the office of the Secretary of State of the Commonwealth of Kentucky, certified copies of all amendments to the Borrower's Articles of Organization and Operating Agreement.

                         (5) Such  additional  information  with  respect to the
Borrower's financial condition (including, without limitation, information regarding the Collateral) as may be reasonably requested by the Lender from time to time.

                  (e) All financial statements required under this Agreement shall be prepared on a consolidated and consolidating basis (regardless whether permitted or required under GAAP) for the Borrower and any Subsidiary which the Borrower acquires or forms at any time.

         5.04 Financial  Records.  The Borrower shall maintain a standard modern
              -------------------
system of accounting in which full, true and correct entries shall be made of all dealings or transactions in relation to its business and affairs in accordance with GAAP applied on a basis consistent with prior years and, without limitation, making appropriate accruals for estimated contingent losses and liabilities.

         5.05 Properties. The Borrower shall maintain its plants and other fixed
              -----------
assets in good condition, subject only to normal wear and tear, and make all necessary and proper repairs, renewals and replacements. The Borrower shall comply with all material leases and other material agreements in order to prevent loss or forfeiture, unless compliance is being contested in good faith by appropriate proceedings timely instituted which shall operate to prevent enforcement of the loss or forfeiture. The Lender shall have the right to inspect the Borrower's plants and other fixed assets at all reasonable times, and from time to time.

         5.06  Existence  and Good  Standing.  The Borrower  shall  preserve its
               ------------------------------
existences in good standing and shall be and remain qualified to do business and in good standing in all states and countries in which failure to so qualify would have a material adverse effect upon the Borrower.

         5.07     Notice Requirements.
                  --------------------

                  (a) Default. The Borrower shall cause its chief officer, or in
                      --------
his absence an officer of the Borrower designated by it, to notify the Lender in writing within three (3) Business Days, after the Borrower, or any of the Borrower's members or officers, has notice of any Event of Default or Unmatured Default or has notice that any representation or warranty made in this Agreement, or in any related document or instrument, for any reason was not true and complete and not misleading in any material respect when made. Such notice shall specify the nature of such Event of Default or Unmatured Default and the action the Borrower has taken or will take to correct it.

                  (b) Material  Litigation.  The Borrower  promptly shall notify
                      ---------------------
the Lender in writing of the institution or existence of any litigation or administrative proceeding to which the Borrower may be or become a party which might involve any material risk of any judgment or liability which (1) would be in excess of One Hundred Thousand Dollars ($100,000.00), or (2) would otherwise result in any material adverse change in the Borrower's business, assets or condition, financial or otherwise.

                  (c) Other Information.  From time to time, upon request by the
                      ------------------
Lender, the Borrower shall furnish to the Lender such information regarding the Borrower's business, assets and condition, financial or otherwise, as the Lender may reasonably request. The Lender shall have the right during reasonable business hours to examine all of the Borrower's business and financial books and records and to make notes and abstracts therefrom, to make an independent examination of the Borrower's books and records for the purpose of verifying the accuracy of reports delivered by the Borrower and ascertaining compliance with this Agreement.

         5.08 Revolving Credit Notes and Other Borrower Documents.  The Borrower
              ----------------------------------------------------
shall pay the Revolving Credit Notes in accordance with their respective terms, and the Borrower shall comply with the provisions of the other Borrower Documents.

         5.09  Compliance  with Law. The  Borrower  shall comply in all material
               ---------------------
respects with (a) all valid and applicable statutes, rules and regulations of the United States of America, of the States thereof and their counties, municipalities and other subdivisions and of any other jurisdiction applicable to the Borrower, including, but not limited to all applicable state and federal environmental laws and ERISA; (b) the valid and applicable orders, judgments and decrees of all courts or administrative agencies with jurisdiction over the Borrower; or its business; and (c) the applicable provisions of licenses issued to the Borrower except where compliance therewith shall be currently contested in good faith by appropriate proceedings, timely instituted, which shall operate to stay any order with respect to such non-compliance.

         5.10 Liens.  Except for security  interests  previously  granted by the
              ------
Borrower to the Lender contemporaneously with the execution of this Agreement (including, without limitation, those permitted in Section 5.02(b) and those disclosed in Section 6.13 of this Agreement), and except for liens permitted in this Agreement, the Borrower shall not (a) create or incur or suffer to be created or incurred or to exist any encumbrance, mortgage, pledge, lien, charge, restriction or other security interest of any kind upon any of the Collateral, whether owned or held on the date of this Agreement or acquired thereafter, or upon the proceeds therefrom, or (b) transfer any Collateral or the proceeds therefrom for the purpose of subjecting the same to payment of indebtedness or performance of any other obligation except payments made in accordance with Section 5.02 of this Agreement or payments made to the Lender in accordance with the terms and provisions of this Agreement, or (c) acquire, or agree or have an option to acquire, any Collateral upon conditional sale or other title retention or purchase money security agreement, device or arrangement, or (d) sell or transfer, assign, or pledge any Collateral, with or without recourse. The Borrower may incur or create, or suffer to be incurred or created or to exist, the following liens without violating the provisions of this Section 5.10:

                  (1) Statutory liens to secure claims for labor, material or supplies to the extent that payment thereof shall not at the time be required to be made in accordance with Section 5.02 of this Agreement.

                  (2) Deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance, old age pensions or other social security, or in connection with contests, to the extent that payment thereof shall not at that time be required to be made in accordance with
Section 5.02 of this Agreement.

                  (3) Statutory liens for taxes or assessments or governmental charges or levies if payment shall not at the time be required to be made in accordance with Section 5.02 of this Agreement.

                  (4) Statutory liens (and contractual liens that provide to the secured party no greater rights than equivalent statutory liens) to secure payment of rent or lease payments with respect to leases of real property to the extent that such payments shall not at the time be required to be made in accordance with Section 5.02 of this Agreement.

         5.11 Limit on Indebtedness, Guarantees, Etc. The Borrower shall not, in
              ---------------------------------------
the absence of prior written consent from the Lender, incur, assume, guarantee, or otherwise be or become liable in respect of any Indebtedness except for those matters described in Schedule 6.12 to this Agreement, if after giving pro forma effect to the Indebtedness, the Indebtedness would result in an Unmatured Default or an Event of Default.

         5.12  Articles of  Organization  and Operating  Agreement.  Without the
               ----------------------------------------------------
Lender's prior written consent, which shall not be withheld or delayed unreasonably, the Borrower shall not make any changes in or amendments to its Articles of Organization or Operating Agreement.

         5.13     Mergers,  Sales,  Transfers and Other Dispositions of Assets.
                  -------------------------------------------------------------
Without the Lender's prior written consent, which shall not be withheld unreasonably, the Borrower shall not:

                  (a) Be a party to any consolidation, reorganization (including without limitation those types referred to in Section 368 of the United States Internal Revenue Code of 1986, as amended), "stock-swap" or merger;

                  (b) Sell or otherwise transfer any material part of either its tangible or intangible assets (except for assets that are worn out or no longer used or useful in the Borrower's business), provided that Lender shall not withhold its consent if Borrower demonstrates to the satisfaction of the Lender, pursuant to pro forma financial statements and other relevant information based on assumptions acceptable to the Lender that after giving effect to the proposed sale or transfer no Event of Default or Unmatured Event of Default shall exist under this Agreement;

                  (c) Purchase all or a substantial part of the capital stock or assets of any corporation or other business enterprise;

                  (d)      Effect any change in its capital structure; or

                  (e) Liquidate or dissolve or take any corporate action with a view toward liquidation or dissolution.

         5.14 Loans.  The Borrower  shall not make any loan or advance any funds
              ------
whatsoever to any business, entity, party or individual, except advances not to exceed Five Hundred Thousand Dollars ($500,000.00), in the aggregate at any one time outstanding.

         5.15 No  Change  in  Ownership.  The  Borrower  shall  not  permit  the
              --------------------------
ownership interest of the Guarantors (and/or any Person who becomes an owner of an interest in the Borrower upon the death of one of the Guarantors through bequest or devise) to be reduced to less than one hundred percent (100%) of the outstanding membership interests of the Borrower.

         5.16 Payment of  Distributions.  In any fiscal year, the Borrower shall
              --------------------------
not pay out any Distributions in excess of the Borrower's Net Income for that fiscal year and in no event shall the Borrower pay out any Distribution while any Unmatured Default or Event of Default is in existence.

         5.17     ERISA Compliance.
                  -----------------

                  (a)  Relationship  of Vested  Benefits to Pension Plan Assets.
                       ---------------------------------------------------------
The Borrower will at all times maintain the qualified status of its Plans. The Borrower will not at any time terminate any Plan unless on the date of such termination the present value of all employee benefits vested under such Plan does not exceed the present value of the assets allocable to such vested benefits.

                  (b) Valuations.  All assumptions and methods used to determine
                      -----------
the actuarial valuation of vested employee benefits under Plans at any time maintained by the Borrower and the present value of assets of such Plans shall be reasonable in the good faith judgment of the Borrower and shall comply with all requirements of law in all material respects.

                  (c) Prohibited Actions.   Neither the Borrower nor any Plan at
                      -------------------
any time maintained by the Borrower will:

                         (1) engage in any  "prohibited  transactions"  (as such
term is defined in Section 406 or Section 2003(a) of ERISA);

                         (2) incur any "accumulated funding deficiency" (as such
term is defined in Section 302 of ERISA) whether or not waived; or

                         (3)  terminate  any such Plan in a manner  which  could
result in the  imposition of a Lien on the property of the Borrower  pursuant to
Section 4006 of ERISA.

         5.18 Joinder of  Subsidiaries.  If the Borrower creates or acquires any
              -------------------------
Subsidiary, the Borrower shall cause such subsidiary to execute and deliver to the Lender an agreement (a "Joinder Agreement") substantially in the form attached as Annex D pursuant to which such Subsidiary shall join as a Borrower hereunder and under each document to which the Borrower is named as a party. The Borrower shall cause the Joinder Agreement to be delivered to the Lender within five (5) Business Days after the date of the filing of such Subsidiary's articles of incorporation if the Subsidiary is a corporation, the date of the filing of its certificate of limited partnership if it is a limited partnership, or the date of its organization if it is an entity other than a corporation or a limited partnership.

                                   SECTION VI
                                   ----------

                         Representations and Warranties
                         ------------------------------

         To induce the Lender to enter into this Agreement and the Lender to make the Revolving Credit Loan, the Borrower and the Guarantors represent and warrant to the Lender as follows, (which warranties and representations shall be deemed to be remade and restated in full (subject only to changes of circumstances which (1) are fully disclosed by the Borrower to the Lender in writing, describing the changed circumstances, and (2) do not result in any violation of any condition, provision, promise and/or covenant of this Agreement, or otherwise result in an Unmatured Default or an Event of Default) whenever an advance under the Revolving Credit Loan is requested by the Borrower):

         6.01  Organization and Existence.  The Borrower is a limited  liability
               ---------------------------
company duly organized, validly existing, and in good standing under the laws of the Commonwealth of Kentucky. The Borrower has all necessary power and authority to carry on its business conducted on the date of this Agreement. The Borrower is qualified to do business as a foreign limited partnership, and is in good standing, in all states and in all foreign countries in which it owns any property or carries on substantial activities or is otherwise required to be so qualified, and is duly authorized, qualified and licensed under all laws, regulations, ordinances or orders of public authorities to carry on its business in the places and in the manner conducted on the date of this Agreement.

         6.02 Right to Act. No  registration  with or consent or approval of any
              -------------
governmental agency of any kind is required for the execution, delivery, performance and enforceability of the Borrower Documents. The Borrower has full power and authority, corporate and otherwise, to execute, deliver and perform the Borrower Documents.

         6.03 No Conflicts.  The Borrower's execution,  delivery and performance
              -------------
of the Borrower Documents do not, and will not, (a) violate any existing provision Articles of Organization or Operating Agreement of the Borrower or any law, rule, regulation, or judgment, order or decree applicable to the Borrower or (b) otherwise constitute a default, or result in the imposition of any lien under (1) any material existing contract or other obligation binding upon the Borrower or its property, with or without the passage of time or the giving of notice or both; (2) any law, rule or regulation applicable to the Borrower or its business; or (3) any judgment, order or decree of any court or administrative agency applicable to the Borrower or its business.

         6.04  Authorization.  The  execution,  delivery and  performance by the
               --------------
Borrower of the Borrower Documents has been duly authorized, and the Borrower Documents have been duly executed and delivered.

         6.05  Enforceable  Agreements.  This  Agreement and the other  Borrower
               ------------------------
Documents are legally valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or limiting creditors rights or equitable principals generally.

         6.06  Contingent  Obligations.  The Borrower does not have any material
               ------------------------
contingent obligations, material liabilities for taxes, material long-term leases or unusual material forward or long-term commitments, which have not been disclosed to the Lender.

         6.07  Litigation.  Except for those matters  described in the financial
               -----------
statements referenced in Section 6.08 of this Agreement or otherwise disclosed in writing by the Borrower to Lender, there is no litigation, at law or in equity, or any proceeding before any federal, state or municipal court, board or other governmental or administrative agency pending, or to the knowledge of the Borrower, threatened which is likely to involve any material judgment or liability against the Borrower or which might otherwise result in any material adverse change in the Borrower's business, assets or condition, financial or otherwise. No judgment, decree or order of any federal, state or municipal court, board or other governmental or administrative agency has been issued against the Borrower or any of its assets which has, or will likely have, a material adverse effect on the Borrower's business, assets or condition, financial or otherwise.

         6.08 Financial  Statements.  The Borrower's  financial statements dated
              ----------------------
April 30, 2000, have been furnished to the Lender. Those financial statements are true and complete in all material respects, have been prepared in accordance with GAAP, do not omit reference to any material contingent liabilities of any kind not otherwise disclosed by Borrower to the Lender in writing, and fairly present the financial condition of the Borrower as of the date of those financial statements. Nichols' financial statements dated December 31, 1999, and Lavin's financial statements dated March 31, 2000, have been furnished to the Lender. Those financial statements are true and complete in all material respects, do not omit reference to any material contingent liabilities of any kind not otherwise disclosed by Borrower to the Lender in writing and fairly present the financial condition of the Nichols and Lavin, respectively, as of the date of the financial statements.

         6.09     Compliance with Contractual Obligations, Laws and Judgments.
                  ------------------------------------------------------------

                  (a) The Borrower is not in default in the payment, performance, observance or fulfillment of any of the material obligations, covenants or conditions contained in any lease, indenture, mortgage, deed of trust, promissory note, agreement or undertaking to which it is a party or by which its assets are bound.

                  (b) The Borrower has not violated any applicable statute, regulation or ordinance of the United States of America or of any state, municipality or any other subdivision, jurisdiction or agency thereof, in any respect materially and adversely affecting the Borrower's business, property, assets, operations or conditions, financial or otherwise.

                  (c) The Borrower is not in default with respect to any judgment, order, writ, injunction, decree or demand of any court, arbitrator or governmental agency or body.

          6.10 Investment Company.  The Borrower is not an "investment  company"
               -------------------
or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

         6.11 Tax  Returns.  The  Borrower  has filed all tax returns  which are
              -------------
required to be filed and has paid, or made adequate provision for the payment of, all taxes which have or may become due pursuant to such returns or pursuant to assessments received. The Borrower knows of no material additional assessments for which adequate reserves have not been established, and the Borrower has made adequate provision for all current taxes.

         6.12 No Undisclosed  Liabilities  or Guaranties.  The Borrower does not
              -------------------------------------------
have any material liabilities, direct or contingent, except as disclosed or referred to in the financial statements referred to in Section 5.03 of this Agreement or otherwise disclosed to Lender in writing or incurred by Borrower after such date and not prohibited by the express terms of this Agreement, nor has the Borrower guaranteed, or otherwise become responsible for, the material obligations of any person, firm or corporation, other than as set out on
Schedule 10.12 of this Agreement or otherwise not in contravention of any of the Borrower Documents.

         6.13 Title to Properties. The Borrower has good and marketable title to
              --------------------
all of its property and assets of all character, free and clear of all mortgages, liens, interests, and encumbrances except (a) encumbrances granted to the Lender, (b) minor irregularities in title which do not materially interfere with the use and enjoyment by the Borrower of such properties and assets in the normal course of business as presently conducted, or materially impair the value thereof for such business, (c) those encumbrances described on Schedule 6.13 to this Agreement, and (d) any other encumbrances permitted under the express terms of the Borrower Documents.

         6.14 Trademarks and Permits.  The Borrower possesses adequate licenses,
              -----------------------
patents, copyrights, trademarks and trade names to conduct their businesses as now conducted. Neither the Borrower nor any of its officers, directors or employees has received notice or has knowledge of any claim that the Borrower has violated any other person's license, patent, copyright, trademark or trade name, or that the Borrower's licenses, patents, copyrights, trademarks or trade names are currently being infringed. The Borrower has all governmental permits, certificates, consents and franchises necessary to carry on their businesses as now conducted and to own or lease and operate their properties as now owned, leased or operated. All such governmental permits, certificates, consents and franchises are valid, and in effect, and the Borrower is not in violation thereof, and none of them contains any term, provision, condition or limitation more burdensome than generally applicable to persons engaged in the same or similar business.

         6.15 No  Defaults.  The  Borrower  is not in default in the  payment or
              -------------
performance of any of its obligations or in the performance of any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which it is a party or by which it or any of its assets may be bound, which default would have a material adverse effect on the business operations, assets or condition, financial or otherwise, of the Borrower, taken as a whole. No Unmatured Default or Event of Default hereunder or under the other Borrower Documents has occurred and is continuing. The Borrower is not in default under any order, award or decree of any court, arbitrator or governmental authority binding upon or affecting it or by which any of its assets may be bound or affected which default would have a material adverse effect on the business of such Borrower. The Borrower is not subject to any order, award or decree which is likely to materially adversely affect the ability of the Borrower to carry on its business as currently conducted or the ability of the Borrower to perform its obligations under this Agreement and/or the other Borrower Documents to which it is a party.

         6.16 Employee Benefit Plans. Except as have been otherwise disclosed in
              -----------------------
writing to the Lender, any Plans in existence are in substantial compliance with ERISA, no Plan is insolvent or in reorganization, no Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code, the Borrower has not incurred any material liability (including any material contingent liability) to or on account of a Plan pursuant to Sections 4062, 4063, 4064, 4201 or 4204 of ERISA, no proceedings have been instituted to terminate any Plan, and no condition exists which presents a material risk to the Borrower of incurring a liability to or on account of a Plan pursuant to any of the foregoing sections of ERISA.

         6.17 No  Material  Adverse  Conditions.  There is no fact  known to the
              ----------------------------------
Borrower (other than matters of a general economic or political nature) which materially adversely affects the business, property, assets or financial condition of the Borrower which has not been disclosed to the Lender or set forth in the other documents, certificates and statements furnished to the Lender by or on behalf of the Borrower prior to the date hereof in connection with the transactions contemplated hereby.

         6.18 Regulations Q and U. The Borrower is not engaged  principally,  or
              --------------------
as one of the Borrower's important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation Q of the Board of Governors of the Federal Reserve System), and will not use the proceeds of the Loans so as to violate Regulation U as it may be amended or interpreted from time to time by the Board of Governors of the Federal Reserve System.

         6.19   Environmental   Matters.   Except  as  otherwise  disclosed   in
                ------------------------
writing to the Lender,
the Borrower fully complies with all federal, state and local environmental laws, rules, regulations, ordinances and other requirements including, without limitation, those which relate to the production, storage, disposal or use of any and all hazardous or toxic wastes, and including, without limitation, the provisions of 42 U.S.C.ss.ss.9601 et seq. (CERCLA, Super Fund); and 42
U.S.C.ss.ss.6901 et seq. (RCRA).      --------
                 -------

         6.20     No Public Utility Holding Company.       The Borrower is not a
                  ----------------------------------
"holding company," or a "subsidiary company" of a "holding company," or an affiliate of either, within the meaning of the Public Utility Holding Company Act of 1935, as amended.

         6.21     No Subsidiaries.  The Borrower has no Subsidiaries.
                  ----------------

         6.22   Disclosure. Neither this Agreement, nor any agreement, document,
                -----------
certificate or statement furnished to the Lender by or on behalf of the Borrower in connection with the transactions contemplated by this Agreement contains any untrue statement of any material fact or, except in the case of budgets and forward financial forecasts, omits to state any material fact necessary to make the statements contained herein or therein not misleading as of the time the Borrower makes the statement; provided however, that the Borrower has an immediate and continuing obligation to supplement any of the foregoing if it should subsequently contain an untrue statement of any material fact or omits to state any material fact necessary to make the statements contained herein or therein not misleading. There is no fact known to the Borrower which materially and adversely affects, or in the future is likely to materially and adversely affect, the Borrower's business, operations, affairs or condition, financial or otherwise, which has not been disclosed to the Lender.

                                   SECTION VII
                                   -----------

                                Events of Default
                                -----------------

         The occurrence of any one or more of the following shall constitute an Event of Default under this Agreement (an "Event of Default"):

         7.01  Failure  to Pay.  If the  Borrower  shall fail to pay in full any
               ----------------
installment of principal or interest on any of the Notes, or payments required by this Agreement, within five (5) days after such payment first became due.

         7.02 No Notice Required.  If the Borrower with respect to the following
              -------------------
provisions shall fail to observe, perform or comply with any term, obligation, covenant, agreement, condition or other provision contained in Sections 5.02, 5.04, 5.07, 5.10, 5.12, 5.13, 5.15, or 5.18 of this Agreement, or any Event of
Default occurs under any of the other Borrower Documents.

         7.03  Notice  Required.  If the  Borrower  with  respect  to any  term,
               -----------------
obligation, covenant, agreement, condition or other provision (other than those referred to in Sections 9.01 or 9.02 hereof) contained or referred to in any of the Borrower Documents shall fail to observe, perform or comply with those provisions, and such failure shall not have been fully corrected within thirty
(30) days after the Lender has given written notice thereof to such obligor.

         7.04 Falsity of  Representation or Warranty.  If any  representation or
              ---------------------------------------
warranty or other statement of fact contained in any of the Borrower Documents or in any writing, certificate, report or statement at any time furnished the Lender by or on behalf of the Borrower pursuant to or in connection with this Agreement shall have been false or misleading in any material respect or which shall omit a material fact, whether or not made with knowledge, at the time it was made.

         7.05  Judgments.  If a final  judgment or judgments  for the payment of
               ----------
money in excess of the sum of One Hundred Thousand Dollars ($100,000.00), in the aggregate, or with respect to property with a value in excess of such amount, shall be rendered against the Borrower and such judgment or judgments shall remain unsatisfied for a period of thirty (30) consecutive days after the entry thereof and within that thirty (30) days has not been (a) stayed pending appeal, or (b) discharged.

         7.06 Adverse  Financial Change. If there should be any material adverse
              --------------------------
change in the financial condition of the Borrower as determined in Lender's discretion, from its financial condition as shown on the financial statements referred to in Section 6.08 of this Agreement, and such adverse change is not fully corrected to Lender's reasonable satisfaction within sixty (60) days after notice with respect thereto from the Lender.

         7.07 Other Obligations.  Subject to the exception  contained in Section
              ------------------
5.02(b) of this Agreement, if the Borrower shall fail to observe, perform or comply with the terms, obligations, covenants, agreements, conditions or other provisions of any agreement, document or instrument (including leases) other than this Agreement and the other Borrower Documents which (a) the Lender or any of its Affiliates has entered into with the Borrower and which involves any Indebtedness to the Lender and/or any of its Affiliates in any amount or (b) any other Person has entered into with the Borrower and/or any of its Affiliates which involves Indebtedness (or in the case of leases, in total lease obligations under any single lease) in any single instance exceeding Five Hundred Thousand Dollars ($500,000.00).

         7.08 Dissolution or Termination of Existence.  If the Borrower,  either
              ----------------------------------------
Guarantor and/or any Affiliate of the Borrower takes any action that is intended to result in the termination, dissolution or liquidation of the Borrower.

         7.09     Solvency.
                  ---------

                  (a) If the Borrower or either Guarantor shall (1) have an order of relief entered in any proceeding filed by it under the federal bankruptcy laws (as in effect on the date of this Agreement or as they may be amended from time to time); (2) admit its inability to pay its debts generally as they become due; (3) become insolvent in that its total assets are in the aggregate worth less than all of its liabilities or it is unable to pay its debts generally as they become due; (4) make a general assignment for the benefit of creditors; (5) file a petition, or admit (by answer, default or otherwise) the material allegations of any petition filed against it, in bankruptcy under the federal bankruptcy laws (as in effect on the date of this Agreement or as they may be amended from time to time), or under any other law for the relief of debtors, or for the discharge, arrangement or compromise of their debts; or (6) consent to the appointment of a receiver, conservator, trustee or liquidator of all or part of its assets.

                  (b) If a petition shall have been filed against the Borrower or either Guarantor in proceedings under the federal bankruptcy laws (as in effect on the date of this Agreement, or as they may be amended from time to time), or under any other laws for the relief of debtors, or for the discharge, arrangement or compromise of their debts, or an order shall be entered by any court of competent jurisdiction appointing a receiver, conservator, trustee or liquidator of all or part of the Borrower's assets, and such petition or order is not dismissed or stayed within sixty (60) consecutive days after entry thereof.

                                  SECTION VIII
                                  ------------

                              Remedies Upon Default
                              ---------------------

         Notwithstanding anything to the contrary, if any Event of Default occurs under Section 7.09 of this Agreement, the Revolving Credit shall automatically terminate (if not previously terminated or expired), and the entire unpaid balance of all Revolving Credit Loans and Revolving Credit Notes, and all other obligations of the Borrower under and/or in connection with the Borrower Documents, shall automatically, without requirement of any presentment, demand or notice of any kind (all of which are hereby waived by the Borrower), become immediately due and payable in full. Also notwithstanding any other provision of this Agreement, if any other Event of Default under this Agreement occurs, the Lender, in its individual discretion, and without notice to the Borrower, may terminate the Revolving Credit, in which case the Lender shall be under no further obligation to grant any Revolving Credit Loans to the Borrower. In addition, upon the occurrence of any Event of Default, and at any time thereafter, unless all Events of Default have been waived in a writing signed by the Lender specifically providing the waiver, the Lender shall have all of the following rights and remedies and it may exercise one or more of them, singly or in conjunction with others.

         8.01  Right to  Offset.  The  Lender  shall  have the  right to set off
               -----------------
against, or appropriate and apply toward the payment of, the obligations of the Borrower to that Lender, pursuant to this Agreement or as evidenced by the Revolving Credit Notes whether such obligations shall have matured in due course or by acceleration, any and all deposit balances and other sums and indebtedness then held or owed by that Lender to or for the credit or account of the Borrower and/or either Guarantor. For such purpose the Borrower and each Guarantor hereby pledges to and grants a security interest in such deposit balances, other sums and indebtedness of the Lender to secure all of the Borrower's obligations under this Agreement and the Revolving Credit Notes. Such offsets following an Event of Default may occur without notice to or demand upon the Borrower, either Guarantor or any other Person, all of such notices and demands being hereby waived.

         8.02 Enforcement of Rights. The Lender shall have the right, to proceed
              ----------------------
to protect and enforce its rights by suit in equity, action at law or other appropriate proceedings either for specific performance of any covenant or condition contained in any of the Borrower Documents, or in aid of the exercise of any power granted in any of the Borrower Documents.

         8.03 Rights Under Security Instruments.  The Lender shall also have all
              ----------------------------------
rights and remedies granted it under the Pledge Agreement, the Guaranty Agreements and any and all other Borrower Documents securing or intending to secure the Borrower's obligations under the Revolving Credit Notes, or any other indebtedness or obligation of the Borrower under the Borrower Documents.

         8.04 Cumulative Remedies.  All of the rights and remedies of the Lender
              --------------------
upon occurrence of an Event of Default shall be cumulative to the greatest extent permitted by law, may be exercised successively or concurrently, from time to time, and shall be in addition to all of those rights and remedies afforded the Lender at law, or in equity, or in bankruptcy. Notwithstanding the foregoing, the Lender shall be entitled to recover from the cumulative exercise of all remedies an amount no greater than the sum of (a) the aggregate outstanding principal amount of the Loan, (b) all accrued but unpaid interest with respect to the aggregate principal amount of the Loan, (c) any other amounts that the Borrower is required by this Agreement to pay to the Lender (for example, and without limitation, the reimbursement of expenses and legal fees, and late charges), and (d) any costs, expenses or damages which the Lender is otherwise permitted to recover by the terms of this Agreement. Any exercise of any right or remedy shall not be deemed to be an election of that right or remedy to the exclusion of any other right or remedy.

                                   SECTION IX
                                   ----------

                                Fees and Expenses
                                -----------------

         9.01  Transaction  Expenses.  The Borrower shall pay to the Lender upon
               ----------------------
demand all out-of-pocket expenses incurred by the Lender in connection with the transactions contemplated by this Agreement, including, but not limited to the Lender's reasonable attorneys' fees incurred in preparing, negotiating and closing the Borrower Documents and any and all costs and fees incurred in connection with the recording or filing of any documents or instruments, and/or in searches of, any public office, pursuant to or as a consequence of this Agreement, or to perfect or protect any security for the Loans. The Borrower shall also pay to the Lender, promptly following the Lender's request, all out-of-pocket expenses incurred by the Lender from time to time in the administration of the Loans, including, without limitation, any out-of-pocket expenses (including, but not limited to, attorneys' fees) incurred by the Lender if any of the Borrower Documents should be amended, extended and/or renewed from time to time, or if additional Borrower Documents are prepared.

         9.02  Enforcement  Expenses.  If any Event of Default shall occur under
               ----------------------
this Agreement, or any default shall occur under any of the Borrower Documents or any related documents, the Borrower shall pay to the Lender, to the extent allowable by applicable law, such amounts as shall be sufficient to reimburse the Lender fully for all of its costs and expenses incurred in enforcing and/or protecting its rights and remedies under the Borrower Documents and any related documents, including without limitation its reasonable attorneys' fees and court costs. Such amounts shall be deemed to be included in the obligations secured by the Security Agreement.

                                    SECTION X
                                    ---------

                            Miscellaneous Provisions
                            ------------------------

         10.01  Business  Days. If any provision of this Agreement or any of the
                ---------------
other Borrower Documents requires that the Borrower make any payment, or otherwise perform any act, on a day on which the Lender is not open for business, then that payment or action shall be deemed to be due on the first day thereafter that the Lender is open for business.

         10.02 Term of this Agreement. The term of this Agreement shall commence
               -----------------------
as of the date hereof, and continue until all Loans and accrued but unpaid interest thereon shall have been paid in full and the Borrower shall have paid or performed all of its obligations hereunder.

         10.03 No  Waivers.  Failure  or delay by the Lender in  exercising  any
               ------------
rights shall not be deemed to be or operate as a waiver of that right, nor shall any right be exclusive of any other right referred to in this Agreement, or in any other related document, or available at law or in equity, by statute or otherwise. Any single or partial exercise of any right shall not preclude the further exercise of that right. Every right of the Lender shall continue in full force and effect until such right is specifically waived in a writing signed by the Lender.

         10.04 Course of Dealing. No course of dealing between the Borrower, the
               ------------------
Guarantors and the Lender shall operate as a waiver of any of the Lender's rights under any of the Borrower Documents.

         10.05 Certain Waivers by the Borrower and the Guarantors.  The Borrower
               ---------------------------------------------------
and each Guarantor hereby waives, to the extent permitted by applicable law, (a) all presentments, demands for performances, notices of nonperformance (except to the extent specifically required by this Agreement or any other of the Borrower Documents), protests, notices of protest and notices of dishonor in connection with the Notes (b) any requirement of diligence or promptness on the part of the Lender in enforcement of rights under the provisions of any of the Borrower Documents, and (c) any requirement of marshaling assets or proceeding against persons or assets in any particular order.

         10.06 Severability. If any part, term or provision of this Agreement is
               -------------
held by any court to be unenforceable or prohibited by any law applicable to this Agreement, the rights and obligations of the parties shall be construed and enforced with that part, term or provision limited so as to make it enforceable to the greatest extent allowed by law, or, if it is totally unenforceable, as if this Agreement did not contain that particular part, term or provision.

         10.07    Time of the Essence.    Time  shall  be of  the essence in the
                  --------------------
performance of all of the Borrower's and the Guarantors' obligations under the Borrower Documents.

         10.08 Benefit and Binding  Effect.  This  Agreement  shall inure to the
               ----------------------------
benefit of the Lender, its successors and assigns, and all obligations of the Borrower and the Guarantors shall bind their heirs, executors, successors and, if and to the extent assignment is otherwise permitted by this Agreement, assigns.

         10.09  Further  Assurances.  The  Borrower  shall  sign such  financing
                --------------------
statements or other documents or instruments as the Lender may request from time to time more fully to create, perfect, continue, maintain or terminate the rights and security interests intended to be granted or created pursuant to this Agreement, the Security Agreement, and any other Borrower Documents.

         10.10  Incorporation  by  Reference.  All  schedules,  annexes or other
                -----------------------------
attachments to this Agreement are incorporated into this Agreement as if set out in full at the first place in this Agreement that reference is made thereto.

         10.11 Entire  Agreement;  No Oral  Modifications.  This Agreement,  the
               -------------------------------------------
schedules and annexes hereto, and the documents and instruments referred to herein constitute the entire agreement of the parties with respect to the subject matter hereof, and supersede all prior understandings with respect to the subject matter hereof. No change, modification, addition or termination of this Agreement or any of the Borrower Documents shall be enforceable unless in writing and signed by the party against whom enforcement is sought.

         10.12  Headings.  The headings used in this  Agreement are included for
                ---------
ease of reference only and shall not be considered in the interpretation or construction of this Agreement.

         10.13  Governing  Law.  This  Agreement  and the related  documents and
                ---------------
instruments shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky without regard to conflicts of laws unless, except to the extent that the laws of any other state, province or country where the Collateral is located require that the laws of such other state, province or country shall govern the creation, perfection or enforcement of the Lender's rights and security interests in such Collateral.

         10.14 Assignments. Neither the Borrower nor either Guarantor may assign
               ------------
any rights under this Agreement to any other party. Any attempted assignment shall be a default under this Agreement and shall be null and void.

         10.15    Multiple Counterparts.
                  ----------------------

                  (a) This Agreement may be signed by each party upon a separate copy, and in such case one counterpart of this Agreement shall consist of enough of such copies to reflect the signature of each party.

                  (b) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms thereof to produce or account for more than one of such counterparts.

         10.16    Notices.
                  --------

                  (a) Any requirement of the Uniform Commercial Code or other applicable law of reasonable notice shall be met if such notice is given at least ten (10) Business Days before the time of sale, disposition or other event or thing giving rise to the requirement of notice.

                  (b) Except as provided in subsection (c) below, all notices or communications under this Agreement shall be in writing and shall be hand-delivered, sent by courier, or mailed to the parties addressed to the addresses as follows and any notice so addressed and (1) hand-delivered, shall be deemed to have been given when so delivered, or (2) mailed by registered or certified mail, return receipt requested, shall be deemed to have been given when mailed, or (3) delivered to a recognized small package overnight courier service to the address of the intended recipient with shipping prepaid, shall be deemed to have been given when so delivered to such courier. Addresses for notices are as follows:

                  (1)      If to the Lender: BANK OF LOUISVILLE
                                             500 W. Broadway
                                             Louisville, Kentucky  40202

                  with a courtesy copy to:   BROWN, TODD & HEYBURN PLLC
                                             400 West Market Street, 32nd Floor
                                             Louisville, Kentucky  40202-3363
                                             Attn:  Charles R. Keeton, Esq.

                  (2)      If to the Borrower: ORIG, LLC
                                               10172 Linn Station Road 200
                                               Louisville, Kentucky  40223
                                               Attn:    Neil Mitchell

                  with a courtesy copy to:  GREENBAUM DOLL & MCDONALD PLLC
                                            3300 National City Tower
                                            Louisville, Kentucky  40202
                                            Attn:  Tandy C. Patrick, Esq.

                  (3)      If to the Guarantor:  J. D. NICHOLS
                                                 10172 Linn Station Road 200
                                                 Louisville, Kentucky  40223

                  with a courtesy copy to:  GREENBAUM DOLL & MCDONALD PLLC
                                            3300 National City Tower
                                            Louisville, Kentucky  40202
                                            Attn:  Tandy C. Patrick, Esq.

                  (4)      If to the Guarantor:  BRIAN LAVIN
                                                 10172 Linn Station Road 200
                                                 Louisville, Kentucky  40223

                  with a courtesy copy to:  GREENBAUM DOLL & MCDONALD PLLC
                                            3300 National City Tower
                                            Louisville, Kentucky  40202
                                            Attn:  Tandy C. Patrick, Esq.


                   (c) The parties may at any time, and from time to time, change the address or addresses to which notice shall be mailed by written notice setting forth the changed address or addresses.

         10.17 Survival of Covenants. All covenants, agreements,  warranties and
               ----------------------
representations made by the Borrower herein shall survive the making of each Revolving Credit Loan and the execution and delivery of the Borrower Documents, and shall be deemed to be remade and restated by the Borrower each time the Borrower requests a Revolving Credit Loan.

         10.18. Consent to Jurisdiction. THE BORROWER AND THE GUARANTORS CONSENT
                ------------------------
TO ONE OR MORE ACTIONS BEING INSTITUTED AND MAINTAINED IN THE JEFFERSON COUNTY, KENTUCKY, CIRCUIT COURT AND/OR THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF KENTUCKY (AT LENDER'S DISCRETION) TO ENFORCE THIS AGREEMENT AND/OR ONE OR MORE OF THE OTHER BORROWER DOCUMENTS, AND WAIVE ANY OBJECTION TO ANY SUCH ACTION BASED UPON LACK OF PERSONAL OR SUBJECT MATTER JURISDICTION OR IMPROPER VENUE. THE PARTIES AGREE THAT ANY PROCESS OR OTHER LEGAL SUMMONS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING MAY BE SERVED BY MAILING A COPY THEREOF BY CERTIFIED MAIL, OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL, ADDRESSED TO THE ADDRESSES PROVIDED IN THE PREAMBLE TO THIS AGREEMENT. THE BORROWER AND THE GUARANTORS ALSO AGREE THAT NONE OF THEM SHALL COMMENCE OR MAINTAIN ANY ACTION IN ANY COURT, ADMINISTRATIVE AGENCY OR OTHER TRIBUNAL OTHER THAN THE JEFFERSON COUNTY, KENTUCKY, CIRCUIT COURT OR THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF KENTUCKY WITH RESPECT TO THIS AGREEMENT, ANY OTHER OF THE BORROWER DOCUMENTS, ANY OF THE TRANSACTIONS PROVIDED FOR OR CONTEMPLATED IN ANY OF THE BORROWER DOCUMENTS, OR ANY CAUSE OF ACTION OR ALLEGED CAUSE OF ACTION ARISING OUT OF OR IN CONNECTION WITH ANY DEBTOR AND CREDITOR RELATIONSHIP AMONG THE PARTIES THAT MAY EXIST FROM TIME TO TIME.

         10.20 JURY TRIAL WAIVER.  THE BORROWER AND EACH GUARANTOR HEREBY WAIVES
               ------------------
ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE REVOLVING CREDIT NOTES, THE PLEDGE AGREEMENT, THE GUARANTY AGREEMENTS AND/OR ANY OTHER OF THE BORROWER DOCUMENTS. THIS WAIVER IS INTENDED TO APPLY TO ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE BORROWER AND EACH GUARANTOR ACKNOWLEDGES THAT THIS
WAIVER IS A MATERIAL INDUCEMENT FOR THE LENDER TO ENTER INTO A BUSINESS RELATIONSHIP, AND THAT THE LENDER HAS ALREADY RELIED ON THIS WAIVER IN ITS DEALINGS WITH THE BORROWER AND THE GUARANTORS. THE BORROWER AND EACH GUARANTOR FURTHER WARRANTS AND REPRESENTS THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS OF THIS AGREEMENT, THE REVOLVING CREDIT NOTES, THE PLEDGE AGREEMENT, THE GUARANTY AGREEMENTS AND/OR THE OTHER BORROWER DOCUMENTS. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO TRIAL BY THE COURT.

         10.21 ACKNOWLEDGEMENT. THE BORROWER ACKNOWLEDGES THAT IT HAS RECEIVED A
               ----------------
COPY OF THIS AGREEMENT AND EACH OF THE OTHER BORROWER DOCUMENTS, AS FULLY EXECUTED BY THE PARTIES THERETO. THE BORROWER ACKNOWLEDGES THAT IT (A) HAS READ THIS AGREEMENT AND THE OTHER BORROWER DOCUMENTS OR HAS CAUSED SUCH DOCUMENTS TO BE EXAMINED BY ITS REPRESENTATIVES OR ADVISORS; (B) IS THOROUGHLY FAMILIAR WITH THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT AND THE OTHER BORROWER DOCUMENTS; AND (C) HAS HAD THE OPPORTUNITY TO ASK SUCH QUESTIONS TO REPRESENTATIVES OF THE LENDER, AND RECEIVE ANSWERS THERETO, CONCERNING THE TERMS AND CONDITIONS OF THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT AND THE OTHER BORROWER DOCUMENTS AS IT DEEMS NECESSARY IN CONNECTION WITH THE ITS DECISION TO ENTER INTO THIS AGREEMENT.


             [THIS BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                                      31-A

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         IN WITNESS  WHEREOF,  the parties have signed this  Agreement as of the date set forth in the preamble hereto, but actually on the dates set forth below.

                                      Lender:

                                      BANK OF LOUISVILLE


                                      By /s/ Richard Bean
                                        ----------------------------------------
                                      Richard Bean, Senior Vice President

                                      Date: August 15, 2000


                                      Borrower:

                                      ORIG, LLC


                                      By /s/ J.D. Nichols
                                        ----------------------------------------
                                      J. D. Nichols, Manager

                                      Date: August 15, 2000



                                      /s/ J.D. Nichols
                                      ------------------------------------------
                                      J. D. NICHOLS

                                      Date: August 15, 2000



                                      /s/ Brian Lavin
                                      ------------------------------------------
                                      BRIAN LAVIN

                                      Date: August 15, 2000

Annexes

          Annexes A-1 - A-3   Forms of Revolving Credit Notes in favor of the
                              Lender
          Annex B             Form of Pledge Agreement
          Annex C             Paragraphs for Opinion of Counsel for the Borrower
                              and Guarantor
          Annex D             Form of Joinder Agreement
          Annex E             Form of Partnership Notice and Acknowledgement

Schedules

          Schedule 1(P)       Partnership Interests
          Schedule 10.12      Permitted Liabilities
          Schedule 10.13      Permitted Encumbrances